
15006004

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A


SEC MAIL
RECEIVED
PROCESSING
APR 01 2015
WASH., D.C.
201
SECTION

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Alternative Securities Markets Group Bancorp

Commission File Number: 0001637472

CALIFORNIA

UNITED STATES:

Alternative Securities Markets Group Bancorp

4050 Glencoe Avenue

Marina Del Rey, California 90292

Phone: (213) 407-4386

6199 – Financial Services	**47-3490413**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY OPERATION OF THE TERM OF REGULATION A.

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Steven J. Muehler	Senior Managing Member

Mailing: C/O: Alternative Securities Markets Group Bancorp., 4050 Glencoe Avenue, Marina Del Rey, CA 90292

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Alternative Securities Markets Group Bancorp affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Alternative Securities Markets Group Corporation (1) (2)	Preferred Common	0% 100%

(1) Mr. Steven J. Muehler is the Founder, Chief Executive Officer, temporary Chief Financial Officer, and Chairman of the Board of Directors for the Alternative Securities Markets Group Corporation

(2) Mailing Address: Alternative Securities Markets Group Corporation, 4050 Glencoe Avenue, Marina Del Rey, California 90292

(f) Promoters of the issuer

All Members of:

Company:
Alternative Securities Markets Group Bancorp
4050 Glencoe Avenue
Marina Del Rey, California 90292
http://www.ASMGBank.com
Phone: (213) 407-4386
Email: Legal@ASMGCBank.com

Broker Dealer:
Alternative Securities Market, LLC
4050 Glencoe Avenue
Marina Del Rey, California 90292
http://www.ASMGCorp.com
Phone: (213) 407-4386
Email: Legal@ASMMarketsGroup.com

g) Affiliates of the issuer.

Wholly Owned Subsidiaries of Alternative Securities Markets Group Corporation:

- Alternative Securities Market, LLC (*Broker Dealer*)
- Alternative Securities Market, Inc. (*Stock Exchange*)
- Alternative Securities Market Fixed Income Mortgage Fund(s) (*Income Producing Real Estate Holdings*)
- Alternative Securities Markets Group Aviation & Aerospace Fund (*Alt. Securities Market Fund*)
- Alternative Securities Markets Group Biofuels Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group California Water Rights Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Commercial Mortgage Clearinghouse Fund, LLC (*to be formed in 2015*)

- Alternative Securities Markets Group Energy Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Entertainment and Media Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Fashion and Textiles Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Financial Services Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Food and Beverage Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Hotel and Hospitality Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Life Settlement Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Medical Device and Pharmaceuticals Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Mining and Mineral Rights Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Oil and Natural Gas Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Residential Mortgage Clearinghouse Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Restaurant and Nightclub Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Retail and E-Commerce Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Technologies Market Fund, LLC (*to be formed in 2015*)

(h) Counsel for Issuer and Underwriters.

Underwriter:
Alternative Securities Markets Group Corporation
4050 Glencoe Avenue, Unit 210
Marina Del Rey, California 90292
Website: http://www.ASMGCorp.com
Phone: (213) 407-4386
Email: Legal@ASMGCorp.com

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall be offered by Registered Investment Advisors associated with Alternative Securities Markets Group Corporation and Licensed Securities Brokers associated with Alternative Securities Market, LLC (*Broker Dealer*).

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California

The Company will be using licensed Securities Broker of Alternative Securities Market, LLC as selling agents in connection with this Offering, and the Offering will be available exclusively to Registered Investment Advisors of Alternative Securities Markets

Group Corporation. Alternative Securities Market, LLC and Alternative Securities Markets Group Corporation will use three of its corporate websites, each as an online portal and information management tool in connection with the Offering. Each of the Websites is owned and operated by Alternative Securities Markets Group Corporation.

- http://www.ASMGBank.com;
- http://www.ASMGCorp.com; and
- http://www.AlternativeSecuritiesMarket.com

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Investment Certificates, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Alternative Securities Markets Group Bancorp** and mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

The Company was formed as a California Stock Corporation in April of 2015. Upon its formation, the Company has issued ONE HUNDRED THOUSAND (100,000) Common Stock Shares as illustrated below:

Name & Address	Amount Owned
Alternative Securities Markets Group Corp. 4050 Glencoe Avenue Marina Del Rey, California 90292	Common Stock: 100,000 Shares (100.00%) Preferred Stock: No Shares

The Common Stock Shares were issued at a Par Value of $0.001 Per share pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended:

Item 6. Other Present or Proposed Offerings.

The Alternative Securities Markets Group Corporation intends to offer and sell equity and/or debt securities related to additional financial services products it offers, or for products and services offered by one of its wholly owned subsidiaries. Alternative Securities Markets Group Corporation, through its wholly owned subsidiaries, expects to file one or more new Offering Statements on SEC Form 1-A covering the additional Offerings for qualification with the Securities and Exchange Commission, under the NASAA Coordinated Review Program and with any individual State, to the extent necessary

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered by Licensed Securities Brokers of Alternative Securities Market, LLC and by Registered Investment Advisors of Alternative Securities Markets Group Corporation. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Notes directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

Alternative Securities Markets Group Bancorp

Best Efforts Offering of 5,000 Secured Investment Certificates

This Offering Circular relates to the offer and sale of up to $5,000,000 in principal amount (the "Offering") of Secured Fixed-Rate Investment Certificates (the "Certificates") of ALTERNATIVE SECURITIES MARKETS GROUP BANCORP, a California Stock Corporation (the "Company"). The Company's principal office is located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, and its telephone number is (213) 407-4386.

The Certificates will be issued in the minimum amount of $1,000 and in multiples of $1,000. The Certificates will be offered in maturities of 6 to 18 months from the date issued, with a fixed interest rate depending on the term. The Company will typically issue Certificates on the same or next day, after deposit by the Company of the Subscriber's payment check and the check is collected by the Company's Bank. See "Description of Certificates" on Page 25 of this Registration Statement. The Interest Rate for each Certificate will be based on the formula set forth below and varies according to the term of the Certificate. See "Description of Certificates – Principal, Maturity and Interest" on Page 25 of this Registration Statement. The Minimum and the Maximum Fixed Interest Rates which are offered will change from time to time in response to changes in the current "Wall Street Journal's Prime Rate" data obtained from the Wall Street Journal, or a similar credible source. The "Prime Rate", as reported by the Wall Street Journal's Bank Survey, is among the most widely used benchmark in setting home equity lines of credit and credit card rates. It is in turn based on the Federal Funds Rate, which is set by the Federal Reserve. The Interest Rates for new Certificates are set on the First Monday of each month at the start of business based on the Wall Street Journal's Prime Rate on that day. Such rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last day prior to the First Monday of the next month. The following table sets forth the formula for determining the Interest Rates for the Certificates and the Initial Interest Rate based on the most recent Wall Street Journal's Prime Rate as of **APRIL 1st, 2015**.

TERM	WALL STREET JOURNAL'S PRIME RATE	INTEREST RATES AS OF APRIL 1st, 2015
12 MONTHS	Prime Plus 1%	4.25%
24 MONTHS	Prime Plus 2%	5.25%
36 MONTHS	Prime Plus 3%	6.25%
48 MONTHS	Prime Plus 4%	7.25%
60 MONTHS	Prime Plus 5%	8.25%

The Initial Rates set forth above will be effective only for Certificates issued between **APRIL 1st, 2015 and APRIL 30th, 2015**. The Interest Rates fluctuate based on the formula set forth above, and to determine the current rates, prospective investors in the Certificates should call the Company at (213) 407-4386, or consult the web page(s): http://www.ASMGBank.com, http://www.ASMGCorp.com and/or http://www.AlternativeSecuritiesMarket.com.

The Company may prepay some or all of the Certificates at any time prior to their Maturity without premium or penalty.

The Company will pay Interest on Certificates Quarterly, Semi-annually or at Maturity, at the Holder's option. All Certificates will be issued in fully registered form.

The Certificates will be subject to automatic rollover. Fifteen business days before the maturity date of the Certificate, the Company will notify the Holder that the Certificate is going to mature and request whether the holder wishes to let the Certificate rollover, or to be repaid. The Company will repay holders who notify in ten business days before the Maturity Date that they wish to be repaid. Unless the holder notifies the Company ten business days before the maturity date that it does not wish to let the Certificate rollover and presents the Certificate for payment, or the Company otherwise elects to repay the Certificate, the Certificate rollover will be automatically rolled-over into a new Certificate at the Interest Rate then being offered by the Company based on the same term as the original Certificate. The Holder may elect to rollover all, or a portion of, the Certificates it owns. To determine the Interest Rate applicable to the rolled-over Certificate, Holders should call the Company at (213) 407-4386, or consult the web pages at: http://www.ASMGBank.com, http://www.ASMGCorp.com and/or http://www.AlternativeSecuritiesMarket.com. The rolled-over Certificate will bear interest at the then current interest rate for newly issued Certificates, based on the formula described above, the maturity date will be extended for an additional term of identical length as the original Certificate, and the frequency of Interest Payments will be identical to the frequency of the Original Certificate.

Due to automatic rollover, Investors will not receive payment of principal at Maturity or subsequent payment dates unless the Investor complies with the procedures for notification and delivery of Certificates. See "Payment or Rollover at Maturity" on page 27 of this Registration Statement.

The Company, through Licensed Brokers of Alternative Securities Market, LLC and Registered Investment Advisors of Alternative Securities Markets Group Corporation, are offering the Certificates Investors through its Officers on an ongoing and continuous basis. The Certificates will be issued at their principal face value, without a discount, and are not being sold through commissioned sales agents or underwriters. See "Plan for Distribution" on page 16 of this Registration Statement.

The Certificates are being offered, and will be sold, pursuant to the exemption from registration provided by Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Regulation A promulgated thereunder. The Offering is not contingent upon sales of a minimum offering amount and there is no minimum aggregate amount of Certificates that must be sold in order for us to have access to the Offering proceeds. We may accept subscriptions as they are received. The Offering will terminate upon the earlier to occur of (i) the date that is not more than one year after the Offering is qualified by the United States Securities and Exchange Commission (The "Commission"), and (ii) the date on which $5,000,000 of Certificates qualified hereunder have been sold.

The Certificates will not be listed on any exchange or quoted on any automated dealer quotation system. Currently, there is no public market for the Certificates.

This Offering Circular shall not constitute an offer to sell or the solicitation to an offer to buy, nor shall there be any sales of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such State.

THERE IS AT THIS TIME, NO PUBLIC MARKET FOR THE SECURED INVESTMENT CERTIFICATES.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

APRIL 1st, 2015

ITEM 2: DISTRIBUTION SPREAD

	Number of Certificates	Offering Price	Selling Commissions (1)	Proceeds to Company
Per Certificate	------	$1,000.00	$50.00	$950.00
Total Minimum	001	$1,000.00	$50.00	$950.00
Total Maximum	5,000	$5,000,000	$250,000	$4,470,000

(1) We plan to use licensed brokers associated with Alternative Securities Market, LLC as placements agent or broker for this Offering. The Investment Certificates will also be available exclusively to Registered Investment Advisors of the Alternative Securities Markets Group Corporation.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN THE SECURED INVESTMENT CERTIFICATES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL OR CANCELLATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURED INVESTMENT CERTIFICATES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURED INVESTMENT CERTIFICATES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURED INVESTMENT CERTIFICATES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE SECURED INVESTMENT CERTIFICATES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

GENERAL RISKS ASSOCIATED WITH INVESTMENT IN THE ALTERNATIVE SECURITIES MARKETS GROUP BANCORP

Investing in the Company's Secured Investment Certificates is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this private securities offering.

Development Stage Business

Alternative Securities Markets Group Bancorp commenced operations in April of 2015. The Company was formed as a California Stock Corporation. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Alternative Securities Markets Group Bancorp will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's Founder, Chief Executive Officer and temporary Chief Financial Officer, Mr. Steven Joseph Muehler. Mr. Muehler will be dedicating less than his full time to the Company, and will only be able to dedicate 25-30 hours per week to the Management of the Company.

Risks of Borrowing

The Company does not intend to incur any additional debt beyond the debt commitments provided in this offering. Should the Company incur additional debt in the future, additional possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements could also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the Company's Chief Executive Officer with respect to application and allocation of the net proceeds of this Offering. Investors for the Secured Investment Certificates offered hereby will be entrusting their funds to the Company's Chief Executive Officer, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The offering must be fully subscribed and all of Secured Investment Certificates need to be sold in this offering for the Company to access the investment funds is. All Investor funds will be held in a bank escrow account and will only be transferred from the Company's Bank Escrow Account to the Company's General Business Operation Account when the full offering is fully subscribed and all Secured Investment Certificates have been sold. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Secured Investment Certificates at any time, regardless of the number of Secured Investment Certificates that have sold.

Control by Management

As of April 1st, 2015 Alternative Securities Markets Group Corporation owned 100% of the Company's outstanding Common Stock Shares. As April 1st, 2015, Mr. Steven J. Muehler owned 100% of Alternative Securities Markets Group Corporation's outstanding Common Stock Shares. Mr. Steven J. Muehler is also the Chief Executive Officer and Temporary Chief Financial Officer of the Company. Upon completion of this Offering, Alternative Securities Markets Group Corporation will own 100% of the issued and outstanding Common Stock Shares. Investors of the Company's Secured Investment Certificates will not have the ability to control either a vote of the Company's Managers, Directors or any appointed Officers. See "COMPANY MANAGERS" section.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Secured Investment Certificates are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Company will ever convert to a Stock Corporation and No assurances can be given that the Company's Stock Shares would ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Chief Executive Officer deems it necessary. As a result, the Company's Secured Investment Certificates are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of Investors to sell their Investment Certificates in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Secured Investment Certificates to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Secured Investment Certificates to trading on an "Over-the-Counter" or "Open Market". If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Secured Investment Certificates easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Secured Investment Certificates and investors wishing to sell the Secured Investment Certificates might therefore suffer losses.**

Unavailability of Rule 144 for Resales

The Company may be regarded under Rule 12b-2 of the Securities Exchange Act of 1934 as a shell company. Shareholders who hold Secured Investment Certificates which are not subject to a registration statement under the Securities Act often rely upon Rule 144 for their resale. Rule 144 is not available for the resale of securities initially issued by either reporting or non-reporting shell companies (other than a business combination related shell company) or an Issuer that has been, at any time previously, a reporting or non-reporting shell company, unless the issuer meets specified conditions. A Secured Investment Certificate holder may resell securities pursuant to Rule 144's Safe Harbor if the following conditions are met:

1) The Issuer of Securities that was formerly a reporting or non-reporting company has ceased to be a shell;
2) The Issuer of the Securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
3) The Issuer of the Securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
4) At least one year has elapsed from the time the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Long Term Nature of Investment

An investment in the Company's Secured Investment Certificates may be long term and illiquid. As discussed above, the offer and sale of the Secured Investment Certificates will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Investment Certificates for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Secured Investment Certificates must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Compliance with Securities Laws

The Company's Secured Investment Certificates are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable California Securities Laws, and other applicable state securities laws. If the sale of Secured Investment Certificates were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Secured Investment Certificates. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

A Failure of, or Interruption in, the Communications and Information Systems on which the Alternative Securities Markets Group Bancorp Relies on to Conduct its Business could Adversely Affect the Company's Proposed Revenues and Future Profitability

Alternative Securities Markets Group Bancorp will rely heavily upon communications and information systems to conduct its business. Although Alternative Securities Markets Group Bancorp plans to have a "built in level of redundancy" to its information technology infrastructure and plants to update its business continuity plan(s) annually, any failure or interruption of its information systems or the third-party information system on which the Company relies on as a result of inadequate or failed processes or systems, human errors or external events, could adversely affect the Company's proposed Internet-based operations and slow the processing of applications, loan servicing, and deposit-related transactions. In addition, the Company's communication and information systems may present security risks and could be susceptible to hacking or other unauthorized access. The occurrence of any of these events could have a material adverse effect on the Company's business, financial condition and results of operations.

Because the Company's Business is highly Dependent on Technology that is subject to Rapid Change and Transformation, the Company is subject to Risks of Obsolescence

The Bank will conduct its consumer lending and deposit-gathering activities primarily through the internet. The Financial Services Industry is undergoing rapid technological change, and the Company may face evolution of customer demand for technology-driven financial and banking products and services. Many of the Company's competitors have substantially greater resources to invest in technological improvements and product development, marketing and implementation. Any failure to successfully keep pace with and fund technological innovation in the markets in which the Bank will compete could have a material adverse affect on the Company's business, financial condition and results of operations.

The Company Will Need Additional Capital Resources in the Future and these Capital Resources May Not be Available when needed or at all, without which the Company's Financial Condition, Results of Operations and Prospects could be Materially Impaired

If the Company experiences the anticipated significant growth rate it expects, the Company will be required to raise additional capital. The Company's ability to raise capital when needed will depend on the Company's financial performance and condition, and on conditions in the capital markets, as well as economic conditions generally. Accordingly, such financing may not be available to the Company on acceptable terms, if at all. If the Company cannot raise additional capital when needed, it would have a material adverse effect on the Company's business, financial condition and results of operations.

The Competitive Nature of the Banking and Financial Services Industry could Negatively Affect the Company's Ability to Increase Market Share and Retain Long-term Profitability

Competition in the banking and financial services industry is strong. The Company will compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies and brokerage investment banking firms. Some of the Company's competitors have greater name recognition and market presence than the Company, and are able to offer certain services that the Company does not, or cannot provide. In addition, larger competitors may be able to price loans and deposits more aggressively than the Company can, which could affect the Company's ability to develop, or increase, its market share and become, or remain profitable on a long-term basis. The Company's success will depend on the ability of the Bank to compete successfully on a long-term basis with the financial services industry.

Fluctuations in Interest Rates Could Reduce the Company's Profitability and Affect the Value of Assets

Like other financial institutions, the Company will be subject to interest rate risk. The Company's primary source of income will be "net interest income", which is the difference between interest earned on loans and investment and investment interest paid on deposits and borrowings. The Company expects that it will periodically experience imbalances in the interest rate sensitivities of its assets and liabilities, and the relationships of various interest rates to each other. Over any defined period of time, the Company's interest-earning assets may be more sensitive to changes in the market interest rates than the Company's interest-bearing liabilities, or vice-versa. If market interest rates should move contrary to the Company's position, earnings may be negatively affected. In addition, loan volume and quality, and deposit volume can be affected by market interest rates as can the businesses of the Company's clients. Changes in levels of market interest rates could have a material adverse effect on the Company's net interest spread, asset quality, origination and overall profitability.

Market interest rates are beyond the Company's control, and they fluctuate in response to economic conditions and the policies of various governmental and regulatory agencies, in particular, the Board of Governors of the Federal Reserve (the "Federal Reserve"). Changes in monetary policy, including changes in interest rates, may negatively affect the Company's ability to originate loans, the value of assets, and the Company's ability to realize gains from the sale of its assets, all of which ultimately could affect the Company's earnings.

An Inadequate Allowance for Loan Losses would Reduce the Company's Earnings and Adversely Affect the Company's Financial Condition and Results of Operations

The Company's success depends to a significant extent upon the quality of its assets, particularly loans. In originating loans, there is substantial likelihood that credit losses will be experienced. The risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral. Although the Company and its regulators will regularly review its loan portfolio, there can be no assurances that the Company will not experience losses in excess of the allowances and be required to increase its provision.

Because of the Company's Holding Company Structure, the Company Depends on Capital Distributions from the Bank to Fund its Operations

The Company is a separate and distinct legal entity from the Bank and has not business activities other than its ownership of the Bank. As a result, the Company will primarily depend on dividends, distributions and other payments from the Bank to fund its obligations. The ability of the Bank to pay dividends to the Company is limited by State and Federal Law, and depends generally on the Bank's ability to generate net income. If the Company is unable to comply with applicable provisions of these statutes and regulations, the Bank may not be able to pay dividends to the Company, and the Company would not be able to pay interest on its outstanding secured investment certificates.

The Company will Operate in a Highly Regulated Environment, which could Restrain its Growth and Profitability

The Company will be subject to extensive laws and regulations that govern almost all aspects of its proposed operations. These laws and regulations, and the supervisory framework that oversees the administration of these laws and regulations, are primarily intended to protect depositors, the Deposit Insurance Fund and the banking system as a whole, and not investors and consumers. These laws and regulations, among other matters, affect the Company's proposed lending practices, capital structure, investment practices, dividend policy, operations and growth. Compliance with the myriad laws and regulations applicable to the Company can be difficult and costly. In addition, these laws, regulations and policies are subject to continual review by governmental authorities, and changes to these laws, regulation and policies, including changes in interpretation or implementation of these laws, regulations and policies, could affect the Company in a substantial and unpredictable way, and often impose additional compliance costs. Further, any new laws, rules and regulations could make compliance more difficult and expensive. All of these laws and regulations, and the supervisory framework applicable to the Company's Industry, could have a material adverse effect on the Company's business, financial condition and results of operations.

Federal and State Regulators will Periodically Examine the Company's Business, and the Company may be Required to Remediate Adverse Examination Findings

The Federal Reserve, the Federal Deposit Insurance Corporation (the "FDIC") and certain State of California Regulatory Agencies, will periodically examine the Company's Business, including its compliance with laws and regulations. If, as a result of an examination, a Federal Banking Agency were to determine that the Company's financial condition, capital resource, asset quality, earnings prospects, management, liquidity or other aspects of any of the Company's operations has become unsatisfactory, or that the Company is in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in the Company's capital, to restrict the Company's growth, to assess civil monetary penalties against an Officer or a Director of the Company, and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate the Bank's Deposit Insurance and place the Company and the Bank into receivership or conservatorship. Any regulatory action against the Company or the Bank could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's FDIC Deposit Insurance Premiums and Assessments May Increase in the Future, which May Result in Lower than Anticipated Profitability or a Reduced Profitability

The deposits of the Bank will be insured by the FDIC up to legal limits and, accordingly, the Company will be subject to the payment of FDIC Deposit Insurance Assessments. The Bank's regular assessments will be determined by its risk classification, which will be based on its regulatory capital levels and the level of supervisory concern that it will poses. High levels of bank failures during the recent recession, and the increases in the statutory deposit limits that followed, have lead to increased resolution costs to the FDIC and put significant pressure on the Deposit Insurance Fund. In order to maintain a strong funding position and restore the reserve ratio of the Deposit Insurance Fund, the FDIC increased deposit insurance assessment rates and changed a special assessment to all FDIC-Insured Financial Institutions. Further increases in assessment rates or special assessments may occur in the future. Any future special assessments, increase in assessment rates or required prepayments in FDIC Insurance Premiums could reduce the Company's proposed profitability or limit its ability to pursue certain business opportunities, which could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company will be Subject to Numerous Laws Designed to Protect Consumers, including the Community Reinvestment Act and the Fair Lending Laws, and Failure to Comply with these Laws could Lead to a Wide Variety of Sanctions

The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act and the Fair Lending Laws and Regulations impose nondiscriminatory lending requirements on financial institutions. The Department of Justice and other Federal Agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution's performance under the Community Reinvestment Act or Fair Lending Laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution's performance under Fair Lending Laws in private class action litigation. Such actions could have a material adverse effect on the Company's business, financial condition and results of operations.

The Bank faces a Risk of Noncompliance and Enforcement Action with the Bank Secrecy Act and Other Anti-Money Laundering Statutes and Regulations

The Bank Secrecy Act, the USA Patriot Act of 2001 and other Laws and Regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The Federal Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has engaged in coordinated enforcement efforts with the individual Federal Banking Regulators, as well as the United States Department of Justice, Drug Enforcement Administration, and the Internal Revenue Service. The Company may also be subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If the Company's policies, procedures and systems are deemed deficient, the Company would be subject to liability, including fines and regulatory actions, which may include restrictions on the Company's ability to pay interest and the necessity to obtain regulatory approval to proceed with certain aspects of the Company's business plan. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for the Company, and the Bank. Any of these results could have a material adverse effect on the Company's business, financial condition and the results of operations.

All of the Alternative Securities Markets Group Corporation's Businesses are subject to risks related to Litigation, Arbitration Actions and Governmental and Self Regulation Organization Investigations

All Companies of the Alternative Securities Markets Group Corporation are subject to legal proceedings arising out of their business operations, including lawsuits, arbitration claims, regulatory, governmental and Self Regulating Organization subpoenas, investigations and actions and other claims. We anticipate the majority of any legal claims will be client initiated and involve the purchase or sale of investment securities. We plan in our Investment Advisory Program (Alternative Securities Markets Group Corporation), we will have fiduciary obligations that require the Alternative Securities Markets Group Corporation and its Registered Financial Advisors to act in the best interests of its Advisors Clients. The Alternative Securities Markets Group Corporation's Companies may face liabilities for actual or alleged breaches of legal duties to its Advisors' Clients, in respect of issues related to the suitability of the financial products that the Alternative Securities Markets Group Corporation makes available to its Clients, or the investment advice of our Alternative Securities Markets Group Corporation's Registered Investment Advisors based on the Clients' objectives. In addition, the Alternative Securities Markets Group Corporation's Companies may also become subject to claims, allegations and legal proceedings that the Alternative Securities Markets Group Corporation or a wholly owned subsidiary of the Alternative Securities Markets Group Corporation, has infringed or misappropriated intellectual property or other proprietary rights of others. In addition, the Alternative Securities Markets Group Corporation, or a wholly owned subsidiary of the Alternative Securities Markets Group Corporation, may be subject to legal proceedings related to employment matters, including wage and hour, discrimination or harassment claims. The outcome of any such actions cannot be predicted, and a negative outcome in such a proceeding could result in substantial legal liability, loss of intellectual property rights and injunctive or other equitable relief against the Alternative Securities Markets Group Corporation or a wholly owned subsidiary of the Alternative Securities Markets Group Corporation. Further, such outcome may cause us significant reputational harm and could have a material adverse effect on the Company's business, results of operations, cash flows or financial condition.

Alternative Securities Markets Group Corporation's Risk Management Policies and Procedures May Not be Fully Effective in Mitigating the Alternative Securities Markets Group Corporation's, or that of a wholly owned Subsidiary of the Alternative Securities Markets Group Corporation's, Risk Exposure in all Market Environments or Against all Types of Risks.

The Alternative Securities Markets Group Corporation has adopted policies and procedures to identify, monitor and manage the operational risks of the Alternative Securities Markets Group Corporation, and that of its wholly owned subsidiaries. These policies and procedures, however, may not be fully effective. Some of the Alternative Securities Markets Group Corporation's risk evaluation methods depend upon information provided by others and public information regarding markets, clients or other matters that are otherwise accessible by the Alternative Securities Markets Group Corporation, and it's wholly owned subsidiaries. In some cases, however, that information may not be accurate, complete or up-to-date. Also, because the Alternative Securities Markets Group Corporation's Advisors may work in small, decentralized offices, additional risk management challenges may exist. If the Alternative Securities Markets Group Corporation's policies and procedures are not fully effective or the Alternative Securities Markets Group Corporation is not always successful in capturing all risks to which the Alternative Securities Markets Group Corporation, or a wholly owned subsidiary, the Alternative Securities Markets Group Corporation or its wholly owned subsidiary may suffer harm to its reputation or be subject to litigation or regulatory actions that could have a material adverse effect on its business and financial condition.

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ITEM 4. PLAN OF DISTRIBUTION

This Offering Circular relates to the offering (the "Offering") of up to 5,000 Secured Investment Certificates (the "Certificates") of Alternative Securities Markets Group Bancorp. The Certificates offered through this Offering have no voting rights and are not convertible to common stock shares of the Company. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 5,000 Secured Investment Certificates, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Chief Executive Officer (the "Offering Period").

The Offering is on a "Best Efforts" basis and is being offered directly by the Company's Licensed Securities Brokers and the Registered Investment Advisors of Alternative Securities Markets Group Corporation. There are no plans to stabilize the market for the Secured Investment Certificates to be offered. Investors can purchase Secured Investment Certificates from a Securities Broker of Alternative Securities Market, LLC, or a Registered Investment Advisor of Alternative Securities Markets Group Corporation by completing a Subscription Agreement and mailing the form with the proper amount directly to the Company. Secured Investment Certificates can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Secured Investment Certificates.

The Company will use three websites, each as an online portal and information management tool in connection with the Offering. The Websites are each owned and operated by Alternative Securities Markets Group Corporation, the parent Corporation of the Company, can be viewed at:

- **http://www.ASMGBank.com;**
- **http://www.AlternativeSecuritiesMarket.com; and**
- **http://www.ASMGCorp.com**

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Investment Certificates, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Alternative Securities Markets Group Bancorp**. And wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Investment Certificates, these materials will not give a complete understanding of this Offering, the Company or the Investment Certificates and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Secured Investment Certificates.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Investment Certificates in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company Secured Investment Certificates

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Notes	$4,750,000	95%	N/A	N/A

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1)	$250,000	5%	N/A	N/A

Footnotes:

(1) This Offering is being sold by licensed Securities Brokers of Alternative Securities Market, LLC and by Registered Investment Advisors of Alternative Securities Markets Group Corporation.

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Use of Investment Funds Schedule:

USE OF INVESTMENT FUNDS PAYROLL	DOLLAR TOTAL	PERCENTAGE TOTAL
Bank Acquisition	$4,000,000	80%
Costs of Offering	$250,000	5%
Legal Costs	$750,000	15%

The Company has identified TWO current Potential Southern California Bank Acquisition Targets, and is currently performing due diligence on each target.

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ITEM 6. DESCRIPTION OF BUSINESS

A. ALTERNATIVE SECURITIES MARKETS GROUP BANCORP - OVERVIEW

Alternative Securities Markets Group Bancorp is a proposed bank holding company that will conduct all of its future banking activities through a wholly-owned subsidiary, ALTERNATIVE SECURITIES MARKETS GROUP BANK (the "Bank"). The Company intends to acquire a California Chartered Bank, which the Company intends to make an FDIC-Insured Internet Bank. The Bank will offer a full complement of products and services on a nationwide basis. The Bank will conduct its deposit operations primarily over the Internet while have limited branch locations (if any at all).

Since inception, the Company has designed an automated Internet-based banking platform and electronic workflow process that the Company believes will afford the Bank low operating expenses and will further allow the Bank to pass these savings along to its future customers in the form of attractive interest rates and low fees on financial products. The Bank is designed to provide an advantage in leveraging technology to handle routine banking transaction, affording the bank to operate with lean staffing.

The Bank will feature a Retail Mortgage Lending Operation that will operate on both a Wholesale and Retail Operation, featuring both traditional mortgage lending products and portfolio mortgage loan products. The Bank will also feature Commercial Real Estate Lending, including a nationwide credit tenant lease financing program that will also work on a wholesale and retail basis.

Through the Bank's proposed Internet marketing efforts and the Banks assumed ability to adjust interest rates quickly in response to market conditions, the Company believes the Bank will be able to expand into new regions and that products will rapidly increase deposits and loans without significant delays and with limited additional fixed assets and personnel. The Bank will be able to operate in all 50 states and can be selective in entering new geographic markets and targeting demographic groups such as business owners, seniors or students.

The Bank's website will be http://www.ASMGBank.com.

B. ALTERNATIVE SECURITIES MARKETS GROUP BANCORP – BUSINESS STRATEGY

The Bank's strategy is to lower the cost of delivering banking products and services by leveraging technology, while growing assets and deposits to achieve increased economies of scale. The Bank's strategy includes a number of key elements:

- *Leverage Technology*: The Company believes it has designed an automated Internet-banking platform and workflow process to handle traditional banking functions with reduced paperwork and human interaction. The Company plans to incrementally improve its proprietary software and systems on an ongoing basis.

- *Exploit Advantages of Nationwide Presence*: We anticipate our Bank's Charter will allow the Bank to operate in all 50 States. This nationwide, online presence will allow the Bank increased flexibility to target a large number of loan and deposit customers based on demographics, geographic location and price. The Company anticipates that this will provide the Bank a low cost of customer acquisition and the ability to be selective in approving prospective loan customers. The Bank should be able to shift and target its marketing on the demographics and location of the target audience nationwide and establish a presence in new geographic and demographic markets with relatively low entry costs.

- *Grow Online Deposits and Expand Products & Services*: The Bank will offer a broad selection of retail deposit instruments and plans to develop new products and services to serve specific demographics. The Bank intends to continually expand the volume and breadth of its deposit marketing over the Internet.

- *Continually Increase Loan Originations and Purchase*: The Bank intends to continually increase residential mortgage and commercial mortgage loan originations through its website at http://www.ASMGBank.com. The Bank also plans to purchase high-quality residential mortgage loans and commercial loans for the Company's private portfolio.

- *Scalable Platform*: The Company believes that it has built a scalable banking infrastructure based upon technology rather than a branch network, and that the Bank's Internet Banking processes will be capable of supporting rapid growth while improving operational efficiencies at the same time. The Company believes it will at all times have the support team needed to grow its consumer loan and deposit base without significant hires.

C. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Alternative Securities Markets Group Bancorp.

The Issuer	Alternative Securities Markets Group Bancorp is a California Stock Corporation.
Company Managers	Biography for Mr. Steven J. Muehler, the Company's Founder and Chief Executive Officer (*and temporary Chief Financial Offcier*), can be found starting on Page 22 of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of one Secured Investment Certificate
Securities Offered	$5,000,000 in aggregate principal amount of Secured Investment Certificates
Term of the Offering	The Offering will begin when this Offering is qualified by the Commission and will terminate on the earlier to occur: (1) the date is not more than one year after this Offering Circular is qualified by the Commission, and (ii) the date on which $5,000,000 of Certificates qualified hereunder have been sold. The Certificates are being offered on an ongoing and continuous basis.
Interest Rate	The Interest Rate for each Secured Investment Certificate will be based on the formula set forth in this Offering Circular and varies according to the term of the Certificate. The Minimum and the Maximum Fixed Interest Rates which are offered will change from time to time in response to changes to the current Wall Street Journal's Prime Rate data obtained from the Wall Street Journal, or a similar credible source. The Interest Rates for new Certificates are set on the First Monday of each month at the start of business based on the Wall Street Journal's Prime Rate on that day. Such Rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last day prior to the First Monday of the next month. Interest is calculated and accrues daily. To determine the current rates, prospective Investors in the Secured Investment Certificates should call the Company at (213) 407-4386, or consult the web page(s): http://www.ASMGBank.com; http://www.ASMGCorp.com or http://www.AlternativeSecuritiesMarket.com.
Maturity Date	The Secured Investment Certificates will be offered in maturities of 12 to 60 months from the date issued, with a Fixed Interest Rate depending on the term.
Rollover at Maturity	When a Certificate matures, unless the Holder notifies the Company ten business days before the maturity date that it does not wish to let the Certificate rollover and presents the Certificate for payment, the Company otherwise elects, it is automatically rolled-over into a new Certificate at the Interest Rate then being offered by the Company. The rolled-over Certificate will bear interest at the then current Interest Rate for newly Issued Certificates, based on the same term as originally elected by the Holder.
Interest Payment Dates	The Company will pay Interest on Secured Investment Certificates quarterly, Semi-annually or at Maturity, at the Holder's option. NO INTEREST PAYMENTS WILL BE MADE WHILE INVESTMENT FUNDS ARE HELD IN ESCROW.
Optional Prepayment	The Company may prepay some or all of the Secured Investment Certificates at the Company's option without premium or penalty.
Use of Proceeds	The net proceeds from this Offering will be used to Fund the ongoing operations of the ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION
Collateral	All Assets of Alternative Securities Markets Group Bank
Guarantees	The Secured Investment Certificates are guaranteed by the Alternative Securities Markets Group Corporation.

Ranking	The Secured Investment Certificates will: • Rank equally with all of the Company's existing and future secured debt indebtedness, if any, and; • Rank senior to all of the Company's future subordinated indebtedness, if any.
Risk Factors	See "Risk Factors" for a discussion of certain factors that you should carefully consider before investing in the Certificates
Governing Law	California

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ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 4050 Glencoe Avenue, Marina Del Rey, California 90292.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	**Position**	
Mr. Steven Joseph Muehler	***Chief Executive Officer***	***Age: 39***

Mr. Steven Muehler is the the Founder and Chief Executive Officer of the Alternative Securities Markets Group Corporation, and the current Chief Executive Officer and temporary Chief Financial Officer of Alternative Securities Markets Group Bancorp.

A true pioneer in the private equity investments industry, Mr. Muehler has led the Alternative Securities Markets Group Corporation in its growth into one of the leading CrowdFunding Markets, a multi-state Registered Investment Advisory Firm and a leading global alternative securities investment management firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on each of the Market Tiers Portfolio Management Committees.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding of the Alternative Securities Markets Group in the Fall of 2014, Mr. Muehler was a private capitalization consultant from 2008 to 2014. Mr. Muehler served four years in the United States Marine Corps (1995 to 1999) before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank where he was a sales team leader in the Real Estate Lending department, WCI Communities where he was a member of the Financial Resources Division, and Allied Capital Corporation where he was the head of residential lending operations for one of the Firm's Minneapolis, Minnesota Branches. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: www.SteveMuehler.com; http://www.ASMGCorp.com, and www.AlternativeSecuritiesMarket.com.

B. *Significant Employees.* All Members of Alternative Securities Markets Group Bancorp as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Alternative Securities Markets Group Bancorp listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* None

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In April of 2015, the Company adopted a compensation program for Company Management. Accordingly, Management of Alternative Securities Markets Group Bancorp will be entitled to receive an annual salary of:

Mr. Steven J. Muehler, CEO	$150,000.00

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

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ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of common stock or preferred stock shares owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Alternative Securities Markets Group Corporation (1) (2)	Preferred Common	0% 100%

(1) Mr. Steven J. Muehler is the Founder, Chief Executive Officer, temporary Chief Financial Officer, and Chairman of the Board of Directors for the Alternative Securities Markets Group Corporation

(2) Mailing Address: Alternative Securities Markets Group Corporation, 4050 Glencoe Avenue, Marina Del Rey, California 90292

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

The Company's majority shareholder is Alternative Securities Markets Group Corporation. Mr. Steven Joseph Muehler currently owns 100% of the total Issued and Outstanding Common Stock Shares of Alternative Securities Markets Group Corporation, and is the current Chief Executive Officer and temporary Chief Financial Officer of Alternative Securities Markets Group Bancorp. Consequently, this sole shareholder controls the operations of the Company and will have the ability to control all matters submitted to Shareholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Steven J. Muehler will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer to purchase the Company. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 12. SECURITIES BEING OFFERED.

Secured Investment Certificates

A maximum of FIVE THOUSAND Secured Investment Certificates are being offered to the public at $1,000.00 per Secured Investment Certificate. There is no minimum. A maximum of $5,000,000 will be received from the offering. All Secured Investment Certificates are being offered by the Company and no Secured Investment Certificates are being offered by any selling shareholders. The Company will receive all proceeds from the sale of its Secured Investment Certificates.

Description of the Secured Investment Certificates:

The following description is a summary of the material provisions of the Secured Investment Certificates. It does not restate the terms and material provisions of the Secured Investment Certificates in their entirety. The Company urges you to read the Secured Investment Certificates because they, and not this description, will define your rights as a Holder of these Secured Investment Certificates. A copy of the proposed form of the Secured Investment Certificates is available to you upon request.

Brief Description of the Secured Investment Certificates:

The Secured Investment Certificates will be our secured obligations and will:

- Rank equally with all of the Company's existing and future secured debt indebtedness, if any, and;
- Rank senior to all of the Company's future subordinated indebtedness, if any.

Principal, Maturity and Interest:

The Secured Investment Certificates will be issued in the minimum amount of $1,000, and in multiples of $1,000. The Secured Investment Certificates will be offered at maturities of 12 to 60 months from the date issued, with a Fixed Interest Rate. The Company will typically issue Secured Investment Certificates on the same day or next day, after deposit by the Company of the subscriber's payment check and the check is collected by the Company's Bank.

The Interest Rate for each Secured Investment Certificate will be based on the formula set forth below and varies according to the term of the Secured Investment Certificate. The minimum and the maximum Fixed Interest Rates which are offered will change from time to time in response to changes in the current Wall Street Journal's Prime Rate data obtained from the Wall Street Journal, or a similar credible source. The Interest Rates for new Certificates are set on the First Monday of each month at the start of business based on the Wall Street Journal's Prime Rate that day. Such rates are paid on all Secured Investment Certificates issued between the start of business on that Monday and the close of business on the last day prior to the First Monday of the next month. Interest is calculated and accrues daily based upon a 30-day month and a 360-day year. To determine the current rates, prospective investors in the Certificates should call the Company at (213) 407-4386, or consult the web page(s): http://www.ASMGBank.com; http://www.AlternativeSecuritiesMarket.com or http://www.ASMGCorp.com.

The Interest Rates for each Certificate is based on the following formula and varies according to the term of the Certificates as follows:

TERM	WALL STREET JOURNAL'S PRIME RATE	INTEREST RATES AS OF APRIL 1st, 2015
12 MONTHS	Prime Plus 1%	4.25%
24 MONTHS	Prime Plus 2%	5.25%
36 MONTHS	Prime Plus 3%	6.25%
48 MONTHS	Prime Plus 4%	7.25%
60 MONTHS	Prime Plus 5%	8.25%

The "Prime Rate", as reported by the Wall Street Journal's Bank Survey, is among the most widely used benchmark in setting home equity lines of credit and credit card rates. It is in turn based on the Federal Funds Rate, which is set by the Federal Reserve.

The Company will pay interest on Secured Investment Certificates quarterly, semi-annually or at maturity, at the Holder's option.

For Example, if you invested $1,000 on April 1st, 2015:

1. The Wall Street Journal's Prime Rate that would be used would be the rate posted by the Wall Street Journal on Wednesday, April 1st, 2015.
2. The total Interest Rate that you would receive would be based on the term that you selected as set forth below; and

TERM	WALL STREET JOURNAL'S PRIME RATE	INTEREST RATES AS OF April 1st, 2015	INTEREST PAYMENTS AND PAYMENT DATES
12 MONTHS	Prime Plus 1%	4.25%	***$10.625*** On July 1st and October 1st of 2015 On January 1st and April 1st of 2016
24 MONTHS	Prime Plus 2%	5.25%	***$13.125*** On July 1st and October 1st of 2015 & 2016 On January 1st and April 1st of 2016 & 2017
36 MONTHS	Prime Plus 3%	6.25%	***$15.625*** On July 1st and October 1st of 2015, 2016 & 2017 On January 1st and April 1st of 2016, 2017 & 2018
48 MONTHS	Prime Plus 4%	7.25%	***$18.125*** On July 1st and October 1st of 2015, 2016, 2017 & 2018 On January 1st and April 1st of 2016, 2017, 2018 & 2019
60 MONTHS	Prime Plus 5%	8.25%	***$20.625*** On July 1st and October 1st of 2015, 2016, 2017, 2018 & 2019 On January 1st and April 1st of 2016, 2017, 2018, 2019 & 2020

If you invested $1,000, then interest would be payable, calculated on the higher principal amount, on the dates set forth above, at your option, quarterly on each of July 1st, October 1st, January 1st and April 1st until Maturity.

Optional Prepayment:

The Secured Investment Certificates maybe prepaid in whole or in part at any time prior to their respective Maturity dates without premium or penalty.

Events of Default:

The Secured Investment Certificates provide that each of the following constitutes an "Event of Default" with respect to the Secured Investment Certificates:

1. The failure to make a payment when due under the Certificates (i) of any interest payment within five (5) business days of when the interest payment is due, or (ii) of the entire outstanding balance of principal and interest on the maturity date; or
2. If the Company voluntarily files a petition under the Federal Bankruptcy Code, or under any similar or successor Federal Statute relating to Bankruptcy, Insolvency Arrangements, or Reorganizations; of if the Company fails to obtain a vacation or stay of Involuntary Proceedings brought for the Reorganization, Dissolution or Liquidation of the Company; or if the Company is adjudged a Bankrupt, or upon the Company's Dissolution, Business Failure or Discontinuance as a going concern business; or if a trustee or receive shall be appointed for the Company's property; or if there is an attachment, execution or other judicial seizure of any portion of the Company's assets, and such seizure is not discharged within ten (10) days.

In any Event of Default occurs and is continuing, at the option of the Holders, the entire outstanding principal balance due under the Secured Investment Certificates and all accrued and unpaid Interest on the Secured Investment Certificates will become immediately due and payable by the Company without further action or notice at the option of the Holders.

Form of Certificates:

All Secured Investment Certificates will be issued in fully registered form. The Company is entitled to treat the Registered Holder shown on its records as the owner of the Secured Investment Certificate for all purposes. Ownership of a Secured Investment Certificate may be registered in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common or as tenants by the entireties, and payment of principal and interest on any Secured Investment Certificates so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

Payment or Rollover at Maturity:

The Secured Investment Certificates will be subject to automatic rollover. Fifteen business days before the Maturity Date of the Secured Investment Certificate, the Company will send a notice to the Holder by First Class Mail at the Holder's address that the Secured Investment Certificate is going to mature and request whether the Holder wishes to let the Certificate rollover, or to be repaid. The Company will repay Holders who notify in TEN BUSINESS DAYS BEFORE THE MATURITY DATE that they wish to be repaid. Unless the Holder notifies the Company TEN BUSINESS DAYS BEFORE THE MATURITY date that it does not wish to let the Secured Investment Certificate rollover and presents the Secured Investment Certificate for payment, or the Company otherwise elects to repay the Secured Investment Certificate, the Secured Investment Certificate will be automatically rolled-over into a new Secured Investment Certificate at the Interest Rate then being offered by the Company based on the same term as the original Secured Investment Certificate. The Holder may elect to rollover all, or a portion of, the Secured Investment Certificates it owns. To determine the Interest Rate applicable to the rolled-over Secured Investment Certificates, Holders should call the Company at (213) 407-4386, or consult the web page(s): http://www.ASMGBank.com; http://www.ASMGCorp.com or http://www.AlternativeSecuritiesMarket.com. The rolled-over Certificate will bear interest at the then current Interest Rate for newly issued Secured Investment Certificates, based on the formula described above, the maturity date will be extended for an additional term of identical length as the original Secured Investment Certificate, and the frequency and Interest Payments will be identical to the frequency of the original Secured Investment Certificate.

Due to automatic rollover, Investors will not receive payment of principal at Maturity or subsequent payment dates unless the Investor complies with the procedures for notification and delivery of Secured Investment Certificates. In order to receive payment of principal upon maturity, the Holder must notify the Company TEN BUSINESS DAYS before the Secured Investment Certificate's Maturity Date that it elects not to let the Secured Investment Certificate rollover and it must present the Secured Investment Certificate to the Company for payment. Notification and delivery of the Secured Investment Certificate must be made to the Company's office located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, Attention: Investor Services, or by Email to: LEGAL@ALTERNATIVESECURITIESMARKET.COM, by the Secured Investment Certificate's Maturity Date. In order to be effective, such notification must be received at the Company's office, or by Email, by the Maturity Date. If the Company does not receive the notification by such time, the Secured Investment Certificate(s) will be rolled-over.

For example, if your original Secured Investment Certificate had a term of 12 months, and you elected to be paid interest quarterly, the rolled-over Secured Investment Certificate would also have a term of 12 months, interest would be paid quarterly and the Interest Rate would be based on the above formula for new Secured Investment Certificates with a term of 12 months. If you have any questions regarding the rollover of Secured Investment Certificates, please call the Company at (213) 407-4386.

Lost, Stolen or Destroyed Secured Investment Certificates: Issuance of New Secured Investment Certificates:

If a Holder loses his or her Secured Investment Certificate is stolen or destroyed, the Company will issue a new Secured Investment Certificate in the place of the lost, stolen or destroyed Secured Investment Certificate if the Holder gives the Company a bond sufficient to indemnify the Company against any claim that may be made against it on account of the alleged loss, theft or destruction of any Secured Investment Certificate or the issuance of a new Secured Investment Certificate.

Lack of Public Market

There is no public market for the Secured Investment Certificates, and none is expected to develop for their purchase or sale.

Financial Information Provided to Investors:

Beginning with the 2015 fiscal year end, in addition to the financial information provided in this Offering Circular, the Company will provide a copy of its financial statements to all Holders of Certificates within 120 days after the end of each fiscal year.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. Federal Income Tax considerations relating to the acquisition, ownership and disposition of the Secured Investment Certificates. The summary is based on the Internal Revenue Code (the "Code"), and Treasury regulations, rulings and judicial decisions as of the date hereof, all of which may be repealed, revoked or modified with possible retroactive effect. This summary applies to you only if you acquire the Secured Investment Certificates for cash in this Offering at the initial Offering price and hold the Secured Investment Certificates as capital assets within the meaning of Section 1221 of the Code. This summary is for general information only and does not address all aspects of the U.S. Federal Income Taxation that may be important to you in light of your particular circumstances, and it does not address state, local, foreign, alternative minimum or non-income tax considerations that may be applicable to you. Further, this summary does not deal with Holders that may be subject to special tax rules, including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, dealers in securities or currencies, U.S. Holders (as described below) whose functional currency is not the U.S. Dollar, certain U.S. expatriates or Holders who hold the Secured Investment Certificates as a hedge against currency risks or as part of a straddle, synthetic security, conversion transaction or other integrated transaction for U.S. Federal Tax purposes. You should consult your own tax advisor as to the particular tax consequences to your of acquiring, holding or disposing of the Secured Investment Certificates.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of a Secured Investment Certificate that, for U.S. Federal Income Tax purposes, is: (a) an individual citizen or resident of the United States; (b) a corporation (or other business entity treated as a corporation) created or organized in or under the Laws of the United States or any State thereof (including the District of Columbia); (c) an estate the income of which is subject to U.S. Federal Income Taxation regardless of its source; or (d) a trust if (i) such trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person, or (ii) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all substantial decisions of the trust.

For purposes of this summary, a "Non-U.S. Holder" is a beneficial owner of a Secured Investment Certificate that is neither a U.S. Holder nor a partnership or any entity or arrangement treated as a partnership for U.S. Federal Income Tax purposes. If a partnership (or other entity or arrangement treated as a partnership for U.S. Federal Income Tax purposes) holds Secured Investment Certificates, then the U.S. Federal Income Tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership that holds Secured Investment Certificates of a partner in such a partnership, you should consult your own tax advisor as to the particular U.S. Federal Income Tax consequences applicable to you.

U.S. Holders

Interest

We anticipate that the Secured Investment Certificates will not be issued with original discount for U.S. Federal Income Tax purposes. In such case, if you are a U.S. Holder, interest on a Secured Investment Certificate will generally be taxable to you as ordinary interest income as it accrues or is received by you in accordance with your usual method of accounting for U.S. Federal Income Tax purposes.

Sale, Exchange or Other Taxable Dispositions of Secured Investment Certificates

If you are a U.S. Holder, upon the sale, exchange, redemption, retirement or other taxable disposition of a Secured Investment Certificate, you will generally recognize gain or loss for U.S. Federal Income Tax purposes in an amount equal to the difference, if any, between (i) the amount of the cash and the fair market value of any property you receive on the sale or other taxable disposition (less an amount attributable to any accrued but unpaid interest, which will be taxable as ordinary interest income to the extent not previously taken into income), and (ii) your adjusted tax basis in the Secured Investment Certificate. Your adjusted tax basis in a Secured Investment Certificate will generally be equal to your cost of the Secured Investment Certificate, reduced by the principal payments you have previously received in respect of the Secured Investment Certificate. Such gain or loss will generally be treated as capital gain or loss and will be treated as long-term capital gain or loss if your holding period in the Secured Investment Certificate exceeds on year at the time of the disposition. Long-term capital gains of non-corporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitation.

Backup Withholding and Information Reporting

U.S. Federal Backup Withholding may apply to payments on the Secured Investment Certificates and proceeds from the sale or other disposition of the Secured Investment Certificates if you are a non-corporate U.S. Holder and fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. Holder's U.S. Federal Income Tax liability and may entitle such Holder to a refund, provided the required information is timely furnished to the Internal Revenue Service (the "IRS").

A U.S. Holder will also be subject to information reporting with respect to payments on the Secured Investment Certificates and proceeds from the sale or other disposition of the Secured Investment Certificates, unless such U.S. Holder is an exempt recipient and appropriately establishes that exemption.

Non-U.S. Holders

Interest

Subject to the discussion of Backup Withholding and information reporting below, if you are a Non-U.S. Holder, payments of interest on the Secured Investment Certificates to you will not be subject to U.S. Federal Income Tax (including branch profits or withholding tax), provided that:

- You do not, directly or indirectly, actually or constructively, own 10% or more of the voting power of the stock of ALTERNATIVE SECURITIES MARKETS GROUP BANCORP;
- You are not a bank receiving interest on an extension of credit pursuant to a loan agreement entered into in the ordinary course of your trade or business;
- You are not a controlled foreign corporation for U.S. Federal Income Tax purposes that is, actually or constructively, related to the Company (as provided in the Code);
- The interest payments are not effectively connected with your conduct of a trade or business within the United States; and
- You meet certification requirements.

You will satisfy these certification requirements if you certify on IRS Form W-8BEN, or a substantially similar substitute form, under penalties of perjury, that you are not a United States person with the meaning of the Code, provide your name and address and file such form with the withholding agent. If you hold the Secured Investment Certificate through a foreign partnership or intermediary must satisfy certification requirements of applicable Treasury regulations.

Even if the requirements listed above are not satisfied, you will be entitled to an exemption from or reduction in U.S. Withholding Tax provided that:

- You are entitled to an exemption from or reduction in Withholding Tax or interest under a tax treaty between the United States and your country of residence. To claim this exemption or reduction, you must generally complete IRS Form W-8BEN and claim this exemption or reduction on the form. In some cases, you must instead be permitted to provide documentary evidence of your claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files; or
- The interest income on the Secured Investment Certificates is effectively connected with the conduct of your trade or business in the United States. To claim this exemption, you must complete IRS Form W-8ECI.

You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Dispositions of Secured Investment Certificates

Subject to the discussion below regarding Backup Withholding and information reporting, if you are a Non-U.S. Holder, you will not be subject to U.S. Federal Income Tax (including branch profits tax) on the gain you realize on any sale, exchange, redemption, retirement or other taxable disposition of a Secured Investment Certificate.

- The gain is effectively connected with your conduct of a trade or business within the United States and, if required by an applicable treaty (and you comply with a applicable certification and other requirements to claim treaty benefits), is generally attributable to a U.S. "permanent establishment";
- You are an individual and have been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or
- A portion of the gain represents accrued but unpaid interest, in which case the U.S. Federal Income Tax rules for interest would apply to such portion.

U.S. Trade or Business

If interest on a Secured Investment Certificate or gain from a disposition of the Secured Investment Certificate if effectively connected with your conduct of a U.S. trade or business, and, if required by an applicable treaty, you maintain a U.S. "permanent establishment" to which the interest or gain is attributable, you will generally be subject to U.S. Federal Income Tax on the interest or gain on a net basis in the same manner as if you were a U.S. Holder. If you are a foreign corporation, you may also be subject to a branch profits tax of 30% of your effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless you qualify for a lower rate under an applicable income tax treaty.

Backup Withholding and Information Reporting

Under current U.S. Federal Income Tax, Backup Withholding and information reporting may apply to payments made by the Company (including the Company's paying agents) to you in respect of the Secured Investment Certificates, unless you provide an IRS Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a Non-U.S. Holder or otherwise establish an exemption. The Company (or its paying agents) may, however, report payments of interest on the Secured Investment Certificates.

The gross proceeds from the disposition of your Secured Investment Certificates may be subject to information reporting and Backup Withholding Tax at the applicable rate. If you sell your Secured Investment Certificates outside the United States through a foreign office of a foreign broker and the sales proceeds are paid to you outside the United States, then the Backup Withholding and information reporting requirements will generally not apply to that payment. However, information reporting, but not Backup Withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your Secured Investment Certificates through the foreign office of a foreign broker that is, for U.S. Federal Income Tax purposes:

- A United States person (within the meaning of the Code);
- A controlled foreign corporation;
- A foreign person 50% of more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or
- A foreign partnership with certain connections to the United States

Unless such broker has in its records documentary evidence that you are not a United States person and certain other conditions are met, or you otherwise establish an exemption. In addition, Backup Withholding may apply to any payment that the broker is required to report if the broker has actual knowledge that you are a United States person.

You should consult your own tax advisor regarding the application of information reporting and Backup Withholding in your particular situation, the availability of an exemption from Backup Withholding and the procedure for obtaining such an exemption, if available. Backup Withholding is not an additional tax. Any amounts withheld under the Backup Withholding rules may be allowed as a credit against your U.S. Federal Income Tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS.

The U.S. Federal Tax discussion set forth above is included for general information only and may not be applicable depending on the Holder's particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the beneficial ownership and disposition of the Secured Investment Certificates, including the tax consequences under State, Local, Foreign, and other tax laws and the possible effects of changes in U.S. Federal and other Tax Laws.

(d) *Description of Company Common Stock Sharess*

The Company is authorized by its Articles of Incorporation to issue an aggregate of 100,000,000 shares of Common State, with a par value of $0.00 per share. As of April 1st, 2015 – 100,000 Common Stock Shares were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock Shares are entitled to one vote per share on all matters submitted to a vote of Shareholders of the Company. All Shareholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock Shares are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock Shares are being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, with a par value of $0.001 per share (the "Preferred Stock"). As of April 1st, 2015 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, No shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of April 1st, 2015, there were ONE HUNDRED THOUSAND shares of Common Stock outstanding, which were held of record by ONE stockholder, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Indemnification of Directors and Officers:

The Company is formed under the laws of California. California General Corporation Law provides that a company may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the company, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a company's certificate of formation, bylaws, agreement, and a vote of shareholders or disinterested directors or otherwise.

The Company's Certificate of formation provides that it will indemnify and hold harmless, to the fullest extent permitted by California's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

California's General Corporation Law permits a company to provide in its certificate of formation that a director of the company shall not be personally liable to the company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the company or its shareholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Formation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

Alternative Securities Markets Group Bancorp
(A Development Stage Company)
UN-AUDITED BALANCE SHEET
April 1st, 2015

ASSETS		
Current Assets		
• Cash		**$1,000**
• Accounts Receivable		**$0.00**
• Inventory		**$0.00**
• Prepaid Expenses		**$0.00**
• Short-term Investments		**$0.00**
	Total Current Assets	**$0.00**
Fixed (Long-Term)Assets		
• Long-Term Investments		**$0.00**
• Property & Equipment		**$0.00**
(Less Accumulated Depreciation)		**$0.00**
• Intangible Assets		
	Total Fixed Assets	**$0.00**
Other Assets		
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Fixed Assets	**$0.00**
TOTAL ASSETS		**$1,000**
LIABILITIES & OWNER'S EQUITY		
Current Liabilities		**$0.00**
• Accounts Payable		**$0.00**
• Short-term Loans		**$0.00**
• Income Taxes Payable		**$0.00**
• Accrued Salaries & Wages		**$0.00**
• Unearned Revenue		**$0.00**
• Current Portion of Long-term Debt		**$0.00**
	Total Current Liabilities	**$0.00**
Long-Term Liabilities		
• Long-Term Debt		**$0.00**
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Long-term Liabilities	**$0.00**
Owner's Equity		
• Owner's Investment		**$1,000**
• Accounts Receivable		**$0.00**
	Total Owner's Equity	**$1,000**
TOTAL LIABILITIES & OWNER'S EQUITY		**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group Bancorp
(A Development Stage Company)
UN-AUDITED STATEMENTS OF REVENUE AND EXPENSES
April 1st, 2015 (Inception)

REVENUE	April 1st, 2015
• Total Revenues	$0.00
TOTAL REVENUES	$0.00
EXPENSES	
• Accounting	$0.00
• Legal	$0.00
• Taxes, other	$0.00
• Organization Costs	$0.00
TOTAL EXPENSES	$0.00
NET LOSS	($0.00)

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group Bancorp
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
For the period from
April 1st, 2015 (inception)

	Founding Shareholder	Total
Founding Contribution	$1,000	$1,000
All Costs	$0.00	$0.00
Net Loss	($0.00)	($0.00)
BALANCE, April 1st, 2015	$1,000	$1,000

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group Bancorp
(A Development Stage Company)
UN-AUDITED STATEMENT OF CASH FLOWS
For the period from
April 1st, 2015 (inception)

CASH FLOWS FROM OPERATING ACTIVITIES	April 1st, 2015 to April 1st, 2015
• Net Loss	($0.00)
• Other	$0.00
CASH FLOWS FROM INVESTING ACTIVITIES	**April 1st, 2015 to April 1st, 2015**
• All Investing Activities	$0.00
CASH FLOWS FROM FINANCING ACTIVITIES	**April 1st, 2015 to April 1st, 2015**
• All Financing Activities	$0.00
NET INCREASE IN CASH	**$0.00**
Cash, Beginning of year	**$1,000**
Cash, End of Year	**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group Bancorp
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Alternative Securities Markets Group Bancorp, (the "Company") was organized in April of 2015 in the State of California.

Alternative Securities Markets Group Corporation is a California Stock Corporation.

Upon its incorporation as a California Stock Corporation, the Alternative Securities Markets Group Bancorp issued 100% of its initial Issued and Outstanding Common Stock Shares (100,000 Shares) to Alternative Securities Markets Group Corporation. Alternative Securities Markets Group Corporation paid $0.01 per share, for 100,000 shares of Common Stock of Alternative Securities Markets Group Bancorp.

Mr. Steven J. Muehler is the Founder, Chief Executive Officer and Temporary Chief Financial Officer of Alternative Securities Markets Group Bancorp. Mr. Muehler is also the controlling shareholder and Chief Executive Officer of Alternative Securities Markets Group Corporation.

NOTE 2. BASIS OF ACCOUNTING:

The Financial Statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Alternative Securities Markets Group Bancorp

By: Mr. Steven J. Muehler

By: 
Name: Mr. Steven J. Muehler
Title: Chief Executive Officer and Temporary Chief Financial Officer

Alternative Securities Markets Group Corporation

By: Mr. Steven J. Muehler

By: 
Name: Mr. Steven J. Muehler
Title: Founder, Chief Executive Officer & Controlling Shareholder

EXHIBITS:

EXHIBIT	DESCRIPTION	PAGES
A	Articles of Incorporation Alternative Securities Market Bancorp	
B	Operating Agreement Alternative Securities Market Bancorp	
C	Stock Sales Agreement Alternative Securities Market Bancorp to Alternative Securities Markets Group Corporation	
D	California Broker-Dealer Filing Alternative Securities Market, LLC (Filed March 2015)	
E	Investor Subscription Agreement & Suitability Questionnaire Alternative Securities Markets Group Bancorp	
F	Alternative Securities Markets Group Corporation ADV 1 & 2 (Filed March 2015)	
G	Legal Opinion Letter	To Be Filed Later
H	Request for Qualification Letter	To Be Filed Later

EXHIBIT A

ALTERNATIVE SECURITIES MARKETS GROUP BANCORP
ARTICLES OF INCORPORATION

The Undersigned, in order to form a corporation for the purposes hereinafter stated, under and pursuant to the provisions of the General Corporation Law of the State of California ("CGCL"), do herey certify as follows:

ARTICLE 1
NAME

The name of the Corporation (herein after called the "Corporation") is ALTERNATIVE SECURITIES MARKETS GROUP BANCORP.

ARTICLE 2
REGISTERED OFFICE

The address of the Registered Office of the Corporation in the State of California is 4050 Glencoe Avenue, Unit 210, Marina Del Rey, California 90292 and the name of the Registered Agent of the Corporation in the State of California at such address is Mr. Steven Joseph Muehler.

ARTICLE 3
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the CGCL.

ARTICLE 4
CAPITAL STOCK

The total number of shares of the initial class of capital stock which the corporation shall have the authority to issue is 50,000,000 shares of Class A Common Stock, each share with a par value of $0.001 per share. All shares of Class A Common Stock shall be identical and shall entitle the holders thereof to the same rights and privileges. Except as provided by law or in this Article 4 (or in any certificate of designations regarding any class of stock):

a) *Voting Rights*: The holders of Class A Common Stock shall be entitled to vote the election of Directors and on all other matters to be voted upon by the Stockholders of the Corporation. On all matters to be voted on by the holders of the Class A Common Stock, the holders shall be entitled to one vote in person or by Proxy for each share thereof held of record.

b) *Dividend Rights*: The holders of Class A Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or any Corporation or property of the Corporation as may be authorized and declared thereon by the Board of Directors from time-to-time out of assets or funds of the Corporation legally available therefore.

   Before Payment of any dividends or other distributions, there may be set aside out of any assets of the Corporation available for dividends or other distributions such sum or sums as the Board of Directors may from time-to-time, in its absolute discretion, think proper as a reserve fund for contingencies, for equalizing dividends or other distributions, for repairing or maintaining any property of the Corporation or for such other purpose as the Board of Directors shall determine to be in the best interest of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

c) *Rights Upon Liquidation*: Upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation available for distribution to the holders of Class A Common Stock shall be distributed pro rata to such holders in proportion to the number of shares of Class A Common Stock held by each. For purposes of this paragraph, the voluntary sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of the Corporation or a consolidation or merger of the Corporation with one or more other corporation (whether or not the Corporation is the corporation surviving such consolidation or merger) shall not be deemed a liquidation, dissolution or winding up, either voluntary or involuntary.

Stockholders of the Corporation shall not have any preemptive rights to subscribe for, purchase or receive any part of any new or additional issued stock of the Corporation, and no Stockholder will be entitled to cumulate votes at any election of Directors.

ARTICLE 5
BYLAWS

Except as otherwise provided in these Articles of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE 6
BOARD OF DIRECTORS

1. *Business and Quorum*: The business of the Corporation shall be managed by or under the direction of the Board of Directors. A majority of the whole Board of Directors shall constitute a quorum for the transaction of business. Any director may tender his or her resignation at any time.

2. *Number; Classes and Term*: The number of Directors of the Corporation shall be established exclusively by the Board of Directors. The Board of Directors shall be divided into three classes, with the term of office of the first class to expire at the first annual meeting of Stockholders, the term of office of the second class to expire at the second annual meeting of stockholders, and the term of office of the third class to expire at the third annual meeting of stockholders. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election and until their successors are duly elected and qualified.

   Notwithstanding the foregoing provisions of this Section 2, each director shall serve until his or her successor is duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. If the number of Directors is hereafter changed, any increase or decrease shall be appointed among the classes so as to maintain the number of Directors in each class as nearly equal as possible.

3. *Removal of Directors*: Any director, or the entire Board of Directors, may be removed from office at any time, only for cause, and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the then outstanding shares of capital stock of the Corporation entitled to vote at an election of the Directors.

4. *Vacancies*: Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, or other cause may be filled only by a majority vote of the directors then in office, though less than a quorum, and shall not be filled by the Stockholders, with the Director so elected to serve for the remainder of the term of the Director being replaced or, in the case of an additional Director, for the remainder of the term of the term of the class to which the Director has been assigned. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

ARTICLE 7
ELECTION OF DIRECTORS

The election of Directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE 8
LIMITATION OF DIRECTORS LIABILITY; INDEMNIFICATION

1. *Indemnification*: No person who serves or served as a Director or Officer of the Corporation, or at the request of the Corporation as Director of Officer, shall have any personal liability to the Corporation (each, an "Indemnitee") or to its Stockholders for monetary damages for breach of fiduciary duty either as an Officer or Director of the Corporation, except liability (i) for any breach of the Indemnitee's duty of loyalty to the Corporation or to its Stockholders, (ii) for acts or omissions not taken or made in good faith or which involved intentional misconduct or knowing violation of law, (iii) for any transaction from which the Indemnified derived an improper personal benefit. Each Indemnitee shall be indemnified by the Corporation in accordance with and to the fullest extent authorized by the CGCL. If the CGCL is hereafter amended to authorize the further elimination or limitation of the liability of a Director or Officer, then the liability of the Indemnitee shall be eliminated or limited to the fullest extent permitted by the CGCL as so amended. Any repeal or modification of the foregoing provisions of this Article 8 by the Stockholders of the Corporation shall not adversely affect any right or protection of an Indemnitee existing at the time of such repeal or modification with respect to acts of omissions occurring prior to such repeal or modification.

2. *Advancement*: In addition to the right of indemnification conferred in Section 1 of this Article 8, an Indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney's fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, an advancement of expenses incurred by an Indemnitee in his or her capacity as a Director or Officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnififed for such expenses under this Section 2 or otherwise.

ARTICLE 9
CONTROL SHARE ACQUISITION

1. The Corporation shall not engaged in any business combination with any interested Stockholder for a period of three years following the time that such Stockholder became an interested stockholder, unless:

    a. Prior to such time the Board of Directors of the Corporation approved either the business combination or the transaction which resulted in the Stockholder becoming an interested Stockholder.

    b. Upon consummation of the transaction which resulted in the Stockholder becoming an interested Stockholder, the interested Stockholder owned at least 85% of the voting stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested Stockholder) those shares owned (i) by persons who are Directors and also Officers and (ii) Employee Stock Plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be in a tender or exchange; or

    c. At or subsequent to such time the business combination is approved by the Board of Directors and authorized at an annual special meeting of Stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested Stockholder.

2. *Permitted Action*: In the event of a tender or other offer for the Corporation's Shares that the Board of Directors determines should be rejected, the Board of Directors may take all lawful action to accomplish its purpose, including but not limited to advising Shareholders not to accept the offer, acquiring the Corporation's Securities, creating a preferred stock rights agreement or any other anti-takeover defense permitted under the Articles of Incorporation and the CGCL, and obtaining a more favorable offer from another individual entity.

ARTICLE 10
FAIR PRICE

1. No "Business Combination" (as hereinafter defined) of the Corporation or any subsidiary of the Corporation with an "Related Person" (as hereinafter defined) shall be permitted or authorized by the Board of Directors of the Corporation, unless:

a. Such Business Combination shall have been approved by the affirmative vote of the Stockholders of not less than the same percentage of the outstanding shares of "Voting Stock" (as hereinafter defined) as is required for approval of amendments to these Articles of Incorporation, notwithstanding that no vote may be required, or that a lesser percentage may be specified, by law or otherwise; or

b. All of the following conditions are met:

   i. The cash or "Fair Market Value" (as hereinafter defined) as the date of the consummation of the Business Combination (the "Combination Date") of the property, securities or other consideration to be received per share by Stockholders of a particular class or series of Capital Stock, as the case may be, of the Corporation in the Business Combination is not less than the highest of:

      a) The highest per share price (including brokerage commissions, transfer taxes and soliciting dealers' fees) paid by or on behalf of the Related Person in acquiring beneficial ownership of any of its holdings of such class or series of Capital Stock of the Corporation (a) within the two-year period immediately prior to the Combination Date or (b) in the transaction or series of transactions in which the Related Person became a Related Person, whichever is higher; or

      b) The Fair Market Value per share of the shares of Capital Stock being acquired in the Business Combination as at (a) the Combination Date or (b) the date on which the Related Person become a Related Person, whichever is higher; or

      c) In the case of Common Stock, the per share book value of the Common Stock as reported at the end of the fiscal quarter immediately prior to the Combination Date, and in the case of Preferred Stock, if any, the highest preferential amount per share to which the Holders of shares of such class or series of Preferred Stock would be entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, regardless of whether the Business Combination to be consummated constitutes such an event.

   The provisions of this paragraph 1(b)(i) shall be required to be met with respect to every class or series of outstanding capital stock of the Corporation, whether or not the Related Person has previously acquired any shares of a particular class or series of Capital Stock. In all above instances, appropriate adjustments shall be made for recapitalizations and for stock dividends, stock splits and like distributions; and

ii. The consideration to be received by Holders of a particular class or series of Capital Stock shall be in cash or in the same form as previously has been paid by or on behalf of the Related Person in connection with its direct or indirect acquisition of beneficial ownership of shares of such class or series of stock. If the consideration so paid for any such share varies as to form, the form of consideration for such shares shall be either cash or the form used to acquire beneficial ownership of the largest number of shares of such class or series of capital stock previously acquired by the Related Person.

2. For purposes of the Article 10:

a. The term "Business Combination" shall mean any (a) merger or consolidation of the Corporation or a subsidiary of the Corporation with a Related Person or any other corporation which is or after such merger or consolidation would be an "Affiliate" or "Associate" (as herein defined) of a Related Person, (b) sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) with any Related Person or any affiliate of any Related Person, of all or any "Substantial Part" (as hereinafter defined) of the assets of the Corporation or a subsidiary of the Corporation to a Related Person or an Affiliate or Associate of any Related Person, (c) adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of a Related Person or any Affiliate or Associate of any Related Person, (d) sale, lease, exchange or other disposition including without limitation a mortgage or other security device, of all or any Substantial Part of the assets of a Related Person or an Affiliate or Associate of any Related Person to the Corporation or a subsidiary of the Corporation, (e) issuance or pledge of securities of the Corporation of a subsidiary of the Corporation to or with a Related Person or any Affiliate or Associate of any Related Person, (f) reclassification of securities (including any reverse stock split) or recapitalization of the Corporation or any other transaction that would have the effect, either directly or indirectly, of increasing the proportionate share of any class of equity or convertible securities of the Corporation or any subsidiary of the Corporation which is directly or indirectly beneficially owned by any Related Person or any Affiliate or Associate of any Related Person, and (g) agreement, contract or other arrangement providing for any of the transactions described in this definition of Business Combination.

b. The term "person" shall mean any individual, firm, corporation or other entity and shall include any group comprised of any person and any other person with whom such person or any Affiliate or Associate of such person has any agreement, arrangement or understanding, directly or indirectly, for the purpose of acquiring, holding, voting or disposing of Voting Stock of the Corporation.

c. The term "Related Person" shall mean any person (other than the Corporation, or any Subsidiary and other than any profit-sharing, employee stock ownership or other employee benefit plan of the Corporation or any Subsidiary or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who or which:

   i. Is the beneficial owner (as hereinafter defined) of ten percent (10%) or more of the Voting Stock;

   ii. Is an Affiliate or Associate of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner of ten percent (10%) or more of the Voting Stock; or

   iii. Is at such time an assignee of or has otherwise succeeded to the beneficial ownership of any shares of Voting Stock which were at any time within the two-year period immediately prior to such time beneficially owned by any Related Person, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

d. A person shall be a "Beneficial Owner" of any Voting Stock:

   i. Which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly;

   ii. Which such person or any of its Affiliates or Associates has, directly or indirectly, (i) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding; or

   iii. Which are beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock.

e. For the purposes of determining whether a person is a Related Person pursuant to Subsection 2(c), the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned through application of Subsection 2(d) but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

f. The terms "Affiliate" or "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on January 15th, 2015.

g. The term "subsidiary" means any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the Corporation; provided, however, that for the purposes of the definition of Related Person set forth in Subsection 2(c), the term "Subsidiary" shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the Corporation.

h. The term "Continuing Director" means any member of the Board of Directors, while such person is a member of the Board of Directors, who is not an Affiliate, Associate or a representative of the Related Person and was a member of the Board of Directors prior to the time that the Related Person became a Related Person, and any successor or a Continuing Director, while such successor is a member of the Board of Directors, who is not an Affiliate, Associate or a representative of the Related Person and is recommended or elected to succeed a Continuing Director by a majority of Continuing Directors.

i. The term "Substantial Part" shall mean more than twenty percent (20%) of the Fair Market Value, as determined by a majority of the Continuing Directors, of the total consolidated assets of the Corporation and its Subsidiaries taken as a whole as of the end of its most recent fiscal year ended prior to the time the determination is being made.

j. For the purposes of paragraph 1(b)(i) of this Article 10, the term "other consideration to be received" shall include, without limitation, capital stock retained by the Stockholders.

k. The term "Voting Stock" shall mean all of the outstanding shares of Common Stock and the outstanding shares of any Preferred Stock, if any, entitled to vote on each matter on which the Holders of record of Common Stock shall be entitled to vote, and each reference to a proportion of shares of Voting Stock shall refer to such proportion of the votes entitled to be cast by such shares voting as one class.

l. The term "Fair Market Value" means: (a) in the case of the stock being listed on a Regulated Market, the highest closing sale price during the 30-day period immediately preceding the date in questions of a share of such stock as reported to

FINRA in trade reports, or if not listed on a Market or and Exchange, as determined in good faith by a majority of the Continuing Directors; and (b) in the case of property other than cash or stock, their fair value of such property on the date in question as determined in good faith by a majority of the Continuing Directors.

m. A Related Person shall be deemed to have acquired a share of the Voting Stock of the Corporation at the time when such Related Person became the beneficial owner thereof. If a majority of the continuing Directors is not able to determine the price at which a Related Person has acquired a share of Voting Stock of the Corporation, such price shall be deemed to be the Fair Market Value of the shares in question at the time when the Related Person became the beneficial owner thereof. With respect to shares owned by Affiliates, Associates or other persons whose ownership is attributed to a Related Person under the foregoing definition of Related Person, the price deemed to be paid thereof by such Related Person shall be the price paid upon the acquisition thereof by such Affiliate, Associate or other person, or, if such price is not determinable by a majority of the Continuing Directors, the Fair Market Value of the shares in question at the time when the Affiliate, Associate or other such person became the beneficial owner thereof.

3. The fact that any Business Combination complies with the provisions of Subsection 1(b) of this Article 10 shall not be construed to impose any fiduciary duty, obligation or responsibility of the Board of Directors, or any member thereof, to approve such Business Combination or recommend its adoption or approval to the Stockholders of the Corporation, nor shall such compliance limit, prohibit or otherwise restrict in any manner the Board of Directors, or any member thereof, with respect to the evaluations of or actions and responses taken with respect to such Business Combinations.

ARTICLE 11
PERIOD OF EXISTENCE

The Corporation is to have perpetual existence

ARTICLE 12
MEETING AND RECORDS

Meetings of the Stockholders may be held within or without the State of California, as the Bylaws provide. The books of the Corporation may be kept (subject to any provision contained in the CGCL) outside of the State California at such places as may be designated from time-to-time by the Board of Directors in the Bylaws of the Corporation.

ARTICLE 13
NO STOCKHOLDER ACTION BY WRITTEN CONSENT

Action shall be taken by the Stockholders of the Corporation only at annual or special meetings of the Stockholders, and Stockholders may not act by written consent. Special meetings of the Stockholders, for any purpose or purposes prescribed in the notice of the meeting, may be called by (1) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized Directors (whether or not there exist any vacancies in previously authorized Directorships at the time any such Corporate Resolutions is presented to the Board of Directors for adoption) or (2) the Chairman of the Board of Directors, and shall be held at such place, on such date, and at such time as they shall fix. Business transacted at special meetings shall be confined to the purpose or purposes stated in the notice.

ARTICLE 14
AMENDMENT

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation as allowable by the CGCL, and all rights conferred upon Stockholders herein are granted subject to this reservation.

ARTICLE 15
NAME AND ADDRESS OF INCORPORATOR

The name and mailing address of the incorporator is as follows: Mr. Steven Joseph Muehler, 4050 Glencoe Avenue, Unit 210, Marina Del Rey, California 90292.

IN WITNESS WHEREOF, Alternative Securities Markets Group Bancorp has caused these Articles of Incorporation to be signed by Mr. Steven Joseph Muehler, its Chief Executive Officer, as of the 1st day of April, 2015.

BY: ______________________________

Name: Mr. Steven Joseph Muehler

Title: Chief Executive Officer


EXHIBIT B

BYLAWS

OF

ALTERNATIVE SECURITIES MARKETS GROUP BANCORP

BYLAWS

OF

ALTERNATIVE SECURITIES MARKETS GROUP BANCORP

ARTICLE I

SHAREHOLDERS

1. Annual Meeting

A meeting of the shareholders shall be held annually for the election of directors and the transaction of other business on such date in each year as may be determined by the Board of Directors, but in no event later than 365 days after the anniversary of the date of incorporation of the Corporation.

2. Special Meetings

Special meetings of the Shareholders may be called by the Board of Directors, Chairman of the Board or President, and shall be called by the Board upon the written request of the holders of record of a majority of the outstanding shares of the Corporation entitled to vote at the meeting requested to be called. Such request shall state the purpose or purposes of the proposed meeting. At such special meetings the only business which may be transacted is that relating to the purpose or purposes set forth in the notice thereof.

3. Place of Meetings

Meetings of the Shareholders shall be held at such a place within our outside of the State of California as may be fixed by the Board of Directors. If no place is so fixed, such meetings shall be held at the principal office of the Corporation.

4. Notice of Meetings

Notice of each meeting of the shareholders shall be given in writing and shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called. Notice of a special meeting shall indicate that it is being issued by or at the direction of the person or persons calling or requesting the meeting.

If, at any meeting, action is proposed to be taken which, if taken, would entitle objecting shareholders to receive payment for their shares, the notice shall include a statement of that purpose and to that effect.

A copy of the notice of each meeting shall be given, personally or by first class mail, not less than ten nor more than fifty days before the date of the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to have been given when deposited in the United States Mail, with postage thereon prepaid, directed to the shareholder at his / her / its address as it appears on the record of the shareholder, or, if he / she / it shall have filed with the Secretary of the Corporation a written request that notices to him / her / it be mailed to some other address, then directed to him / her / it a such other address.

When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting any may be transacted that might have been transacted on the original date of the meeting. However, if after the adjournment of the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice under this Section 4.

5. Waiver of Notice

Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him / her / it.

6. Inspectors of Election

The Board of Directors, in advance of any shareholders' meeting, may appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed, the person presiding at a shareholders' meeting may, and on the request of any shareholder entitled to vote thereat shall, appoint two inspectors. In case any person appointed fails to appear or act, the vacancy may be filled by appointment in advance of the meeting by the Board or at the meeting by the person presiding thereat. Each inspector, before entering upon the discharge of their duties, shall take and sign an oath faithfully to execute the duties of such inspector at such meeting with strict impartiality and according to the best of their ability.

The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote at the meeting, count and tabulate all votes, ballots or consents, determine the result thereof, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting, or of any shareholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question or matter determined by them and shall execute a certificate of any fact found by them. Any report or certificate made by them shall be prima facie evidence of the facts stated and of any vote certified by them.

7. List of Shareholders at Meeting

A list of the shareholders as of the record date, certified by the Secretary or any Assistant Secretary or by a transfer agent, shall be produced at any meeting of the shareholders upon the request thereat or prior thereto of any shareholder. If the right to vote at any meeting is challenged, the inspectors of election, or the person presiding thereat, shall require such list of the shareholders to be produced as evidence of the right of the persons challenged to vote at such meeting, and all persons who appear from such list to be shareholders entitled to vote thereat may vote at such meeting.

8. Qualification of Voters

Unless otherwise provided in the Articles of Incorporation, every shareholder of record shall be entitled at every meeting of the shareholders to one vote for every share standing in its name on the record of the shareholders.

Treasury shares as of the record date and shares held as of the record date by another domestic or foreign corporation of any kind, if a majority of the shares entitled to vote in the election of directors of such other corporation is held as of the record date by the Corporation, shall not be shares entitled to vote or to be counted in determining the total number of outstanding shares.

Shares held by an administrator, executor, guardian, conservator, committee or other fiduciary, other than a trustee, may be voted by such fiduciary, either in person or by proxy, without the transfer of such shares into the name of such fiduciary. Shares held by a trustee may be voted by him or her, either in person or by proxy, only after the shares have been transferred into his or her name as trustee or into the name of his or her nominee.

Shares standing in the name of another domestic or foreign corporation of any type or kind may be voted by such officer, agent or proxy as the bylaws or such corporation may provide, or, in the absence of such provision, as the board of directors of such corporation may determine.

No shareholder shall sell his or her vote, or issue a proxy to vote, to any person for any sum of money or anything of value except as permitted by law.

9. Quorum of Shareholders

The holders of a majority of the shares of the Corporation issued and outstanding and entitled to vote at any meeting of the shareholders shall constitute a quorum at such meeting for the transaction of any business, provided that when a specified items of business is required to be voted on by a class or series, voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum for the transaction of such specified item of business.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The shareholders who are present in person or by proxy and who are entitled to vote may, by a majority of votes cast, adjourn the meeting despite the absence of a quorum.

10. Proxies

Every shareholder entitled to vote at a meeting of the shareholders, or to express consent to dissent without a meeting, may authorize another person or persons to act for him or her by proxy.

Every proxy must be signed by the shareholder or their / its attorney. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy, unless before the authority is exercised written notice of an adjudication of such incompetence or of such death is received by the Secretary or any Assistant Secretary.

11. Vote or Consent of Shareholders

Directors, except as otherwise required by law, shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election.

Whenever any corporate action, other than the election of directors, is to be taken by vote of the shareholders, it shall, except as otherwise required by law, be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

Whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting or written consent, setting forth the action so taken, signed by the holders of all outstanding shares entitled to vote thereon. Written consent thus given by the holders of all outstanding shares entitled to vote shall have the same effect as an unanimous vote of shareholders.

12. Fixing the Record Date

For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the Board of Directors may fix, in advance, a date as the record date for any such determination of shareholders. Such date shall not be less than ten nor more than fifty days before the date of such meeting, nor more than fifty days prior to any other action.

When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

ARTICLE II

BOARD OF DIRECTORS

1. Power of Board and Qualification of Directors

The business of the Corporation shall be managed by the Board of Directors. Each director shall be at least eighteen years of age.

2. Number of Directors

The number of directors constituting the entire Board of Directors shall be the number, not less than FIVE nor more than NINE, fixed from time to time by a majority of the total number of directors which the Corporation would have, prior to any increase or decrease, if there were not vacancies, provided, however, that no decrease shall shorten the term of an incumbent director, and provided further that if all of the shares of the Corporation are owned beneficially and of record by less than three shareholders, the number of directors may be less than three but not less than the number of shareholders. Until otherwise fixed by the directors, the number of directors constituting the entire board shall be FIVE.

3. Election and Term of Directors

At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting and until their successors have been elected and qualified or until their death, resignation or removal in the manner hereinafter provided.

4. Quorum and Term of Directors

A majority of the entire Board of Directors shall constitute a quorum for the transaction of business, and, except where otherwise provided herein, the vote of a majority of the directors present at a meeting at the time of such vote, if a quorum is then present, shall be the act of the Board.

Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consent thereto by the members of the Board or committee shall be filed with the minutes of the proceeding of the Board or committee.

5. Meetings of the Board

An annual meeting of the Board of Directors shall be held in each year directly after the annual meeting of shareholders. Regular meetings of the Board shall be held at such times as may be fixed by the Board. Special meetings of the Board may be held at any time upon the call of the President or any two directors.

Meetings of the Board of Directors shall be held at such places as may be fixed by the Board for annual and regular meetings and in the notice of meeting for special meetings. If no place is so fixed, meetings of the Board shall be held at the principal office of the Corporation. Any one or more members of the Board of Directors may participate in meetings by means of a conference telephone or similar communications equipment.

No notice need be given of annual or regular meetings of the Board of Directors. Notice of ach special meeting of the Board shall be given to each director either by mail not later than noon, California Time, on the third day prior to the meeting or b telegram, written message or orally not later than noon, California Time, on the day prior to the meeting. Notices are deemed to have been properly given if given: by mail, when deposited in the United States Mail; by telegram at the time of filing; or by messenger at the time of delivery. Notices by mail, telegram or messenger shall be sent to each director at the address designated by him or her for that purpose, or, if none has been so designated, at his or her last known residence or business address.

Notice of a meeting of the Board of Directors need not be given to any director who submits a signed waiver of notice whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to any director.

A notice, or waiver of notice, need not specify the purpose of any meeting of the Board of Directors.

A majority of the directors, whether or not a quorum is present, may adjourn any meeting to another time and place. Notice of any adjournment of a meeting to another time or place shall be given, in the manner described above, to the directors who were not present at the time of the adjournment and, unless such time and place are announced at the meeting, to the other directors.

6. Resignations

Any director of the Corporation may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein; and unless otherwise specified therein the acceptance of such resignation shall not be necessary to make it effective.

7. Removal of Directors

Any one or more of the directors may be removed for cause by action of the Board of Directors. Any or all of the directors may be removed with or without cause by vote of the shareholders.

8. Newly Created Directorships and Vacancies

Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Board of Directors for any reason except the removal of directors by shareholders may be filled by vote of a majority of the directors then in office, although less than a quorum exists. Vacancies occurring as a result of the removal of directors by shareholders shall be filled by the shareholder. A director elected to fill a vacancy shall be elected to hold for the unexpired term of his predecessor.

9. Executive and Other Committees of Directors

The Board of Directors, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees each consisting of three or more directors and each of which, to the extent provided in the resolution, shall have all the authority of the Board, except that no such committee shall have authority as to the following matters: (a) the submission to shareholders of any action that needs shareholders' approval; (b) the filling of vacancies in the Board or in a committee; (c) the fixing of compensation of the directors for serving on the Board or on any committee; (d) the amendment or repeal of the bylaws, or the adoption of new bylaws; (e) the amendment or repeal of any resolution of the Board which, by its term, shall not be so amendable or repealable; or (f) the removal or indemnification of directors.

The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent member or members at any meeting of such committee.

Unless a greater proportion is required by the resolution designating a committee, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members present at a meeting at the time of such vote, if a quorum is then present, shall be the act of such committee.

Each such committee shall serve at the pleasure of the Board of Directors.

10. Compensation of Directors

The Board of Directors shall have authority to fix the compensation of Directors for services in any capacity.

11. Interest of Directors in a Transaction

Unless shown to be unfair and unreasonable as to the Corporation, no contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other corporation, firm, association or other entity in which one or more of the directors are directors or officers, or are financially interested, shall be either void or voidable, irrespective of whether such interested director or directors are present at a meeting of the Board of Directors, or of a committee thereof, which authorizes such contract or transaction and irrespective of whether his / her / their votes are counted for such purpose. In the absence of fraud any such contract and transaction conclusively may be authorized or approved as fair and reasonable by: (a) the Board of Directors or a duly empowered committee thereof, by a vote sufficient for such purpose without counting the vote or votes of such interested director or directors (although such interested director or directors may be counted in determining the presence of a quorum at the meeting which authorizes such contract or transaction), if the fact of such common directorship, officership or financial interest is disclosed or known to the Board or Committee, as the case may be; or (b) the shareholders entitled to vote for the election of directors, if such common directorship, officership or financial interest is disclosed or known to the shareholders.

ARTICLE III

OFFICERS

1. Election of Officer

The Board of Directors, as soon as may be practicable after the annual election of directors, shall elect a President, a Secretary, and a Treasurer, and from time to time may elect or appoint such other officers as it may determine. Any two or more offices may be held by the same person, except that the same person may not hold the offices of President and Secretary unless the person is the sole shareholder of the Corporation and holding of said offices of President and Secretary by such person is permitted under applicable law. The Board of Directors may also elect one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers.

2. Other Officers

The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

3. Compensation

The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors

4. Term of Office and Removal

Each officer shall hold office for the term for which he is elected or appointed; and until his or her successor has been elected or appointed and qualified. Unless otherwise provided in the resolution of the Board of Directors electing or appointing an officer, his or her term of office shall extent to and expire at the meeting of the Board following the next annual meeting of shareholders. Any officer may be removed by the Board with or without cause, at any time. Removal of an officer without cause shall be without prejudice to his or her contract rights, if any, and the election or appointment of an officer shall not of itself create contract rights.

5. President

The President shall be the chief executive officer of the Corporation, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall also preside at all meetings of the shareholders and the Board of Directors.

The President shall execute bonds, mortgages and other contracts requiring a seal, under the Seal of the Corporation, except when required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

6. Vice Presidents

The Vice Presidents, in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election, during the absence or disability of or refusal to act by the President, shall perform the duties and exercise the powers of the President and shall perform such other duties as the Board of Directors shall prescribe.

7. Secretary and Assistant Secretaries

The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. The Secretary shall give or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision the Secretary shall be. The Secretary shall have custody of the Corporate Seal of the Corporation and the Secretary, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the Secretary's signature or by the signature of such Assistant Secretary. The Board of Directors may give authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature.

The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order designated by the Board of Directors, or in the absence of such designation then in the order of their election, in the absence of the Secretary or in the event of the Secretary's inability or refusal to act, shall perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

8. Treasurer and Assistant Treasurer

The Treasurer shall have the custody of the corporate funds and securities; shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation; and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors.

The Treasurer shall disburse the funds as may be ordered by the Board of Directors, taking proper vouchers for such disbursement, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation.

If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of the Treasurer, and for the restoration to the Corporation, in the case of the Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the possession or under the control of the Treasurer belonging to the Corporation.

The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order designated by the Board of Directors, or in the absence of such designation, then in the order of their election, in the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, shall perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

9. Books and Records

The Corporation shall keep: (a) correct and complete books and records of account; (b) minutes of the proceeding of the shareholders, Board of Directors and any committees of directors; and a current list of the directors and officers and their residence addresses. The Corporation shall also keep at its office in the State of California or at the office of its transfer agent or registrar in the State of California, if any, a record containing the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

The Board of Directors may determine whether and to what extent and at what times and places and under what conditions and regulations any accounts, books, records or other documents of the Corporation shall be open to inspection, and no creditor, security holder or other person shall have any right to inspect any accounts, books, records or other documents of the Corporation except as conferred by statute or as so authorized by the Board.

10. Checks, Notes, etc.

All checks and drafts on, and withdrawals from the Corporation's accounts with banks or other financial institutions, and all bills of exchange, notes and other instruments for the payment of money, drawn, made, endorsed, or accepted by the Corporation, shall be signed on its behalf by the person or persons thereunto authorized by, or pursuant to resolution of, the Board of Directors.

ARTICLE IV

CERTIFICATES AND TRANSFERS OF SHARES

1. Forms of Share Certificates

The share of the Corporation shall be represented by certificates, in such forms as the Board of Directors may prescribe, signed by the President or a Vice President and the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer. The Shares may be sealed with the Seal of the Corporation or a facsimile thereof. The signatures of the officer upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registrar other than the Corporation or its employee. In the case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of issue.

Each certificate representing shares issued by the Corporation shall set forth upon the face or back of the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge, a full statement of the designation, relative rights, preferences and limitations of shares of each class of shares, if more than one, authorized to be issued and the designation, relative rights, preferences and limitations of each series of any class of preferred shares authorized to be issued so far as the same have been fixed, and the authority of the Board of Directors to designate and fix the relative rights, preferences and limitations of other series.

Each certificate representing shares shall state upon the face thereof: (a) that the Corporation is formed under the laws of the State of California; (b) the name of the person or persons to whom issued; and the number and class of shares, and the designation of the series, if any, which such certificate represents.

2. Transfers of Shares

Shares of the Corporation shall be transferable on the record of shareholders upon presentment to the Corporation of a transfer agent or a certificate or certificates representing the shares requested to be transferred, with proper endorsement on the certificate or on a separate accompanying document, together with such evidence of the payment of transfer taxes and compliance with other provisions of law as the Corporation or its transfer agent may require.

3. Lost, Stolen or Destroyed Share Certificates

No certificate for shares of the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or wrongfully taken, except, if and to the extent required by the Board of Directors upon: (a) production of evidence of loss, destruction or wrongful taking; (b) delivery of a bond indemnifying the Corporation and its agents against any claim that may be made against it or them on account of the alleged loss, destruction or wrongful taking of the replaced certificate or the issuance of the new certificate; (c) payment of the expenses of the Corporation and its agents incurred in connection with the issuance of the new certificate; and (d) compliance with other such reasonable requirements as may be imposed.

ARTICLE V

OTHER MATTERS

1. Corporate Seal

The Board of Directors may adopt a Corporate Seal, alter such Seal at pleasure, and authorize it to be used by causing it or a facsimile to be affixed or impressed or reproduced in any other manner.

2. Fiscal Year

The fiscal year of the Corporation shall be the twelve months ending December 31st, or such other period as may be fixed by the Board of Directors.

3. Amendments

Bylaws of the Corporation may be adopted, amended or repealed by vote of the holders of the shares at the time entitled to vote in the election of any directors. Bylaws may also be adopted, amended or repealed by the Board of Directors, but any bylaws adopted by the Board may be amended or repealed by the shareholders entitled to vote thereon as herein provided.

If any bylaw regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors the bylaw so adopted, amended or repealed, together with a concise statement of the changes made.


EXHIBIT C

SHORT FORM
TRANSFER OF STOCK OF AGREEMENT

Alternative Securities Markets Group Bancorp ("Company & Shareholder") hereby assigns, sells, and transfers to Alternative Securities Markets Group Corporation ("Buyer") 100,000 (One Hundred Thousand) Common Stock Shares, which is 100% of the total issued and outstanding Common Stock Shares of **Alternative Securities Markets Group Bancorp** owned by Shareholder. The purchase price shall be as indicated below, and shall be paid by Buyer within 1 business day of Buyer having received an executed copy of this Agreement with the Common Stock Shares certificate representing the One Hundred Thousand Common Stock Shares duly endorsed to Buyer. The Shareholder represents that he, she or it owns the Stock free and clear of all liens, security interests, claims, or other encumbrances and that Buyer will obtain good, valid and marketable title to the Common Stock Shares.

This Agreement constitutes the entire agreement between the parties pertaining to its subject matter and supersedes all prior and contemporaneous agreements, representations, warranties, understandings, negotiations, and discussions, whether oral or written with respect to its subject matter. This Agreement may only be amended in writing, signed by both parties. This Agreement shall be construed as to its fair language and not strictly for or against any party.

Date: April ___, 2015

BUYER
Alternative Securities Markets Group Corp

Signed:______________________________
Name & Title:_________________________

Number of Common Stock Shares
Being Sold: 100,000 Common Stock Shares, which is 100% of all issued Common Stock
Purchase Price: $0.01 per Common Stock Share

Alternative Securities Markets Group Bancorp

____
Signature

____
Name & Title


EXHIBIT D

FORM BD
PAGE 1
(Execution Page)

UNIFORM APPLICATION FOR BROKER-DEALER REGISTRATION

Date: 01/22/2015 SEC File No: 8-________ Firm CRD No.: ________

OFFICIAL USE | OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of business as a broker-dealer would violate the Federal securities laws and the laws of the *jurisdictions* and may result in disciplinary, administrative, injunctive or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS.

☒ APPLICATION ☐ AMENDMENT

1. Exact name, principal business address, mailing address, if different, and telephone number of *applicant:*

A. Full name of *applicant* (if sole proprietor, state last, first and middle name):
Alternative Securities Market, LLC

B. IRS Empl. Ident. No.:
47-2395422

C. (1) Name under which broker-dealer business primarily is conducted, if different from Item 1A.

(2) List on Schedule D, Page1, Section I any other name by which the firm conducts business and where it is used.

D. If this filing makes a name change on behalf of the *applicant*, enter the new name and specify whether the name change is of the ☐ *applicant* name (1A) or ☐ business name (1C):
Please check above.

E. Firm main address: (Do not use a P.O. Box)

4050 Glencoe Avenue, #210	Marina Del Rey	California	90292
(Number and Street)	(City)	(State/Country)	(Zip+4/Postal Code)

Branch offices or other business locations must be reported on Schedule E.

F. Mailing address, if different:

G. Business Telephone Number:

213	407-4386
(Area Code)	(Telephone Number)

H. Contact Employee:

Mr. Steven Joseph Muehler	213	407-4386
(Name and Title)	(Area Code)	(Telephone Number)

EXECUTION:

For the purposes of complying with the laws of the State(s) designated in Item 2 relating to either the offer or sale of securities or commodities, the undersigned and *applicant* hereby certify that the *applicant* is in compliance with applicable state surety bonding requirements and irrevocably appoint the administrator of each of those State(s) or such other person designated by law, and the successors in such office, attorney for the *applicant* in said State(s), upon whom may be served any notice, process, or pleading in any action or *proceeding* against the *applicant* arising out of or in connection with the offer or sale of securities or commodities, or out of the violation or alleged violation of the laws of those State(s), and the *applicant* hereby consents that any such action or *proceeding* against the *applicant* may be commenced in any court of competent jurisdiction and proper venue within said State(s) by service of process upon said appointee with the same effect as if *applicant* were a resident in said State(s) and had lawfully been served with process in said State(s).

The *applicant* consents that service of any civil action brought by or notice of any *proceeding* before the Securities and Exchange Commission or any *self-regulatory organization* in connection with the *applicant's* broker-dealer activities, or of any application for a protective decree filed by the Securities Investor Protection Corporation, may be given by registered or certified mail or confirmed telegram to the *applicant's* contact employee at the main address, or mailing address if different, given in Items 1E and IF.

The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said *applicant*. The undersigned and *applicant* represent that the information and statements contained herein, including exhibits attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete. The undersigned and *applicant* further represent that to the extent any information previously submitted is not amended such information is currently accurate and complete.

1/22/15 — Date (MM/DD/YYYY)
Alternative Securities Market, LLC – Steve Muehler — Name of Applicant

By: [signature] Signature
[signature] Print Name and Title

Subscribed and sworn before me this ____ day of ________, ____ Year by – See Attached Notary Public

My Commision expires ________ County of – See Attached State of – see Attached

This page must always be completed in full with original, manual signature and notarization.
To amend, circle items being amended. Affix notary stamp or seal where applicable.

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 22 day of January, 2015, by
Date *Month* *Year*

(1) Steve Muehler

(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



CHUCK JIRO MURAYAMA
Commission # 1990849
Notary Public - California
Los Angeles County
My Comm. Expires Oct 9, 2016

Seal
Place Notary Seal Above

Signature ______
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Uniform Application For Broker-Dealer Registration **Document Date:** 1-22-2015

Number of Pages: 1 **Signer(s) Other Than Named Above:** ______

FORM BD
PAGE 2

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15 Firm CRD No.: ____________

OFFICIAL USE | OFFICIAL USE ONLY

2. Indicate by checking the appropriate box(es) each governmental authority, organization, or *jurisdiction* in which the *applicant* is registered or registering as a broker-dealer.

SECURITIES AND EXCHANGE COMMISSION

If *applicant* is registered or registering with the SEC, check here and answer Items 2A through 2D below. ☐

		YES	NO
A.	Is *applicant* registered or registering as a broker-dealer under Section 15(b) or Section 15B of the Securities Exchange Act of 1934?	☒	☐
B.	Is *applicant* registered or registering as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and also acting or intending to act as a government securities broker or dealer?	☐	☒
C.	Is *applicant* registered or registering solely as a government securities broker or dealer under Section 15C of the Securities Exchange Act of 1934? *Do not answer "yes" to Item 2C if applicant answered "yes" to Item 2A or Item 2B.*	☐	☒
D.	Is *applicant* ceasing its activities as a government securities broker or dealer?	☐	☒

If applicant answers "yes" to Items 2A and 2D, applicant expressly consents to the withdrawal of its registration as a government securities broker or dealer under Section 15C of the Securities Exchange Act of 1934. See "Instructions."

SRO

☐ AMEX ☐ BSE ☐ CBOE ☐ CHX ☐ NSX ☒ FINRA ☐ NQX ☐ NYSE ☐ PHLX ☐ ARCA ☐ ISE ☐ OTHER *(specify)* ____

JURISDICTION

☐ Alabama	☐ Hawaii	☐ Michigan	☐ North Carolina	☐ Texas
☐ Alaska	☐ Idaho	☐ Minnesota	☐ North Dakota	☐ Utah
☐ Arizona	☐ Illinois	☐ Mississippi	☐ Ohio	☐ Vermont
☐ Arkansas	☐ Indiana	☐ Missouri	☐ Oklahoma	☐ Virgin Islands
[s] California	☐ Iowa	☐ Montana	☐ Oregon	☐ Virginia
☐ Colorado	☐ Kansas	☐ Nebraska	☐ Pennsylvania	☐ Washington
☐ Connecticut	☐ Kentucky	☐ Nevada	☐ Puerto Rico	☐ West Virginia
☐ Delaware	☐ Louisiana	☐ New Hampshire	☐ Rhode Island	☐ Wisconsin
☐ District of Columbia	☐ Maine	☐ New Jersey	☐ South Carolina	☐ Wyoming
☐ Florida	☐ Maryland	☐ New Mexico	☐ South Dakota	
☐ Georgia	☐ Massachusetts	☐ New York	☐ Tennessee	

3. A. Indicate legal status of *applicant*.

☐ Corporation ☐ Sole Proprietorship ☐ Other *(specify)* ____________
☐ Partnership ☒ Limited Liability Company

B. Month *applicant's* fiscal year ends: 12/31

C. If other than a sole proprietor, indicate date and place *applicant* obtained its legal status (i.e., state or country where incorporated, where partnership agreement was filed, or where *applicant* entity was formed):

State/Country of formation: California Date of formation: 11/26/2014 (MM/DD/YYYY)

Schedule A and, if applicable, Schedule B must be completed as part of all initial applications. Amendments to these schedules must be provided on Schedule C.

4. If *applicant* is a sole proprietor, state full residence address and Social Security Number.

Social Security Number: ___-___-___

(Number and Street) (City) (State/Country) (Zip+4/Postal Code)

		YES	NO
5.	Is *applicant* at the time of this filing *succeeding* to the business of a currently registered broker-dealer? *Do not report previous successions already reported on Form BD.* *If "Yes," contact CRD prior to submitting form; complete appropriate items on Schedule D, Page 1, Section III.*	☐	☒
6.	Does *applicant* hold or maintain any funds or securities or provide clearing services for any other broker or dealer?	☐	☒
7.	Does *applicant* refer or introduce customers to any other broker or dealer? *If "Yes," complete appropriate items on Schedule D, Page 1, Section IV.*	☐	☒

FORM BD
PAGE 3

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15

Firm CRD No.: ____________

OFFICIAL USE

OFFICIAL USE ONLY

	YES	NO
8. Does *applicant* have any arrangement with any other *person*, firm, or organization under which:		
A. any books or records of *applicant* are kept or maintained by such other *person*, firm or organization?	☐	☒
B. accounts, funds, or securities of the *applicant* are held or maintained by such other *person*, firm, or organization?	☐	☒
C. accounts, funds, or securities of customers of the *applicant* are held or maintained by such other *person*, firm or organization?	☐	☒
For purposes of 8B and 8C, do not include a bank or satisfactory control location as defined in paragraph (c) of Rule 15c3-3 under the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).		
If "Yes" to any part of Item 8, complete appropriate items on Schedule D, Page 1, Section IV.		
9. Does any *person* not named in Item 1 or Schedules A, B, or C, directly or indirectly:		
A. *control* the management or policies of the *applicant* through agreement or otherwise?	☐	☒
B. wholly or partially finance the business of applicant?	☐	☒
Do not answer "Yes" to 9B if the person finances the business of the applicant through: 1) a public offering of securities made pursuant to the Securities Act of 1933; 2) credit extended in the ordinary course of business by suppliers, banks, and others; or 3) a satisfactory subordination agreement, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (17 CFR 240.15c3-1).		
If "Yes" to any part of Item 9, complete appropriate items on Schedule D, Page 1, Section IV.		
10. A. Directly or indirectly, does *applicant control*, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?	☒	☐
If "Yes" to Item 10A, complete appropriate items on Schedule D, Page 2, Section V.		
B. Directly or indirectly, is *applicant controlled* by any bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings bank or association, credit union, or foreign bank?	☐	☒
If "Yes" to Item 10B, complete appropriate items on Schedule D, Page 3, Section VI.		
11. Use the appropriate DRP for providing details to "yes" answers to the questions in Item 11. Refer to the Explanation of Terms section of Form BD Instructions for explanations of italicized terms.		
CRIMINAL DISCLOSURE		
A. In the past ten years has the *applicant* or a *control affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to any *felony*?	☐	☒
(2) been *charged* with any *felony*?	☐	☒
B. In the past ten years has the *applicant* or a *control affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving*: investments or an *investment-related* business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	☐	☒
(2) been *charged* with a *misdemeanor* specified in 11B(1)?	☐	☒
REGULATORY ACTION DISCLOSURE		
C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:		
(1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?	☐	☒
(2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its regulations or statutes?	☐	☒
(3) *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) entered an *order* against the *applicant* or a *control affiliate* in connection with *investment-related* activity?	☐	☒
(5) imposed a civil money penalty on the *applicant* or a *control affiliate*, or *ordered* the *applicant* or a *control affiliate* to cease and desist from any activity?	☐	☒

FORM BD
PAGE 4

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15

Firm CRD No.: ______

OFFICIAL USE

OFFICIAL USE ONLY

REGULATORY ACTION DISCLOSURE

Question	YES	NO
D. Has any other federal regulatory agency, any state regulatory agency, or *foreign financial regulatory authority*:		
(1) ever *found* the *applicant* or a *control affiliate* to have made a false statement or omission or been dishonest, unfair, or unethical?	☐	☒
(2) ever *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?	☐	☒
(3) ever *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☒	☐
(4) in the past ten years, entered an *order* against the *applicant* or a *control affiliate* in connection with an *investment-related* activity?	☐	☒
(5) ever denied, suspended, or revoked the *applicant's* or a *control affiliate's* registration or license or otherwise, by *order*, prevented it from associating with an *investment-related* business or restricted its activities?	☐	☒
E. Has any *self-regulatory organization* or commodities exchange ever:		
(1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?	☐	☒
(2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a *"minor rule violation"* under a plan approved by the U.S. Securities and Exchange Commission)?	☐	☒
(3) *found* the *applicant* or a *control affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) disciplined the *applicant* or a *control affiliate* by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?	☐	☒
F. Has the *applicant's* or a *control affiliate's* authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?	☐	☒
G. Is the *applicant* or a *control affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of 11C, D, or E?	☐	☒

CIVIL JUDICIAL DISCLOSURE

Question	YES	NO
H. (1) Has any domestic or foreign court:		
(a) in the past ten years, *enjoined* the *applicant* or a *control affiliate* in connection with any *investment-related* activity?	☐	☒
(b) ever *found* that the *applicant* or a *control affiliate* was *involved* in a violation of *investment-related* statutes or regulations?	☐	☒
(c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against the *applicant* or *control affiliate* by a state or *foreign financial regulatory authority*?	☐	☒
(2) Is the *applicant* or a *control affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of 11H(1)?	☐	☒

FINANCIAL DISCLOSURE

Question	YES	NO
I. In the past ten years has the *applicant* or a *control affiliate* of the *applicant* ever been a securities firm or a *control affiliate* of a securities firm that:		
(1) has been the subject of a bankruptcy petition?	☐	☒
(2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?	☐	☒
J. Has a bonding company ever denied, paid out on, or revoked a bond for the *applicant*?	☐	☒
K. Does the *applicant* have any unsatisfied judgments or liens against it?	☐	☒

FORM BD
PAGE 5

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/2015

Firm CRD No.: ____________

OFFICIAL USE | OFFICIAL USE ONLY

12. Check types of business engaged in (or to be engaged in, if not yet active) by *applicant*. Do not check any category that accounts for (or is expected to account for) less than 1% of annual revenue from the securities or investment advisory business.

A.	Exchange member engaged in exchange commission business other than floor activities	☐ EMC
B.	Exchange member engaged in floor activities	☐ EMF
C.	Broker or dealer making inter-dealer markets in corporate securities over-the-counter	☐ IDM
D.	Broker or dealer retailing corporate equity securities over-the-counter	☐ BDR
E.	Broker or dealer selling corporate debt securities	■ BDD
F.	Underwriter or selling group participant (corporate securities other than mutual funds)	☐ USG
G.	Mutual fund underwriter or sponsor	☐ MFU
H.	Mutual fund retailer	☐ MFR
I.	1. U.S. government securities dealer	☐ GSD
	2. U.S. government securities broker	☐ GSB
J.	Municipal securities dealer	☐ MSD
K.	Municipal securities broker.	☐ MSB
L.	Broker or dealer selling variable life insurance or annuities	☐ VLA
M.	Solicitor of time deposits in a financial institution	☐ SSL
N.	Real estate syndicator.	■ RES
O.	Broker or dealer selling oil and gas interests	■ OGI
P.	Put and call broker or dealer or option writer	☐ PCB
Q.	Broker or dealer selling securities of only one issuer or associate issuers (other than mutual funds)	☐ BIA
R.	Broker or dealer selling securities of non-profit organizations (e.g., churches, hospitals)	☐ NPB
S.	Investment advisory services	☐ IAD
T.	1. Broker or dealer selling tax shelters or limited partnerships in primary distributions	☐ TAP
	2. Broker or dealer selling tax shelters or limited partnerships in the secondary market	☐ TAS
U.	Non-exchange member arranging for transactions in listed securities by exchange member	☐ NEX
V.	Trading securities for own account	☐ TRA
W.	Private placements of securities	■ PLA
X.	Broker or dealer selling interests in mortgages or other receivables	■ MRI
Y.	Broker or dealer involved in a networking, kiosk or similar arrangement with a:	
	1. bank, savings bank or association, or credit union	☐ BNA
	2. insurance company or agency	☐ INA
Z.	Other *(give details on Schedule D, Page 1, Section II)*	☐ OTH

	YES	NO
13. A. Does *applicant* effect transactions in commodity futures, commodities or commodity options as a broker for others or as a dealer for its own account?	☐	☒
B. Does *applicant* engage in any other non-securities business? *If "yes," describe each other business briefly on Schedule D, Page 1, Section II.*	☐	☒

Schedule A of FORM BD
DIRECT OWNERS AND EXECUTIVE OFFICERS

(Answer for Form BD Item 3)

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15

Firm CRD No.: ____________

OFFICIAL USE

1. Use Schedule A only in new applications to provide information on the **direct owners** and executive officers of the *applicant*. Use Schedule B in new applications to provide information on **indirect** owners. File all amendments on Schedule C. **Complete each column.**

2. List below the names of:

   (a) each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, Chief Compliance Officer, Director, and individuals with similar status or functions;

   (b) in the case of an *applicant* that is a corporation, each shareholder that directly owns 5% or more of a class of a voting security of the *applicant*, unless the *applicant* is a public reporting company (a company subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934);
   Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the *applicant*. For purposes of this Schedule, a *person* beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

   (c) in the case of an *applicant* that is a partnership, **all** general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital; and

   (d) in the case of a trust that directly owns 5% or more of a class of a voting security of the *applicant*, or that has the right to receive upon dissolution, or has contributed, 5% or more of the *applicant's* capital, the trust and each trustee.

   (e) in the case of an *applicant* that is a Limited Liability Company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Are there any indirect owners of the *applicant* required to be reported on Schedule B? ☐ Yes ■ No

4. In the "DE/FE/I" column, enter "DE" if the owner is a domestic entity, or enter "FE" if owner is an entity incorporated or domiciled in a foreign country, or enter "I" if the owner is an individual.

5. Complete the "Title or Status" column by entering board/management titles; status as partner, trustee, sole proprietor, or shareholder; and for shareholders, the class of securities owned (if more than one is issued).

6. Ownership codes are: NA - less than 5% | A - 5% but less than 10% | B - 10% but less than 25% | C - 25% but less than 50% | D - 50% but less than 75% | E - 75% or more

7. (a) In the "*Control Person*" column, enter "Yes" if *person* has "*control*" as defined in the instructions to this form, and enter "No" if the *person* does not have *control*. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be "control persons".

   (b) In the "PR" column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Title or Status	Date Title or Status Acquired MM	Date Title or Status Acquired YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
Mr. Steven Joseph Muehler	I	Managing Member	12	2014	NA	Yes		47-2395422	
Alternative Securities Markets Group Corporation	DE	Sole Shareholder	11	2014	E	Yes		47-2360876	

Schedule B of FORM BD **INDIRECT OWNERS** (Answer for Form BD Item 3)	Applicant Name: Alternative Securities Market, LLC Date: 01/22/15 Firm CRD No.: ______	**OFFICIAL USE**

1. Use Schedule B only in new applications to provide information on the **indirect** owners of the *applicant*. Use Schedule A in new applications to provide information on **direct** owners. File all amendments on Schedule C. **Complete each column.**

2. With respect to each owner listed on Schedule A, (except individual owners), list below:

   (a) in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25% or more of a class of a voting security of that corporation;

   For purposes of this Schedule, a *person* beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the *right to acquire*, within 60 days, through the exercise of any option, warrant or right to purchase the security.

   (b) in the case of an owner that is a partnership, **all** general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25% or more of the partnership's capital; and

   (c) in the case of an owner that is a trust, the trust and each trustee.

   (d) in the case of an owner that is a Limited Liability Company ("LCC"), (i) those members that have the right to receive upon dissolution, or have contributed, 25% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Continue up the chain of ownership listing all 25% owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934) is reached, no ownership information further up the chain of ownership need be given.

4. In the "DE/FE/I" column, enter "DE" if the owner is a domestic entity, or enter "FE" if owner is an entity incorporated or domiciled in a foreign country, or enter "I" if the owner is an individual.

5. Complete the "Status" column by entering status as partner, trustee, shareholder, etc., and if shareholder, class of securities owned (if more than one is issued).

6. Ownership codes are: C - 25% but less than 50% D - 50% but less than 75% E - 75% or more F - Other General Partners

7. (a) In the *"Control Person"* column, enter "Yes" if *person* has *"control"* as defined in the instructions to this form, and enter "No" if the *person* does not have *control*. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be *"control persons"*.

   (b) In the "PR" column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Entity in Which Interest is Owned	Status	Date Status Acquired		Ownership Code	*Control Person*		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
				MM	YYYY			PR		

Schedule C of FORM BD
AMENDMENTS TO SCHEDULES A & B
(Amendments to answers for Form BD Item 3)

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15

Firm CRD No.: ____________

OFFICIAL USE

1. This Schedule C is used to amend Schedules A and B of Form BD. Refer to those schedules for specific instructions for completing this Schedule C. **Complete each column.** File with a completed Execution Page (Page 1).
2. In the Type of Amendment ("Type of Amd.") column, indicate "A" (addition), "D" (deletion), or "C" (change in information about the same *person*).
3. Ownership codes are: NA - less than 5% | A - 5% but less than 10% | B - 10% but less than 25% | C - 25% but less than 50% | D - 50% but less than 75% | E - 75% or more | F - Other General Partners
4. **List below all changes to Schedule A: (DIRECT OWNERS AND EXECUTIVE OFFICERS)**

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amd.	Title or Status	Date Title or Status Acquired		*Control* Ownership Code	CRD No. *Person*		If None: S. S. No., IRS Tax No or Employer ID	Official Use Only
				MM	YYYY			PR		

5. **List below all changes to Schedule B: (INDIRECT OWNERS)**

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amd.	Entity in Which Interest is Owned	Status	Date Status Acquired		Ownership Code	*Control Person*		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
					MM	YYYY			PR		

Schedule D of FORM BD Page 1	*Applicant* Name: Alternative Securities Market, LLC Date: 01/22/2015 Firm CRD No.:	OFFICIAL USE	OFFICIAL USE ONLY

Use this Schedule D Page 1 to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an ■ INITIAL ☐ AMENDED detail filing for the Form BD items checked below:

SECTION I ***Other Business Names***

(Check if applicable) ☐ Item 1C(2)

List each of the "other" names and the *jurisdiction(s)* in which they are used.

1. Name	*Jurisdiction*	2. Name	*Jurisdiction*
3. Name	*Jurisdiction*	4. Name	*Jurisdiction*

SECTION II ***Other Business***

(Check one) ☐ Item 12Z ☐ Item 13B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section.

Briefly describe any other business (ITEM 12Z); or any other non-securities business (ITEM 13B). Use reverse side of this sheet for additional comments if necessary.

SECTION III ***Successions***

(Check if applicable) ☐ Item 5

Date of Succession MM DD YYYY / /	*Name of Predecessor*	
Firm CRD Number	IRS Employer Identification Number (if any)	SEC File Number (if any)

Briefly describe details of the *succession* including any assets or liabilities not assumed by the *successor*. Use reverse side of this sheet for additional comments if necessary.

SECTION IV ***Introducing and Clearing Arrangements / Control Persons / Financings***

(Check one) ☐ Item 7 ☐ Item 8A ☐ Item 8B ☐ Item 8C ☐ Item 9A ☐ Item 9B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement or agreement, enter the effective date of the change.

Firm or Organization Name	CRD Number (if any)	
Business Address *(Street, City, State/Country, Zip+4 Postal Code)*	Effective Date MM DD YYYY 10 02 2014	Termination Date MM DD YYYY / /
Individual Name (if applicable) *(Last, First, Middle)*	CRD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip+4 Postal Code)*	Effective Date MM DD YYYY 10 02 2014	Termination Date MM DD YYYY / /

Briefly describe the nature of reference or arrangement (ITEM 7 or ITEM 8); the nature of the *control* or agreement (ITEM 9A); or the method and amount of financing (ITEM 9B). Use reverse side of this sheet for additional comments if necessary.

Schedule D of FORM BD **Page 2**	*Applicant* Name: Alternative Securities Market, LLC Date: 1/22/15 Firm CRD No.:	**OFFICIAL USE**	OFFICIAL USE ONLY

Use this Schedule D Page 2 to report details for Item 10A. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 2 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an ☐ INITIAL ☐ AMENDED detail filing for Form BD Item 10A

☐ 10A. Directly or indirectly, does *applicant* control, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?

SECTION V ***Complete this section for control issues relating to ITEM 10A only.***

The details supplied relate to:

1

Partnership, Corporation, or Organization Name	CRD Number (If any)
Alternative Securities Markets Group Corporation	Recently Filed ADV2 for RIA Firm (Series 65)

(check only one)

This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ *is controlled by applicant* ☐ *is under common control with applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	Effective Date MM DD YYYY	Termination Date MM DD YYYY
4050 Glencoe Avenue, Unit 210, Marina Del Rey, CA 90292	10/02/2014	/ /

Is Partnership, Corporation or Organization a foreign entity?	If Yes, provide country of domicile or incorporation:	Check "Yes" or "No" for activities of this partnership, corporation, or organization:	Securities Activities:	Investment Advisory Activities:
☐ Yes ☒ No			☒ Yes ☐ No	☒ Yes ☐ No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

Investment Advisory Firm

2

Partnership, Corporation, or Organization Name	CRD Number (If any)

(check only one)

This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ *is controlled by applicant* ☐ *is under common control with applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	Effective Date MM DD YYYY	Termination Date MM DD YYYY
	10/02/2014	/ /

Is Partnership, Corporation or Organization a foreign entity?	If Yes, provide country of domicile or incorporation:	Check "Yes" or "No" for activities of this partnership, corporation, or organization:	Securities Activities:	Investment Advisory Activities:
☐ Yes ☐ No			☐ Yes ☐ No	☐ Yes ☐ No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

3

Partnership, Corporation, or Organization Name	CRD Number (If any)

(check only one)

This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ *is controlled by applicant* ☐ *is under common control with applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	Effective Date MM DD YYYY	Termination Date MM DD YYYY
	/ /	/ /

Is Partnership, Corporation or Organization a foreign entity?	If Yes, provide country of domicile or incorporation:	Check "Yes" or "No" for activities of this partnership, corporation, or organization:	Securities Activities:	Investment Advisory Activities:
☐ Yes ☐ No			☐ Yes ☐ No	☐ Yes ☐ No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

If *applicant* has more than 3 organizations to report, complete additional Schedule D Page 2s.

Schedule D of FORM BD

Page 3

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/2015 Firm CRD No.: ____________

OFFICIAL USE

OFFICIAL USE ONLY

Use this Schedule D Page 3 to report details for Item 10B. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 3 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an ☐ INITIAL ☐ AMENDED detail filing for Form BD Item 10B

☐ 10B. Directly or indirectly, is *applicant controlled* by any bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings bank or association, credit union, or foreign bank?

SECTION VI ***Complete this section for control issues relating to ITEM 10B only.***

Provide the details for each organization or institution that *controls* the *applicant*, including each organization or institution in the *applicant's* chain of ownership. The details supplied relate to:

1	Financial Institution Name	CRD Number (if applicable)
	Institution Type (*i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank*)	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address (*Street, City, State/Country, Zip+4/Postal Code*)	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

2	Financial Institution Name	CRD Number (if applicable)
	Institution Type (*i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank*)	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address (*Street, City, State/Country, Zip+4/Postal Code*)	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

3	Financial Institution Name	CRD Number (if applicable)
	Institution Type (*i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank*)	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address (*Street, City, State/Country, Zip+4/Postal Code*)	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

4	Financial Institution Name	CRD Number (if applicable)
	Institution Type (*i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank*)	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address (*Street, City, State/Country, Zip+4/Postal Code*)	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

If *applicant* has more than 4 organizations/institutions to report, complete additional Schedule D page 3s.

CRIMINAL DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Items 11A and 11B*** of Form BD;

Check ☑ item(s) being responded to:

11A ☐ In the past ten years has the *applicant* or a *control affiliate*:
- ☐ (1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?
- ☐ (2) been *charged* with any *felony*?

11B ☐ In the past ten years has the *applicant* or a *control affiliate*:
- ☐ (1) been convicted or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving:* investments or an *investment-related* business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?
- ☐ (2) been *charged* with a *misdemeanor* specified in 11B(1)?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

Multiple counts of the same charge arising out of the same event(s) should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs. Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the above items.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropiate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

Applicable court documents (i.e., criminal complaint, information or indictment as well as judgment of conviction or sentencing documents) must be provided to the CRD if not previously submitted. Documents will not be accepted as disclosure in lieu of answering the questions on this DRP.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*

☐ *Applicant* and one or more *control affiliate(s)*

☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF APPLICANT	*APPLICANT CRD NUMBER*

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (BD)

(continuation)

PART II

1. If charge(s) were brought against an organization over which the *applicant* or *control affiliate* exercise(d) *control*: Enter organization name, whether or not the organization was an *investment-related* business and the *applicant's* or *control affiliate's* position, title or relationship.

2. Formal Charge(s) were brought in: (include name of Federal, Military, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case number).

3. **Event Disclosure Detail** (Use this for both organizational and individual charges.)

   A. Date First Charged (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

   B. Event Disclosure Detail (include Charge(s)/Charge Description(s), and for each charge provide: 1. number of counts, 2. *felony* or *misdemeanor*, 3. plea for each charge, and 4. product type if charge is *investment-related*):

   C. Did any of the Charge(s) within the Event involve a *Felony*? ☐ Yes ☐ No

   D. Current status of the Event? ☐ Pending ☐ On Appeal ☐ Final

   E. Event Status Date (complete unless status is Pending) (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

4. **Disposition Disclosure Detail:** Include for each charge, A. Disposition Type [e.g., convicted, acquitted, dismissed, pretrial, etc.], B. Date, C. Sentence/Penalty, D. Duration [if sentence-suspension, probation, etc.], E. Start Date of Penalty, F. Penalty/Fine Amount and G. Date Paid.

5. Provide a brief summary of circumstances leading to the charge(s) as well as the disposition. Include the relevant dates when the conduct which was the subject of the charge(s) occurred. (The information must fit within the space provided.)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ■ INITIAL *OR* ☐ AMENDED response used to report details for affirmative responses to ***Items 11C, 11D, 11E, 11F or 11G*** of Form BD;

Check ☑ item(s) being responded to:

11C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
- ☐ (1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?
- ☐ (2) found the *applicant* or a *control affiliate* to have been *involved* in a violation of its regulations or statutes?
- ☐ (3) *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) entered an *order* against the *applicant* or a *control affiliate* in connection with *investment-related* activity?
- ☐ (5) imposed a civil money penalty on the *applicant* or a *control affiliate*, or ordered the *applicant* or a *control affiliate* to cease and desist from any activity?

11D. Has any other federal regulatory agency, any state regulatory agency, or *foreign financial regulatory authority*:
- ☐ (1) ever *found* the *applicant* or a *control affiliate* to have made a false statement or omission or been dishonest, unfair, or unethical?
- ☐ (2) ever *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?
- ☐ (3) ever *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) in the past ten years, entered an order against the *applicant* or a *control affiliate* in connection with an *investment-related* activity?
- ☐ (5) ever denied, suspended, or revoked the *applicant's* or a *control affiliate's* registration or license or otherwise, by *order*, prevented it from associating with an *investment-related* business or restricted its activities?

11E. Has any *self-regulatory organization* or commodities exchange ever:
- ☐ (1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?
- ☐ (2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the U.S. Securities and Exchange Commission)?
- ☐ (3) *found* the *applicant* or a *control affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) disciplined the *applicant* or a *control affiliate* by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?

11F. ☐ Has the *applicant's* or a *control affiliate's* authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?

11G. ☐ Is the *applicant* or a *control affiliate* now the subject of any *regulatory proceeding* that could result in a "yes" answer to any part of 11C, D, or E?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Items 11C, 11D, 11E, 11F or 11G. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*
■ *Applicant* and one or more *control affiliate(s)*
☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER ______ This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle) ______

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer; "Yes," no other information on this DRP must be provided.

☐ Yes ☐ **No**

NOTE: The completion of this form does not relieve the *control affiliate* of its obligation to update its CRD records.

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

PART II

1. Regulatory Action initiated by:

   ☐ SEC ☐ Other Federal ☒ State ☐ *SRO* ☐ Foreign

   (Full name of regulator, *foreign financial regulatory authority*, federal, state or *SRO*)

   California Department of Corporations

2. Principal Sanction: (check appropriate item)

   ☐ Civil and Administrative Penalty(ies)/Fine(s)
   ☐ Bar
   ☒ Cease and Desist
   ☐ Censure
   ☐ Denial
   ☐ Disgorgement
   ☐ Expulsion
   ☐ Injunction
   ☐ Prohibition
   ☐ Reprimand
   ☐ Restitution
   ☐ Revocation
   ☐ Suspension
   ☐ Undertaking
   ☐ Other ______

   Other Sanctions:

   None

3. Date Initiated (MM/DD/YYYY): 08/25/2010 ☒ Exact ☐ Explanation

   If not exact, provide explanation: ______

4. Docket/Case Number:

   See Attached Copy of the Order

5. *Control Affiliate* Employing Firm when activity occurred which led to the regulatory action (if applicable):

6. Principal Product Type: (check appropriate item)

   ☐ Annuity(ies) - Fixed
   ☐ Annuity(ies) - Variable
   ☐ CD(s)
   ☐ Commodity Option(s)
   ☐ Debt - Asset Backed
   ☐ Debt - Corporate
   ☐ Debt - Government
   ☐ Debt - Municipal
   ☐ Derivative(s)
   ☐ Direct Investment(s) - DPP & LP Interest(s)
   ☐ Equity - OTC
   ☐ Equity Listed (Common & Preferred Stock)
   ☐ Futures - Commodity
   ☐ Futures - Financial
   ☐ Index Option(s)
   ☐ Insurance
   ☐ Investment Contract(s)
   ☐ Money Market Fund(s)
   ☐ Mutual Fund(s)
   ☐ No Product
   ☐ Options
   ☐ Penny Stock(s)
   ☐ Unit Investment Trust(s)
   ☐ Other ______

   Other Product Types:

   Private Placement

7. Describe the allegations related to this regulatory action. (The information must fit within the space provided.):

   Alleged Unsolicited Email was send regarding a Private Placement Securities Offering. No Shares of any offering were ever sold.

8. Current Status? ☐ Pending ☐ On Appeal ☐ Final

9. If on appeal, regulatory action appealed to: (SEC, *SRO*, Federal or State Court) and Date Appeal Filed:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

10. How was matter resolved: (check appropriate item)

☐ Acceptance, Waiver & Consent (AWC) ☐ Decision & Order of Offer of Settlement ☐ Settled
☐ Consent ☐ Dismissed ☐ Stipulation and Consent
☐ Decision ☐ Order ☐ Vacated

11. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: All Activities of the solicitation of any non-registered Securities were ceased.

12. A. Were any of the following Sanctions Ordered? (Check all appropriate items):

☐ Monetary/Fine Amount: $ ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution
☐ Censure ☐ Cease and Desist/Injunction ☐ Bar ☐ Suspension

B. Other Sanctions Ordered:

NONE

C. Sanction detail: If suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against *applicant* or *control affiliate,* date paid and if any portion of penalty was waived:

13. Provide a brief summary of details related to the action status and (or) disposition and include relevant terms, conditions and dates. (The information must fit within the space provided.)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL **OR** ☐ AMENDED response used to report details for affirmative responses to ***Item 11H*** of Form BD;

Check ☑ item(s) being responded to:

11H(1) Has any domestic or foreign court:

☐ (a) in the past ten years, *enjoined* the *applicant* or a *control affiliate* in connection with any *investmenf-related* activity?

☐ (b) ever *found* that the *applicant* or a *control affiliate* was *involved* in a violation of *investment-related* statutes or regulations?

☐ (c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against the *applicant* or a *control affiliate* by a state or *foreign financial regulatory authority*?

11H(2) ☐ Is the *applicant* or a *control affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of 11H?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item 11H. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*
☐ *Applicant* and one or more *control affiliate(s)*
☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

PART II

1. Court Action initiated by: (Name of regulator, *foreign financial regulatory authority*, *SRO*, commodities exchange, agency, firm, private plaintiff, etc.)

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

2. Principal Relief Sought: (check appropriate item)

☐ Cease and Desist ☐ Disgorgement ☐ Money Damages (Private/Civil Complaint) ☐ Restraining Order
☐ Civil Penalty(ies)/Fine(s) ☐ Injunction ☐ Restitution ☐ Other ______

Other Relief Sought:

3. Filing Date of Court Action (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ______

4. Principal Product Type: (check appropriate item)

☐ Annuity(ies) - Fixed ☐ Derivative(s) ☐ Investment Contract(s)
☐ Annuity(ies) - Variable ☐ Direct Investment(s) - DPP & LP Interest(s) ☐ Money Market Fund(s)
☐ CD(s) ☐ Equity - OTC ☐ Mutual Fund(s)
☐ Commodity Option(s) ☐ Equity Listed (Common & Preferred Stock) ☐ No Product
☐ Debt - Asset Backed ☐ Futures - Commodity ☐ Options
☐ Debt - Corporate ☐ Futures - Financial ☐ Penny Stock(s)
☐ Debt - Government ☐ Index Option(s) ☐ Unit Investment Trust(s)
☐ Debt - Municipal ☐ Insurance ☐ Other ______

Other Product Types:

5. Formal Action was brought in (include name of Federal, State or Foreign Court, Location of Court - City or County <u>and</u> State or Country, Docket/Case Number):

6. *Control Affiliate* Employing Firm when activity occurred which led to the civil judicial action (if applicable):

7. Describe the allegations related to this civil action. (The information must fit within the space provided.):

8. Current Status? ☐ Pending ☐ On Appeal ☐ Final

9. If on appeal, action appealed to (provide name of court): Date Appeal Filed (MM/DD/YYYY):

10. If pending, date notice/process was served (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ______

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11. How was matter resolved: (check appropriate item)

☐ Consent ☐ Judgment Rendered ☐ Settled
☐ Dismissed ☐ Opinion ☐ Withdrawn ☐ Other ______________

12. Resolution Date (MM/DD/YYYY): [ ] ☐ Exact ☐ Explanation

If not exact, provide explanation: ______________________________

13. Resolution Detail:

A. Were any of the following Sanctions Ordered or Relief Granted? (Check appropriate items):

☐ Monetary/Fine ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution
Amount $ [ ] ☐ Censure ☐ Cease and Desist/injunction ☐ Bar ☐ Suspension

B. Other Sanctions:

____
____
____

C. Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against *applicant* or *control affiliate*, date paid and if any portion of penalty was waived:

____
____
____
____

14. Provide a brief summary of circumstances related to action(s), allegation(s), disposition(s) and/or finding(s) disclosed above. (The information must fit within the space provided.):

____
____
____
____
____
____
____
____
____
____
____
____
____
____
____

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL *OR* ☐ AMENDED response used to report details for affirmative responses *to Item 11I* of Form BD;

Check ☑ item(s) being responded to:

11I In the past ten years has the *applicant* or a *control affiliate* of the *applicant* ever been a securities firm or a *control affiliate* of a securities firm that:

☐ (1) has been the subject of a bankruptcy petition?

☐ (2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*

☐ *Applicant* and one or more *control affiliate(s)*

☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - CONTROL *AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

PART II

1. Action Type: (check appropriate item)

☐ Bankruptcy ☐ Declaration ☐ Receivership

☐ Compromise ☐ Liquidated ☐ Other ____________

2. Action Date (MM/DD/YYYY): [ ] ☐ Exact ☐ Explanation

If not exact, provide explanation: ____

(continued)

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (BD)

(continuation)

3. If the financial action relates to an organization over which the *applicant* or *control affiliate* exercise(d) *control*, enter organization name and the *applicant's* or *control affiliate's* position, title or relationship:

   Was the Organization *investment-related*? ☐ Yes ☐ No

4. Court action brought in (Name of Federal, State or Foreign Court), Location of Court (City or County and State or Country), Docket/Case Number and Bankruptcy Chapter Number (If Federal Bankruptcy Filing):

5. Is action currently pending? ☐ Yes ☐ No

6. If not pending, provide Disposition Type: (check appropriate item)

   ☐ Direct Payment Procedure ☐ Dismissed ☐ Satisfied/Released
   ☐ Discharged ☐ Dissolved ☐ SIPA Trustee Appointed ☐ Other ______

7. Disposition Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______

8. Provide a brief summary of events leading to the action and if not discharged, explain. (The information must fit within the space provided.):

9. If a SIPA trustee was appointed or a direct payment procedure was begun, enter the amount paid or agreed to be paid by you; or the name of the trustee:

   Currently Open? ☐ Yes ☐ No

   Date Direct Payment Initiated/Filed or Trustee Appointed (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______

10. Provide details to any status/disposition. Include details as to creditors, terms, conditions, amounts due and settlement schedule (if applicable). (The information must fit within the space provided.)

BOND DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Item 11J*** of Form BD;

Check ☑ item(s) being responded to:
11J ☐ Has a bonding company ever denied, paid out on, or revoked a bond for the *applicant*?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

1. Firm Name: (Policy Holder)

2. Bonding Company Name:

3. Disposition Type: (check appropriate item)

☐ Denied ☐ Payout ☐ Revoked

4. Disposition Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation:

5. If disposition resulted in Payout, list Payout Amount and Date Paid:

6. Summarize the details of circumstances leading to the necessity of the bonding company action: (The information must fit within the space provided.)

JUDGMENT / LIEN DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Item 11K*** of Form BD;

Check ☑ item(s) being responded to:

11K ☐ Does the *applicant* have any unsatisfied judgments or liens against it?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

1. Judgment/Lien Amount:

2. Judgment/Lien Holder:

3. Judgment/Lien Type: (check appropriate item)

   ☐ Civil ☐ Default ☐ Tax

4. Date Filed (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ________________________

5. Is Judgment/Lien outstanding? ☐ Yes ☐ No

   If No, provide status date (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ________________________

   If No, how was matter resolved? (check appropriate item)

   ☐ Discharged ☐ Released ☐ Removed ☐ Satisfied

6. Court (Name of Federal, State or Foreign Court), Location of Court (City or County <u>and</u> State or Country) and Docket/Case Number:

7. Provide a brief summary of events leading to the action and any payment schedule details including current status (if applicable). (The information must fit within the space provided.):





WESTERN UNION FINANCIAL SERVICES INC. - ISSUER - Englewood, Colorado

Payable at Wells Fargo Bank Grand Junction - Downtown, N.A., Grand Junction, Colorado

MONEY ORDER

RALPHS #280

17-036728749

(ISSUING AGENT)

A 726778 0 030415
T 0823 05
170367287498 L 000280

$ 300.00

PAY EXACTLY THREE HUNDRED DOLLARS AND NO CENTS

PAY TO THE ORDER OF State of California

SEC Form RD

PAYMENT FOR/ACCT. #

4050 Glencoe Ave, #210, Marina Del Rey, CA 90292

PURCHASER'S ADDRESS

PURCHASER'S SIGNATURE

⑆102100400⑆ 40170367287498⑈


EXHIBIT E

Alternative Securities Markets Group Bancorp

4050 Glencoe Avenue

Marina Del Rey, California 90292

LEGAL@ALTERNATIVESECURITIESMARKET.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

Secured Investment Certificates: 1 to 5,000

Subject to the terms and conditions of the Secured Investment Certificates described in the Alternative Securities Markets Group Bancorp Offering Circular dated April 1st, 2015 (the "Offering"), I hereby subscribe to purchase the number of Secured Investment Certificates set forth below for a purchase price of $1,000.00 per Secured Investment Certificate. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "Alternative Securities Markets Group Bancorp" evidencing $1,000.00 for each Secured Investment Certificate Subscribed, subject to a minimum of ONE Secured Investment Certificate ($1,000.00).

I understand that my subscription is conditioned upon acceptance by Alternative Securities Markets Group Bancorp's Chief Executive Officer, and subject to additional conditions described in the Offering Circular. I further understand that the Chief Executive Officer of the Alternative Securities Markets Group Bancorp, in his sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of Secured Investment Certificates that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for _____________ Secured Investment Certificates of Alternative Securities Markets Group Bancorp, at a purchase price **of $1,000.00 (ONE THOUSAND DOLLARS AND ZERO CENTS) per Secured Investment Certificate** (aggregate purchase price: $__________________).

CHOOSE THOSE THAT APPLY	NUMBER OF INVESTMENT CERTIFICATES	TERM	WALL STREET JOURNAL'S PRIME RATE	INTEREST DISTRIBUTION PAID TO INVESTOR	INTEREST RATES AS OF APRIL 1st, 2015
(__)	#________	12 MONTHS	Prime Plus 1%	Quarterly	4.25%
(__)	#________	24 MONTHS	Prime Plus 2%	Quarterly	5.25%
(__)	#________	36 MONTHS	Prime Plus 3%	Quarterly	6.25%
(__)	#________	48 MONTHS	Prime Plus 4%	Quarterly	7.25%
(__)	#________	60 MONTHS	Prime Plus 5%	Quarterly	8.25%

Made on ______________________________, by and between Alternative Securities Markets Group Bancorp, a California Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

WITNESETH:

WHEREAS, the Company is offering for sale up to FIVE THOUSAND Secured Investment Certificates (the "Certificates") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Certificates indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at: **Alternative Securities Markets Group Bancorp, 4050 Glencoe Avenue, Marina Del Rey, California 90292**, payable by check to the order of **Alternative Securities Markets Group Bancorp** in the amount of the aggregate purchase price of the Secured Investment Certificates subscribed (the "Certificates"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Certificates.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Certificates offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Certificates received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Secured Investment Certificates being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Certificates not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Certificates purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Certificates subscribed, the Purchaser has received the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Certificates subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Certificates subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Certificates subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Certificates subscribed.

(c) The Certificates subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Certificate.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Certificates subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Certificates subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Certificates, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **Alternative Securities Markets Group Bancorp**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of California, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Certificates and payment therefore.

12. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

13. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Executives, Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

14. **Arbitration:** Except as expressly provided in this Subscription Agreement, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Agreement or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of California for agreements made in and to be performed in the state of California. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration

tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing this Subscription Agreement, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

NOTICE: SUBSCRIBERS TO THIS OFFERING UNDERSTAND THAT THEY HAVE NOT WAIVED ANY RIGHT THAT THEY MAY HAVE UNDER ANY APPLICABLE FEDERAL SECURITIES LAWS.

13. **Additional Information.** The Purchaser realizes that the Certificates are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Certificates are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Alternative Securities Markets Group Bancorp

By: ____
Mr. Steven J. Muehler, Chief Executive Officer

PURCHASER:

____
Signature of Purchaser

____
Printed Name

INVESTOR CONTACT INFORMATION:

Name: ____

Spouse Name (if applicable): ______________________________

Address: ____

Address Line 2 (if applicable): ____________________________

City: ____

State or Province: ____________________________________

Postal Code / Zip Code: ________________________________

Country: ____

Best Phone Number: ___________________________________

Alternate Phone Number (not required): ___________________

Email Address: _______________________________________

PART TWO: INVESTOR QUALIFICATION

(__) I made $200,000 or more in the last two years and expect to make at least $200,000 this year.

(__) My household income was $300,000 or more in the last two years and it is expected to be at least $300,000 this year.

(__) I have a net worth either on my own or jointly with my spouse of $1,000,000 or more excluding my home.

(__) None of the above.

Investor Suitability Questionnaire: Choose One Answer for each of the next FIFTEEN Questions:

1. ***Income Tax Bracket:***

(__) 15% or less

(__) 15-27%

(__) 28% or more

2. ***When do you expect to need the funds from your Investments:***

(__) Less than one year

(__) 1-3 years

(__) 3-5 years

(__) 6-10 years

(__) 11+ years

3. ***Net Worth (excluding your home):***

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,000 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5M

4. ***Annual Income:***

(__) Less than $15,000

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,000 to $199,000

(__) $200,000 to $300,000

(__) More than $300,000

5. ***Household Income:***

(__) Less than $15K

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,001 to $199,999

(__) $200,000 to $300,000

(__) More than $300,000

6. ***Past Private Equity or Private Debt Investments:***

(__) None

(__) One Investment

(__) 2-5 Investments

(__) Six or Move Investments

7. ***Employment Status:***

(__) Student

(__) Self-Employed

(__) Employed in Same Field Less than Five Years

(__) Employed in Same Field Five Years or More

(__) Retired

(__) Unemployed

8. ***Education:***

(__) None

(__) GED

(__) High School

(__) College 2 Year

(__) College 4 Year

(__) Masters/PHD

9. *Annual Expenses:*

(__) $50,000 or Less

(__) $50,001 to $100,000

(__) $100,001 to $250,000

(__) $250,001 to $500,000

(__) Over $500,000

10. *Liquid Net Worth:*

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5,000,000

11. Marital Status:

(__) Single

(__) Married

(__) Domestic Partner

(__) Divorced

(__) Widowed

12. Number of Dependents:

(__) One

(__) Two to Three

(__) Four to Five

(__) Greater than Five

13. Are you or any of your immediate family employed by or associated with the Securities Industry?

(__) YES

(__) NO

14. Are you an officer, director or 10% (or more) shareholder in a publicly-owned company?

(__) YES

(__) NO

15. Notify me of new investments as they are added to the Alternative Securities Market

(__) YES

(__) NO

DISCLAIMER

The Alternative Securities Market is entrusted with the authority to preserve and strengthen the quality and public confidence in Alternative Securities and Alternative Investments. The Alternative Securities Market stands for Integrity and Ethical practices in order to enhance investor confidence in Alternative Securities and Alternative Investments, thereby contributing to the financial health of the overall economy, and supporting the capital formation process. From the Alternative Securities Market's Early and Development Stage Companies, to Operating Companies of International Stature, each are recognized as sharing these important traits that we hold true.

The Alternative Securities Market, therefore has broad discretionary authority over the initial and continued listing and trade of securities on the Alternative Securities Market in order to maintain the quality, the public confidence in the Alternative Securities Market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest.

The Alternative Securities Market may use such discretion to deny any the application of any Issuer apply for listing for trade, apply additional or more stringent criteria for the initial or continued listing of any securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on the Alternative Securities Market inadvisable or unwarranted in the opinion of the Alternative Securities Market, even though the securities meet all enumerated criteria for initial or continued listing on the Alternative Securities Market.


EXHIBIT F

FORM ADV (Paper Version)

- **UNIFORM APPLICATION FOR INVESTMENT ADVISER REGISTRATION AND**
- **REPORT BY EXEMPT REPORTING ADVISERS**

PART 1A

WARNING: Complete this form truthfully. False statements or omissions may result in denial of your application, revocation of your registration, or criminal prosecution. You must keep this form updated by filing periodic amendments. See Form ADV General Instruction 4.

Check the box that indicates what you would like to do (check all that apply):

SEC or State Registration:

☐ Submit an initial application to register as an investment adviser with the SEC.
■ Submit an initial application to register as an investment adviser with one or more states.
☐ Submit an *annual updating amendment* to your registration for your fiscal year ended ________.
☐ Submit an other-than-annual amendment to your registration.

SEC or State Report by *Exempt Reporting Advisers*:

☐ Submit an initial report to the SEC.
☐ Submit a report to one or more *state securities authorities*.
☐ Submit an *annual updating amendment* to your report for your fiscal year ended ________.
☐ Submit an other-than-annual amendment to your report.
☐ Submit a final report.

Item 1 Identifying Information

Responses to this Item tell us who you are, where you are doing business, and how we can contact you.

A. Your full legal name (if you are a sole proprietor, your last, first, and middle names):
Muehler, Steven Joseph

B. Name under which you primarily conduct your advisory business, if different from Item 1.A.
Alternative Securities Markets Group Corporation

List on Section 1.B. of Schedule D any additional names under which you conduct your advisory business.

C. If this filing is reporting a change in your legal name (Item 1.A.) or primary business name (Item 1.B.), enter the new name and specify whether the name change is of ☐ your legal name or ☐ your primary business name:
____

D. (1) If you are registered with the SEC as an investment adviser, your SEC file number: 801-__________

(2) If you report to the SEC as an *exempt reporting adviser*, your SEC file number: 802-__________

E. If you have a number ("*CRD* Number") assigned by the *FINRA's CRD* system or by the IARD system, your *CRD* number: __________

If your firm does not have a CRD number, skip this Item 1.E. Do not provide the CRD number of one of your officers, employees, or affiliates.

F. *Principal Office and Place of Business*

(1) Address (do not use a P.O. Box):

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey	California	90292
(city)	(state/country)	(zip+4/postal code)

If this address is a private residence, check this box: ☑

List on Section 1.F. of Schedule D any office, other than your principal office and place of business, at which you conduct investment advisory business. If you are applying for registration, or are registered, with one or more state securities authorities, you must list all of your offices in the state or states to which you are applying for registration or with whom you are registered. If you are applying for SEC registration, if you are registered only with the SEC, or if you are reporting to the SEC as an exempt reporting adviser, list the largest five offices in terms of numbers of employees.

(2) Days of week that you normally conduct business at your *principal office and place of business*:

☑ Monday - Friday ☐ Other: 8:30AM to 5:00 PM PST

Normal business hours at this location: ______

(3) Telephone number at this location: 213-407-4386
(area code) (telephone number)

(4) Facsimile number at this location: ______
(area code) (facsimile number)

G. Mailing address, if different from your *principal office and place of business* address:

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey	CA	90292
(city)	(state/country)	(zip+4/postal code)

If this address is a private residence, check this box: ☐

H. If you are a sole proprietor, state your full residence address, if different from your *principal office and place of business* address in Item 1.F.:

______
(number and street)

(city)	(state/country)	(zip+4/postal code)

I. Do you have one or more websites? Yes ■ No ☐

If "yes," list all website addresses on Section 1.I. of Schedule D. If a website address serves as a portal through which to access other information you have published on the web, you may list the portal without listing addresses for all of the other information. Some advisers may need to list more than one portal address. Do not provide individual electronic mail (e-mail) addresses in response to this Item.

J. Provide the name and contact information of your Chief Compliance Officer: If you are an *exempt reporting adviser*, you must provide the contact information for your Chief Compliance Officer, if you have one. If not, you must complete Item 1.K. below.

Mr. Steven Joseph Muehler
(name)

Chief Executive Officer
(other titles, if any)

213 407-4386
(area code) (telephone number) (area code) (facsimile number)

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey California 90292
(city) (state/country) (zip+4/postal code)

Legal@AlternativeSecuritiesMarket.com
(electronic mail (e-mail) address, if Chief Compliance Officer has one)

K. Additional Regulatory Contact Person: If a person other than the Chief Compliance Officer is authorized to receive information and respond to questions about this Form ADV, you may provide that information here.

Mr. Steven Joseph Muehler
(name)

Chief Executive Officer
(titles)

213 407-4386
(area code) (telephone number) (area code) (facsimile number)

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey California 90292
(city) (state/country) (zip+4/postal code)

Legal@AlternativeSecuritiesMarket.com
(electronic mail (e-mail) address, if contact person has one)

L. Do you maintain some or all of the books and records you are required to keep under Section 204 of the Advisers Act, or similar state law, somewhere other than your *principal office and place of business*?

Yes ☐ No ■

If "yes," complete Section 1.L. of Schedule D.

M. Are you registered with a *foreign financial regulatory authority*? Yes ☐ No ■

Answer "no" if you are not registered with a foreign financial regulatory authority, even if you have an affiliate that is registered with a foreign financial regulatory authority. If "yes," complete Section 1.M. of Schedule D.

N. Are you a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934?

Yes ☐ No ■

If "yes," provide your CIK number (Central Index Key number that the SEC assigns to each public reporting company): ______

O. Did you have $1 billion or more in assets on the last day of your most recent fiscal year?

Yes ☐ No ■

P. Provide your *Legal Entity Identifier* if you have one: ______

A *legal entity identifier* is a unique number that companies use to identify each other in the financial marketplace. In the first half of 2011, the *legal entity identifier* standard was still in development. You may not have a *legal entity identifier*.

Item 2

SEC Registration

Responses to this Item help us (and you) determine whether you are eligible to register with the SEC. Complete this Item 2.A. only if you are applying for SEC registration or submitting an *annual updating amendment* to your SEC registration.

A. To register (or remain registered) with the SEC, you must check **at least one** of the Items 2.A.(1) through 2.A.(12), below. If you are submitting an *annual updating amendment* to your SEC registration and you are no longer eligible to register with the SEC, check Item 2.A.(13). Part 1A Instruction 2 provides information to help you determine whether you may affirmatively respond to each of these items.

You (the adviser):

☐ (1) are a **large advisory firm** that either:

(a) has regulatory assets under management of $100 million (in U.S. dollars) or more, or

(b) has regulatory assets under management of $90 million (in U.S. dollars) or more at the time of filing its most recent *annual updating amendment* and is registered with the SEC;

☐ (2) are a **mid-sized advisory firm** that has regulatory assets under management of $25 million (in U.S. dollars) or more but less than $100 million (in U.S. dollars) and you are either:

(a) not required to be registered as an adviser with the *state securities authority* of the state where you maintain your *principal office and place of business*, or

(b) not subject to examination by the *state securities authority* of the state where you maintain your *principal office and place of business*;

*Click **HERE** for a list of states in which an investment adviser, if registered, would not be subject to examination by the state securities authority.*

☐ (3) have your *principal office and place of business* **in Wyoming** (which does not regulate advisers);

☐ (4) have your *principal office and place of business* **outside the United States**;

☐ (5) are **an investment adviser (or sub-adviser) to an investment company** registered under the Investment Company Act of 1940;

☐ (6) are **an investment adviser to a company which has elected to be a business development company** pursuant to section 54 of the Investment Company Act of 1940 and has not withdrawn the election, and you have at least $25 million of regulatory assets under management;

☐ (7) are a **pension consultant** with respect to assets of plans having an aggregate value of at least $200,000,000 that qualifies for the exemption in rule 203A-2(a);

☐ (8) are a **related adviser** under rule 203A-2(b) that *controls*, is *controlled* by, or is under common *control* with, an investment adviser that is registered with the SEC, and your *principal office and place of business* is the same as the registered adviser;

If you check this box, complete Section 2.A.(8) of Schedule D.

☒ (9) are a **newly formed adviser** relying on rule 203A-2(c) because you expect to be eligible for SEC registration within 120 days;

If you check this box, complete Section 2.A.(9) of Schedule D.

☐ (10) are a **multi-state adviser** that is required to register in 15 or more states and is relying on rule 203A-2(d);

If you check this box, complete Section 2.A.(10) of Schedule D.

☐ (11) are an **Internet adviser** relying on rule 203A-2(e);

☐ (12) have **received an SEC order** exempting you from the prohibition against registration with the SEC;

If you check this box, complete Section 2.A.(12) of Schedule D.

☐ (13) are **no longer eligible** to remain registered with the SEC.

SEC Reporting by *Exempt Reporting Advisers*

B. Complete this Item 2.B. only if you are reporting to the SEC as an *exempt reporting adviser*. Check all that apply. You:

☐ (1) qualify for the exemption from registration as an adviser solely to one or more venture capital funds;

☐ (2) qualify for the exemption from registration because you act solely as an adviser to *private funds* and have assets under management in the United States of less than $150 million;

☐ (3) act solely as an adviser to *private funds* but you are no longer eligible to check box 2.B.(2) because you have assets under management in the United States of $150 million or more.

If you check box (2) or (3), complete Section 2.B. of Schedule D.

State Securities Authority Notice Filings and State Reporting by *Exempt Reporting Advisers*

C. Under state laws, SEC-registered advisers may be required to provide to *state securities authorities* a copy of the Form ADV and any amendments they file with the SEC. These are called *notice filings*. In addition, *exempt reporting advisers* may be required to provide *state securities authorities* with a copy of reports and any amendments they file with the SEC. If this is an initial application or report, check the box(es) next to the state(s) that you would like to receive notice of this and all subsequent filings or reports you submit to the SEC. If this is an amendment to direct your *notice filings* or reports to additional state(s), check the box(es) next to the state(s) that you would like to receive notice of this and all subsequent filings or reports you submit to the SEC. If this is an amendment to your registration to stop your *notice filings* or reports from going to state(s) that currently receive them, uncheck the box(es) next to those state(s).

☐ AL	☐ CT	☐ HI	☐ KY	☐ MN	☐ NH	☐ OH	☐ SC	☐ VI
☐ AK	☐ DE	☐ ID	☐ LA	☐ MS	☐ NJ	☐ OK	☐ SD	☐ VA
■ AZ	☐ DC	☐ IL	☐ ME	☐ MO	☐ NM	☐ OR	☐ TN	☐ WA
☐ AR	■ FL	☐ IN	☐ MD	☐ MT	■ NY	☐ PA	☐ TX	☐ WV
■ CA	☐ GA	☐ IA	☐ MA	☐ NE	☐ NC	☐ PR	☐ UT	☐ WI
☐ CO	☐ GU	☐ KS	☐ MI	■ NV	☐ ND	☐ RI	☐ VT	

If you are amending your registration to stop your notice filings or reports from going to a state that currently receives them and you do not want to pay that state's notice filing or report filing fee for the coming year, your amendment must be filed before the end of the year (December 31).

Item 3 Form of Organization

A. How are you organized?

■ Corporation ☐ Sole Proprietorship ☐ Limited Liability Partnership (LLP)
☐ Partnership ☐ Limited Liability Company (LLC) ☐ Limited Partnership (LP)
☐ Other (specify): ____

If you are changing your response to this Item, see Part 1A Instruction 4.

B. In what month does your fiscal year end each year? December

C. Under the laws of what state or country are you organized? California

If you are a partnership, provide the name of the state or country under whose laws your partnership was formed. If you are a sole proprietor, provide the name of the state or country where you reside.

If you are changing your response to this Item, see Part 1A Instruction 4.

Item 4 Successions

A. Are you, at the time of this filing, succeeding to the business of a registered investment adviser?

☐ Yes ■ No

If "yes," complete Item 4.B. and Section 4 of Schedule D.

B. Date of Succession: ______
(mm/dd/yyyy)

If you have already reported this succession on a previous Form ADV filing, do not report the succession again. Instead, check "No." See Part 1A Instruction 4.

Item 5 Information About Your Advisory Business

Responses to this Item help us understand your business, assist us in preparing for on-site examinations, and provide us with data we use when making regulatory policy. Part 1A Instruction 5.a. provides additional guidance to newly formed advisers for completing this Item 5.

Employees

If you are organized as a sole proprietorship, include yourself as an employee in your responses to Item 5.A and Items 5.B.(1), (2), (3), (4), and (5). If an employee performs more than one function, you should count that employee in each of your responses to Items 5.B.(1), (2), (3), (4) and (5).

A. Approximately how many *employees* do you have? Include full- and part-time *employees* but do not include any clerical workers.

1

B.

(1) Approximately how many of the *employees* reported in 5.A. perform investment advisory functions (including research)?

1

(2) Approximately how many of the *employees* reported in 5.A. are registered representatives of a broker-dealer?

0

(3) Approximately how many of the *employees* reported in 5.A. are registered with one or more *state securities authorities* as *investment adviser representatives*?

1

(4) Approximately how many of the *employees* reported in 5.A. are registered with one or more *state securities authorities* as *investment adviser representatives* for an investment adviser other than you?

0

(5) Approximately how many of the *employees* reported in 5.A. are licensed agents of an insurance company or agency?

0

(6) Approximately how many firms or other *persons* solicit advisory *clients* on your behalf? 0

In your response to Item 5.B.(6), do not count any of your employees and count a firm only once – do not count each of the firm's employees that solicit on your behalf.

Clients

In your responses to Items 5.C. and 5.D. do not include as "clients" the investors in a private fund you advise, unless you have a separate advisory relationship with those investors.

C. (1) To approximately how many *clients* did you provide investment advisory services during your most recently completed fiscal year?

☒ 0 ☐ 1-10 ☐ 11-25 ☐ 26-100

If more than 100, how many? ______ (round to the nearest 100)

(2) Approximately what percentage of your *clients* are non-*United States persons*? 0 %

D. *For purposes of this Item 5.D., the category "individuals" includes trusts, estates, and 401(k) plans and IRAs of individuals and their family members, but does not include businesses organized as sole proprietorships.*
The category "business development companies" consists of companies that have made an election pursuant to section 54 of the Investment Company Act of 1940. Unless you provide advisory services pursuant to an investment advisory contract to an investment company registered under the Investment Company Act of 1940, check "None" in response to Item 5.D.(1)(d) and do not check any of the boxes in response to Item 5.D.(2)(d).

(1) What types of *clients* do you have? Indicate the approximate percentage that each type of *client* comprises of your total number of *clients*. If a *client* fits into more than one category, check all that apply.

	None	Up to 10%	11-25%	26-50%	51-75%	76-99%	100%
(a) Individuals (other than *high net worth individuals*)	☒	☐	☐	☐	☐	☐	☐
(b) *High net worth individuals*	☒	☐	☐	☐	☐	☐	☐
(c) Banking or thrift institutions	☒	☐	☐	☐	☐	☐	☐
(d) Investment companies	☒	☐	☐	☐	☐	☐	☐
(e) Business development companies	☒	☐	☐	☐	☐	☐	☐
(f) Pooled investment vehicles (other than investment companies)	☒	☐	☐	☐	☐	☐	☐
(g) Pension and profit sharing plans (but not the plan participants)	☒	☐	☐	☐	☐	☐	☐
(h) Charitable organizations	☒	☐	☐	☐	☐	☐	☐
(i) Corporations or other businesses not listed above	☒	☐	☐	☐	☐	☐	☐
(j) State or municipal *government entities*	☒	☐	☐	☐	☐	☐	☐
(k) Other investment advisers	☒	☐	☐	☐	☐	☐	☐
(l) Insurance companies	☒	☐	☐	☐	☐	☐	☐

(m) Other: ____________ ☒ ☐ ☐ ☐ ☐ ☐ ☐

(2) Indicate the approximate amount of your regulatory assets under management (reported in Item 5.F. below) attributable to each of the following type of *client*. If a *client* fits into more than one category, check all that apply.

	None	Up to 25%	Up to 50%	Up to 75%	>75%
(a) Individuals (other than *high net worth individuals*)	☒	☐	☐	☐	☐
(b) *High net worth individuals*	☒	☐	☐	☐	☐
(c) Banking or thrift institutions	☒	☐	☐	☐	☐
(d) Investment companies	☒	☐	☐	☐	☐
(e) Business development companies	☒	☐	☐	☐	☐
(f) Pooled investment vehicles (other than investment companies)	☒	☐	☐	☐	☐
(g) Pension and profit sharing plans (but not the plan participants)	☒	☐	☐	☐	☐
(h) Charitable organizations	☒	☐	☐	☐	☐
(i) Corporations or other businesses not listed above	☐	☐	☐	☐	☐
(j) State or municipal *government entities*	☒	☐	☐	☐	☐
(k) Other investment advisers	☒	☐	☐	☐	☐
(l) Insurance companies	☒	☐	☐	☐	☐
(m) Other: ________	☒	☐	☐	☐	☐

Compensation Arrangements

E. You are compensated for your investment advisory services by (check all that apply):

■ (1) A percentage of assets under your management
☐ (2) Hourly charges
☐ (3) Subscription fees (for a newsletter or periodical)
■ (4) Fixed fees (other than subscription fees)
☐ (5) Commissions
☐ (6) *Performance-based fees*
☐ (7) Other (specify): Equity CrowdFunding Securities Consultation for Investors and Issuers

Regulatory Assets Under Management

F. (1) Do you provide continuous and regular supervisory or management services to securities portfolios? ☐ Yes ■ No

(2) If yes, what is the amount of your regulatory assets under management and total number of accounts?

	U.S. Dollar Amount	Total Number of Accounts
Discretionary:	(a) $________.00	(d) ________

Non-Discretionary: (b) $____________.00 (e) ____________

Total: (c) $____________.00 (f) ____________

Part 1A Instruction 5.b. explains how to calculate your regulatory assets under management. You must follow these instructions carefully when completing this Item.

Advisory Activities

G. What type(s) of advisory services do you provide? Check all that apply.

- ■ (1) Financial planning services
- ■ (2) Portfolio management for individuals and/or small businesses
- ▣ (3) Portfolio management for investment companies (as well as "business development companies" that have made an election pursuant to section 54 of the Investment Company Act of 1940)
- ■ (4) Portfolio management for pooled investment vehicles (other than investment companies)
- ▣ (5) Portfolio management for businesses (other than small businesses) or institutional *clients* (other than registered investment companies and other pooled investment vehicles)
- ☐ (6) Pension consulting services
- ☐ (7) Selection of other advisers (including *private fund* managers)
- ■ (8) Publication of periodicals or newsletters
- ☐ (9) Security ratings or pricing services
- ☐ (10) Market timing services
- ■ (11) Educational seminars/workshops
- ☐ (12) Other (specify): Equity CrowdFunding Securities Consultation for Investors and Issuers

Do not check Item 5.G.(3) unless you provide advisory services pursuant to an investment advisory contract to an investment company registered under the Investment Company Act of 1940, including as a subadviser. If you check Item 5.G.(3), report the 811 or 814 number of the investment company or investment companies to which you provide advice in Section 5.G. of Schedule D.

H. If you provide financial planning services, to how many *clients* did you provide these services during your last fiscal year?

▣ 0 ☐ 1-10 ☐ 11-25 ☐ 26-50 ☐ 51-100 ☐ 101-250 ☐ 251 – 500
☐ More than 500 If more than 500, how many? ______ (round to the nearest 500)

In your responses to this Item 5.H., do not include as "clients" the investors in a private fund you advise, unless you have a separate advisory relationship with those investors.

I. If you participate in a *wrap fee program*, do you (check all that apply):

- ☐ (1) *sponsor* the *wrap fee program*?
- ☐ (2) act as a portfolio manager for the *wrap fee program*?

If you are a portfolio manager for a wrap fee program, list the names of the programs and their sponsors in Section 5.I.(2) of Schedule D.

If your involvement in a wrap fee program is limited to recommending wrap fee programs to your clients, or you advise a mutual fund that is offered through a wrap fee program, do not check either Item 5.I.(1) or 5.I(2).

J. In response to Item 4.B. of Part 2A of Form ADV, do you indicate that you provide investment advice only with respect to limited types of investments? ☐ Yes ☐ No

Item 6 Other Business Activities

In this Item, we request information about your firm's other business activities.

A. You are actively engaged in business as a (check all that apply):

- ☐ (1) broker-dealer (registered or unregistered)
- ☐ (2) registered representative of a broker-dealer
- ☐ (3) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
- ☐ (4) futures commission merchant
- ☐ (5) real estate broker, dealer, or agent
- ☐ (6) insurance broker or agent
- ☐ (7) bank (including a separately identifiable department or division of a bank)
- ☐ (8) trust company
- ☐ (9) registered municipal advisor
- ☐ (10) registered security-based swap dealer
- ☐ (11) major security-based swap participant
- ☐ (12) accountant or accounting firm
- ☐ (13) lawyer or law firm
- ☐ (14) other financial product salesperson (specify): ____________

If you engage in other business using a name that is different from the names reported in Items 1.A. or 1.B, complete Section 6.A. of Schedule D.

B. (1) Are you actively engaged in any other business not listed in Item 6.A. (other than giving investment advice)? ■ Yes ■ No

(2) If yes, is this other business your primary business? ■ Yes ☐ No

If "yes," describe this other business on Section 6.B.(2) of Schedule D, and if you engage in this business under a different name, provide that name.

(3) Do you sell products or provide services other than investment advice to your advisory *clients*? ☐ Yes ■ No

If "yes," describe this other business on Section 6.B.(3) of Schedule D, and if you engage in this business under a different name, provide that name.

Item 7 Financial Industry Affiliations and *Private Fund* Reporting

In this Item, we request information about your financial industry affiliations and activities. This information identifies areas in which conflicts of interest may occur between you and your *clients*.

A. This part of Item 7 requires you to provide information about you and your *related persons*, including foreign affiliates. Your *related persons* are all of your *advisory affiliates* and any *person* that is under common *control* with you.

You have a *related person* that is a (check all that apply):

- ☐ (1) broker-dealer, municipal securities dealer, or government securities broker or dealer (registered

or unregistered)
- ☐ (2) other investment adviser (including financial planners)
- ☐ (3) registered municipal advisor
- ☐ (4) registered security-based swap dealer
- ☐ (5) major security-based swap participant
- ☐ (6) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
- ☐ (7) futures commission merchant
- ☐ (8) banking or thrift institution
- ☐ (9) trust company
- ☐ (10) accountant or accounting firm
- ☐ (11) lawyer or law firm
- ☐ (12) insurance company or agency
- ☐ (13) pension consultant
- ☐ (14) real estate broker or dealer
- ☐ (15) sponsor or syndicator of limited partnerships (or equivalent), excluding pooled investment vehicles
- ☐ (16) sponsor, general partner, managing member (or equivalent) of pooled investment vehicles

For each related person, including foreign affiliates that may not be registered or required to be registered in the United States, complete Section 7.A. of Schedule D.

You do not need to complete Section 7.A. of Schedule D for any related person if: (1) you have no business dealings with the related person in connection with advisory services you provide to your clients; (2) you do not conduct shared operations with the related person; (3) you do not refer clients or business to the related person, and the related person does not refer prospective clients or business to you; (4) you do not share supervised persons or premises with the related person; and (5) you have no reason to believe that your relationship with the related person otherwise creates a conflict of interest with your clients.

You must complete Section 7.A. of Schedule D for each related person acting as qualified custodian in connection with advisory services you provide to your clients (other than any mutual fund transfer agent pursuant to rule 206(4)-2(b)(1)), regardless of whether you have determined the related person to be operationally independent under rule 206(4)-2 of the Advisers Act.

B. Are you an adviser to any *private fund*? ■ Yes ☐ No

If "yes," then for each private fund that you advise, you must complete a Section 7.B.(1) of Schedule D, except in certain circumstances described in the next sentence and in Instruction 6 of the Instructions to Part 1A. If another adviser reports this information with respect to any such private fund in Section 7.B.(1) of Schedule D of its Form ADV (e.g., if you are a subadviser), do not complete Section 7.B.(1) of Schedule D with respect to that private fund. You must, instead, complete Section 7.B.(2) of Schedule D.

In either case, if you seek to preserve the anonymity of a private fund client by maintaining its identity in your books and records in numerical or alphabetical code, or similar designation, pursuant to rule 204-2(d), you may identify the private fund in Section 7.B.(1) or 7.B.(2) of Schedule D using the same code or designation in place of the fund's name.

Item 8 Participation or Interest in *Client* Transactions

In this Item, we request information about your participation and interest in your *clients'* transactions. This information identifies additional areas in which conflicts of interest may occur between you and your *clients.*

Your Name Muehler, Steven Joseph
Date ______
CRD Number ______
SEC 801- or 802 Number ______

Like Item 7, Item 8 requires you to provide information about you and your *related persons*, including foreign affiliates.

Proprietary Interest in *Client* Transactions

A. Do you or any *related person*:	Yes	No
(1) buy securities for yourself from advisory *clients*, or sell securities you own to advisory *clients* (principal transactions)?	☐	☒
(2) buy or sell for yourself securities (other than shares of mutual funds) that you also recommend to advisory *clients*?	☐	☒
(3) recommend securities (or other investment products) to advisory *clients* in which you or any *related person* has some other proprietary (ownership) interest (other than those mentioned in Items 8.A.(1) or (2))?	☒	☐

Sales Interest in *Client* Transactions

B. Do you or any *related person*:	Yes	No
(1) as a broker-dealer or registered representative of a broker-dealer, execute securities trades for brokerage customers in which advisory *client* securities are sold to or bought from the brokerage customer (agency cross transactions)?	☐	☒
(2) recommend purchase of securities to advisory *clients* for which you or any *related person* serves as underwriter, general or managing partner, or purchaser representative?	☒	☐
(3) recommend purchase or sale of securities to advisory *clients* for which you or any *related person* has any other sales interest (other than the receipt of sales commissions as a broker or registered representative of a broker-dealer)?	☐	☒

Investment or Brokerage Discretion

C. Do you or any *related person* have *discretionary authority* to determine the:	Yes	No
(1) securities to be bought or sold for a *client's* account?	☐	☒
(2) amount of securities to be bought or sold for a *client's* account?	☐	☒
(3) broker or dealer to be used for a purchase or sale of securities for a *client's* account?	☐	☒
(4) commission rates to be paid to a broker or dealer for a *client's* securities transactions?	☐	☒

	Yes	No
D. If you answer "yes" to C.(3) above, are any of the brokers or dealers *related persons*?	☐	☐
E. Do you or any *related person* recommend brokers or dealers to *clients*?	☒	☐

		Yes	No
F.	If you answer "yes" to E above, are any of the brokers or dealers *related persons*?	☐	☒
G.	(1) Do you or any *related person* receive research or other products or services other than execution from a broker-dealer or a third party ("soft dollar benefits") in connection with *client* securities transactions?	☐	☒
	(2) If "yes" to G.(1) above, are all the "soft dollar benefits" you or any *related persons* receive eligible "research or brokerage services" under section 28(e) of the Securities Exchange Act of 1934?	☐	☐
H.	Do you or any *related person*, directly or indirectly, compensate any *person* for *client* referrals?	☒	☐
I.	Do you or any *related person*, directly or indirectly, receive compensation from any *person* for *client* referrals?	☐	☒

In responding to Items 8.H and 8.I., consider all cash and non-cash compensation that you or a related person gave to (in answering Item 8.H) or received from (in answering Item 8.I) any person in exchange for client referrals, including any bonus that is based, at least in part, on the number or amount of client referrals.

Item 9 Custody

In this Item, we ask you whether you or a *related person* has *custody* of *client* (other than *clients* that are investment companies registered under the Investment Company Act of 1940) assets and about your custodial practices.

A. (1) Do you have *custody* of any advisory *clients'*:

	Yes	No
(a) cash or bank accounts?	☐	☒
(b) securities?	☐	☒

If you are registering or registered with the SEC, answer "No" to Item 9.A.(1)(a) and (b) if you have custody solely because (i) you deduct your advisory fees directly from your clients' accounts, or (ii) a related person has custody of client assets in connection with advisory services you provide to clients, but you have overcome the presumption that you are not operationally independent (pursuant to Advisers Act rule 206(4)-(2)(d)(5)) from the related person.

(2) If you checked "yes" to Item 9.A.(1)(a) or (b), what is the approximate amount of *client* funds and securities and total number of *clients* for which you have *custody*:

U.S. Dollar Amount	Total Number of *Clients*
(a) $____	(b) ____

If you are registering or registered with the SEC and you have custody solely because you deduct your advisory fees directly from your clients' accounts, do not include the amount of those assets and the number of those clients in your response to Item 9.A.(2). If your related person has custody of client assets in connection with advisory services you provide to clients, do not include the amount of those assets and the number of those clients in your response to Item 9.A.(2). Instead, include that information in your response to Item 9.B.(2).

B. (1) In connection with advisory services you provide to *clients*, do any of your *related persons* have *custody* of any of your advisory *clients'*:

	Yes	No
(a) cash or bank accounts?	☐	☒
(b) securities?	☐	☒

You are required to answer this item regardless of how you answered Item 9.A.(1)(a) or (b).

(2) If you checked "yes" to Item 9.B.(1)(a) or (b), what is the approximate amount of *client* funds and securities and total number of *clients* for which your *related persons* have *custody*:

U.S. Dollar Amount — Total Number of *Clients*

(a) $________ (b) ________

C. If you or your *related persons* have *custody* of *client* funds or securities in connection with advisory services you provide to *clients*, check all the following that apply:

☐ (1) A qualified custodian(s) sends account statements at least quarterly to the investors in the pooled investment vehicle(s) you manage.

☐ (2) An *independent public accountant* audits annually the pooled investment vehicle(s) that you manage and the audited financial statements are distributed to the investors in the pools.

☐ (3) An *independent public accountant* conducts an annual surprise examination of *client* funds and securities.

☐ (4) An *independent public accountant* prepares an internal control report with respect to custodial services when you or your *related persons* are qualified custodians for *client* funds and securities.

If you checked Item 9.C.(2), C.(3) or C.(4), list in Section 9.C. of Schedule D the accountants that are engaged to perform the audit or examination or prepare an internal control report. (If you checked Item 9.C.(2), you do not have to list auditor information in Section 9.C. of Schedule D if you already provided this information with respect to the private funds you advise in Section 7.B.(1) of Schedule D).

D. Do you or your *related person(s)* act as qualified custodians for your *clients* in connection with advisory services you provide to *clients*?

	Yes	No
(1) you act as a qualified custodian	☐	☒
(2) your *related person(s)* act as qualified custodian(s)	☐	☒

If you checked "yes" to Item 9.D.(2), all related persons that act as qualified custodians (other than any mutual fund transfer agent pursuant to rule 206(4)-2(b)(1)) must be identified in Section 7.A. of Schedule D, regardless of whether you have determined the related person to be operationally independent under rule 206(4)-2 of the Advisers Act.

E. If you are filing your *annual updating amendment* and you were subject to a surprise examination by an *independent public accountant* during your last fiscal year, provide the date (MM/YYYY) the examination commenced: ________

F. If you or your *related persons* have *custody* of *client* funds or securities, how many *persons*, including, but not limited to, you and your *related persons*, act as qualified custodians for your *clients* in connection with advisory services you provide to *clients*? ____

Item 10 Control Persons

In this Item, we ask you to identify every *person* that, directly or indirectly, *controls* you.

If you are submitting an initial application or report, you must complete Schedule A and Schedule B. Schedule A asks for information about your direct owners and executive officers. Schedule B asks for information about your indirect owners. If this is an amendment and you are updating information you reported on either Schedule A or Schedule B (or both) that you filed with your initial application or report, you must complete Schedule C.

A. Does any *person* not named in Item 1.A. or Schedules A, B, or C, directly or indirectly, *control* your management or policies? ☐ Yes ☒ No

If yes, complete Section 10.A. of Schedule D.

B. If any *person* named in Schedules A, B, or C or in Section 10.A. of Schedule D is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934, please complete Section 10.B. of Schedule D.

Item 11 Disclosure Information

In this Item, we ask for information about your disciplinary history and the disciplinary history of all your *advisory affiliates*. We use this information to determine whether to grant your application for registration, to decide whether to revoke your registration or to place limitations on your activities as an investment adviser, and to identify potential problem areas to focus on during our on-site examinations. One event may result in "yes" answers to more than one of the questions below.

Your *advisory affiliates* are: (1) all of your current *employees* (other than *employees* performing only clerical, administrative, support or similar functions); (2) all of your officers, partners, or directors (or any *person* performing similar functions); and (3) all *persons* directly or indirectly *controlling* you or *controlled* by you. If you are a "separately identifiable department or division" (SID) of a bank, see the Glossary of Terms to determine who your *advisory affiliates* are.

If you are registered or registering with the SEC or if you are an exempt reporting adviser, you may limit your disclosure of any event listed in Item 11 to ten years following the date of the event. If you are registered or registering with a state, you must respond to the questions as posed; you may, therefore, limit your disclosure to ten years following the date of an event only in responding to Items 11.A.(1), 11.A.(2), 11.B.(1), 11.B.(2), 11.D.(4), and 11.H(1)(a). For purposes of calculating this ten-year period, the date of an event is the date the final order, judgment, or decree was entered, or the date any rights of appeal from preliminary orders, judgments, or decrees lapsed.

You must complete the appropriate Disclosure Reporting Page ("DRP") for "yes" answers to the questions in this Item 11.

	Yes	No
Do any of the events below involve you or any of your *supervised persons*?	☒	☐

Your Name__________ CRD Number__________
Date__________ SEC 801- or 802 Number__________

For "yes" answers to the following questions, complete a Criminal Action DRP:

	Yes	No
A. In the past ten years, have you or any *advisory affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?	☐	☒
(2) been *charged* with any *felony*?	☐	☒

If you are registered or registering with the SEC, or if you are reporting as an exempt reporting adviser, you may limit your response to Item 11.A.(2) to charges that are currently pending.

	Yes	No
B. In the past ten years, have you or any *advisory affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to a *misdemeanor* involving: investments or an *investment-related* business, or any fraud, false statements, or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	☐	☒
(2) been *charged* with a *misdemeanor* listed in Item 11.B.(1)?	☐	☒

If you are registered or registering with the SEC, or if you are reporting as an exempt reporting adviser, you may limit your response to Item 11.B.(2) to charges that are currently pending.

For "yes" answers to the following questions, complete a Regulatory Action DRP:

	Yes	No
C. Has the SEC or the Commodity Futures Trading Commission (CFTC) ever:		
(1) *found* you or any *advisory affiliate* to have made a false statement or omission?	☐	☒
(2) *found* you or any *advisory affiliate* to have been *involved* in a violation of SEC or CFTC regulations or statutes?	☐	☒
(3) *found* you or any *advisory affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) entered an *order* against you or any *advisory affiliate* in connection with *investment-related* activity?	☐	☒
(5) imposed a civil money penalty on you or any *advisory affiliate*, or *ordered* you or any *advisory affiliate* to cease and desist from any activity?	☐	☒
D. Has any other federal regulatory agency, any state regulatory agency, or any *foreign financial regulatory authority*:		
(1) ever *found* you or any *advisory affiliate* to have made a false statement or omission, or been dishonest, unfair, or unethical?	☐	☒
(2) ever *found* you or any *advisory affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?	☒	☐

	Yes	No
(3) ever *found* you or any *advisory affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) in the past ten years, entered an *order* against you or any *advisory affiliate* in connection with an *investment-related* activity?	☐	☒
(5) ever denied, suspended, or revoked your or any *advisory affiliate's* registration or license, or otherwise prevented you or any *advisory affiliate*, by *order*, from associating with an *investment-related* business or restricted your or any *advisory affiliate's* activity?	☐	☒
E. Has any *self-regulatory organization* or commodities exchange ever:		
(1) *found* you or any *advisory affiliate* to have made a false statement or omission?	☐	☒
(2) *found* you or any *advisory affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the SEC)?	☐	☒
(3) *found* you or any *advisory affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) disciplined you or any *advisory affiliate* by expelling or suspending you or the *advisory affiliate* from membership, barring or suspending you or the *advisory affiliate* from association with other members, or otherwise restricting your or the *advisory affiliate's* activities?	☐	☒
F. Has an authorization to act as an attorney, accountant, or federal contractor granted to you or any *advisory affiliate* ever been revoked or suspended?	☐	☒
G. Are you or any *advisory affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of Item 11.C., 11.D., or 11.E.?	☐	☒

For "yes" answers to the following questions, complete a Civil Judicial Action DRP:

	Yes	No
H. (1) Has any domestic or foreign court:		
(a) in the past ten years, *enjoined* you or any *advisory affiliate* in connection with any *investment-related* activity?	☐	☒
(b) ever *found* that you or any *advisory affiliate* were *involved* in a violation of *investment-related* statutes or regulations?	☐	☒
(c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against you or any *advisory affiliate* by a state or *foreign financial regulatory authority*?	☐	☒

(2) Are you or any *advisory affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of Item 11.H(1)? ☐ ☒

Item 12 Small Businesses

The SEC is required by the Regulatory Flexibility Act to consider the effect of its regulations on small entities. In order to do this, we need to determine whether you meet the definition of "small business" or "small organization" under rule 0-7.

Answer this Item 12 only if you are registered or registering with the SEC and you indicated in response to Item 5.F.(2)(c) that you have regulatory assets under management of less than $25 million. You are not required to answer this Item 12 if you are filing for initial registration as a state adviser, amending a current state registration, or switching from SEC to state registration.

For purposes of this Item 12 only:

- Total Assets refers to the total assets of a firm, rather than the assets managed on behalf of *clients*. In determining your or another *person's* total assets, you may use the total assets shown on a current balance sheet (but use total assets reported on a consolidated balance sheet with subsidiaries included, if that amount is larger).

- *Control* means the power to direct or cause the direction of the management or policies of a *person*, whether through ownership of securities, by contract, or otherwise. Any *person* that directly or indirectly has the right to vote 25 percent or more of the voting securities, or is entitled to 25 percent or more of the profits, of another *person* is presumed to *control* the other *person*.

	Yes	No
A. Did you have total assets of $5 million or more on the last day of your most recent fiscal year?	☐	☒

If "yes," you do not need to answer Items 12.B. and 12.C.

B. Do you:

	Yes	No
(1) *control* another investment adviser that had regulatory assets under management (calculated in response to Item 5.F.(2)(c) of Form ADV) $25 million or more on the last day of its most recent fiscal year?	☐	☒
(2) *control* another *person* (other than a natural person) that had total assets of $5 million or more on the last day of its most recent fiscal year?	☐	☒

C. Are you:

	Yes	No
(1) *controlled* by or under common *control* with another investment adviser that had regulatory assets under management (calculated in response to Item 5.F.(2)(c) of Form ADV) of $25 million or more on the last day of its most recent fiscal year?	☐	☒
(2) *controlled* by or under common *control* with another *person* (other than a natural person) that had total assets of $5 million or more on the last day of its most recent fiscal year?	☐	☒

FORM ADV Schedule A	Your Name Muehler, Steven Joseph Date ______	SEC File No. ______ *CRD* No. ______

Direct Owners and Executive Officers

1. Complete Schedule A only if you are submitting an initial application or report. Schedule A asks for information about your direct owners and executive officers. Use Schedule C to amend this information.

2. Direct Owners and Executive Officers. List below the names of:

   (a) each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, Chief Compliance Officer (Chief Compliance Officer is required if you are registered or applying for registration and cannot be more than one individual), director and any other individuals with similar status or functions;

   (b) if you are organized as a corporation, each shareholder that is a direct owner of 5% or more of a class of your voting securities, unless you are a public reporting company (a company subject to Section 12 or 15(d) of the Exchange Act);

   Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of your voting securities. For purposes of this Schedule, a *person* beneficially owns any securities: (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant, or right to purchase the security.

   (c) if you are organized as a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of your capital;

   (d) in the case of a trust that directly owns 5% or more of a class of your voting securities, or that has the right to receive upon dissolution, or has contributed, 5% or more of your capital, the trust and each trustee; and

   (e) if you are organized as a limited liability company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 5% or more of your capital, and (ii) if managed by elected managers, all elected managers.

3. Do you have any indirect owners to be reported on Schedule B? ☐ Yes ■ No

4. In the DE/FE/I column below, enter "DE" if the owner is a domestic entity, "FE" if the owner is an entity incorporated or domiciled in a foreign country, or "I" if the owner or executive officer is an individual.

5. Complete the Title or Status column by entering board/management titles; status as partner, trustee, sole proprietor, elected manager, shareholder, or member; and for shareholders or members, the class of securities owned (if more than one is issued).

6. Ownership codes are:

NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

7. (a) In the *Control Person* column, enter "Yes" if the *person* has *control* as defined in the Glossary of Terms to Form ADV, and enter "No" if the *person* does not have *control*. Note that under this definition, most executive officers and all 25% owners, general partners, elected managers, and trustees are *control persons*.
   (b) In the PR column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Exchange Act.
   (c) Complete each column.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Title or Status	Date Title or Status Acquired MM	YYYY	Ownership Code	*Control Person*	PR	*CRD* No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.
Muehler, Steven Joseph	DE	CEO	10	2014	E	Yes		501-90-5571 08/11/1975

FORM ADV Schedule B	Your Name Muehler, Steven Joseph Date ____	SEC File No. ____ *CRD* No. ____

Indirect Owners

1. Complete Schedule B only if you are submitting an initial application or report. Schedule B asks for information about your indirect owners; you must first complete Schedule A, which asks for information about your direct owners. Use Schedule C to amend this information.

2. Indirect Owners. With respect to each owner listed on Schedule A (except individual owners), list below:

   (a) in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25% or more of a class of a voting security of that corporation;

   For purposes of this Schedule, a *person* beneficially owns any securities: (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant, or right to purchase the security.

   (b) in the case of an owner that is a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25% or more of the partnership's capital;

   (c) in the case of an owner that is a trust, the trust and each trustee; and

   (d) in the case of an owner that is a limited liability company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 25% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Continue up the chain of ownership listing all 25% owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Exchange Act) is reached, no further ownership information need be given.

4. In the DE/FE/I column below, enter "DE" if the owner is a domestic entity, "FE" if the owner is an entity incorporated or domiciled in a foreign country, or "I" if the owner is an individual.

5. Complete the Status column by entering the owner's status as partner, trustee, elected manager, shareholder, or member; and for shareholders or members, the class of securities owned (if more than one is issued).

6. Ownership codes are: C - 25% but less than 50% D - 50% but less than 75% E - 75% or more F - Other (general partner, trustee, or elected manager)

7. (a) In the *Control Person* column, enter "Yes" if the *person* has *control* as defined in the Glossary of Terms to Form ADV, and enter "No" if the *person* does not have *control*. Note that under this definition, most executive officers and all 25% owners, general partners, elected managers, and trustees are *control persons*.
   (b) In the PR column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Exchange Act.
   (c) Complete each column.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Entity in Which Interest is Owned	Status	Date Status Acquired MM	YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

FORM ADV Schedule C	Your Name____________________ Date____________________	SEC File No.__________________ *CRD* No.__________________

Amendments to Schedules A and B

1. Use Schedule C only to amend information requested on either Schedule A or Schedule B. Refer to Schedule A and Schedule B for specific instructions for completing this Schedule C. Complete each column.

2. In the Type of Amendment column, indicate "A" (addition), "D" (deletion), or "C" (change in information about the same *person*).

3. Ownership codes are:

NA - less than 5%	C - 25% but less than 50%	G - Other (general partner, trustee, or elected member)
A - 5% but less than 10%	D - 50% but less than 75%	
B - 10% but less than 25%	E - 75% or more	

4. List below all changes to Schedule A (Direct Owners and Executive Officers):

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amendment	Title or Status	Date Title or Status Acquired MM/YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

5. List below all changes to Schedule B (Indirect Owners):

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amendment	Title or Status	Date Title or Status Acquired MM/YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

FORM ADV Schedule D Page 1 of 13	Your Name Muehler, Steven Joseph Date ________	*CRD* Number ________ SEC 801- or 802 Number ________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 1.B. Other Business Names

List your other business names and the jurisdictions in which you use them. You must complete a separate Schedule D Section 1.B. for each business name.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Name ________ Jurisdictions ________

SECTION 1.F. Other Offices

Complete the following information for each office, other than your *principal office and place of business*, at which you conduct investment advisory business. You must complete a separate Schedule D Section 1.F. for each location. If you are applying for SEC registration, if you are registered only with the SEC, or if you are an *exempt reporting adviser*, list only the largest five offices (in terms of numbers of *employees*).

Check only one box: ☒ Add ☐ Delete

4050 Glencoe Avenue, Unit 210

(number and street)

Marina Del Rey, California 90210

(city) (state/country) (zip+4/postal code)

If this address is a private residence, check this box: ☒

213 407-4386 213

(area code) (telephone number) (area code) (facsimile number)

SECTION 1.I. Website Addresses

List your website addresses. You must complete a separate Schedule D Section 1.I. for each website address.

Check only one box: ☒ Add ☐ Delete

Website Address: www.AlternativeSecuritiesMarket.com / www.AlternativeSecuritiesMarketsGroup.com / www.SteveMuehler.com

SECTION 1.L. Location of Books and Records

Complete the following information for each location at which you keep your books and records, other than your *principal office and place of business*. You must complete a separate Schedule D Section 1.L. for each location.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Name of entity where books and records are kept: Alternative Securities Markets Grou Corporation

4050 Glencoe Avenue, Unit 210

(number and street)

Marina Del Rey, California 90210

(city) (state/country) (zip+4/postal code)

If this address is a private residence, check this box: ☐

213 407-4386

(area code) (telephone number) (area code) (facsimile number)

This is (check one):
☒ one of your branch offices or affiliates.
☐ a third-party unaffiliated recordkeeper.
☐ other.

Briefly describe the books and records kept at this location. ________

Your Name Muehler, Steven Joseph
Date
CRD Number
SEC 801- or 802 Number

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 1.M. Registration with *Foreign Financial Regulatory Authorities*

List the name and country, in English, of each *foreign financial regulatory authority* with which you are registered. You must complete a separate Schedule D Section 1.M. for each *foreign financial regulatory authority* with whom you are registered.

Check only one box: ☒ Add ☐ Delete

Name of *Foreign Financial Regulatory Authority* ______
Name of Country ______

SECTION 2.A.(8) Related Adviser

If you are relying on the exemption in rule 203A-2(b) from the prohibition on registration because you *control*, are *controlled* by, or are under common *control* with an investment adviser that is registered with the SEC and your *principal office and place of business* is the same as that of the registered adviser, provide the following information:

Name of Registered Investment Adviser ______
CRD Number of Registered Investment Adviser ______
SEC Number of Registered Investment Adviser 801-______

SECTION 2.A.(9) Newly Formed Adviser

If you are relying on rule 203A-2(c), the newly formed adviser exemption from the prohibition on registration, you are required to make certain representations about your eligibility for SEC registration. By checking the appropriate boxes, you will be deemed to have made the required representations. You must make both of these representations:

☒ I am not registered or required to be registered with the SEC or a *state securities authority* and I have a reasonable expectation that I will be eligible to register with the SEC within 120 days after the date my registration with the SEC becomes effective.

☐ I undertake to withdraw from SEC registration if, on the 120th day after my registration with the SEC becomes effective, I would be prohibited by Section 203A(a) of the Advisers Act from registering with the SEC.

SECTION 2.A.(10) Multi-State Adviser

If you are relying on rule 203A-2(d), the multi-state adviser exemption from the prohibition on registration, you are required to make certain representations about your eligibility for SEC registration. By checking the appropriate boxes, you will be deemed to have made the required representations.

If you are applying for registration as an investment adviser with the SEC, you must make both of these representations:

☐ I have reviewed the applicable state and federal laws and have concluded that I am required by the laws of 15 or more states to register as an investment adviser with the *state securities authorities* in those states.

☐ I undertake to withdraw from SEC registration if I file an amendment to this registration indicating that I would be required by the laws of fewer than 15 states to register as an investment adviser with the *state securities authorities* of those states.

If you are submitting your *annual updating amendment*, you must make this representation:

☐ Within 90 days prior to the date of filing this amendment, I have reviewed the applicable state and federal laws and have concluded that I am required by the laws of at least 15 states to register as an investment adviser with the *state securities authorities* in those states.

FORM ADV Schedule D Page 3 of 13	Your Name Muehler, Steven Joseph Date ________	*CRD* Number ________ SEC 801- or 802 Number ________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ■ INITIAL or ☐ AMENDED Schedule D

SECTION 2.A.(12) SEC Exemptive *Order*

If you are relying upon an SEC *order* exempting you from the prohibition on registration, provide the following information:

Application Number: 803-____________ Date of *order*: ____________
(mm/dd/yyyy)

SECTION 2.B. *Private Fund* Assets

If you check Item 2.B.(2) or (3), what is the amount of the *private fund* assets that you manage? 0.00________.

NOTE: "*Private fund* assets" has the same meaning here as it has under rule 203(m)-1. If you are an investment adviser with its *principal office and place of business* outside of the United States only include *private fund* assets that you manage at a place of business in the United States.

SECTION 4 Successions

Complete the following information if you are succeeding to the business of a currently registered investment adviser. If you acquired more than one firm in the succession you are reporting on this Form ADV, you must complete a separate Schedule D Section 4 for each acquired firm. See Part 1A Instruction 4.

Name of Acquired Firm ________________________________

Acquired Firm's SEC File No. (if any) 801-____________ Acquired Firm's *CRD* Number (if any) ____________

SECTION 5.G.(3) Advisers to Registered Investment Companies and Business Development Companies

If you check Item 5.G (3), what is the SEC file number (811 or 814 number) of each of the registered investment companies and business development companies to which you act as an adviser pursuant to an advisory contract? You must complete a separate Schedule D Section 5.G.(3) for each registered investment company and business development company to which you act as an adviser.

Check only one box: ■ Add ☐ Delete

SEC File Number 811- or 814-____________

SECTION 5.I.(2) *Wrap Fee Programs*

If you are a portfolio manager for one or more *wrap fee programs*, list the name of each program and its *sponsor*. You must complete a separate Schedule D Section 5.I.(2) for each *wrap fee program* for which you are a portfolio manager.

Check only one box: ■ Add ☐ Delete ☐ Amend

Name of *Wrap Fee Program* ________________________________

Name of *Sponsor* ________________________________

FORM ADV Schedule D Page 4 of 13	Your Name Muehler, Steven Joseph Date ______	*CRD* Number ______ SEC 801- or 802 Number ______

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 6.A. Names of Your Other Businesses

If you are actively engaged in other business using a different name, provide that name and the other line(s) of business.

☐ Add ☐ Delete ☐ Amend

Other Business Name: ______

Other line(s) of business in which you engage using this name: (check all that apply)

- ☐ (1) broker-dealer (registered or unregistered)
- ☐ (2) registered representative of a broker-dealer
- ☐ (3) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
- ☐ (4) futures commission merchant
- ☐ (5) real estate broker, dealer, or agent
- ☐ (6) insurance broker or agent
- ☐ (7) bank (including a separately identifiable department or division of a bank)
- ☐ (8) trust company
- ☐ (9) registered municipal advisor
- ☐ (10) registered security-based swap dealer
- ☐ (11) major security-based swap participant
- ☐ (12) accountant or accounting firm
- ☐ (13) lawyer or law firm
- ☐ (14) other financial product salesperson (specify): ______

SECTION 6.B.(2) Description of Primary Business

Describe your primary business (not your investment advisory business):

See Attachment

If you engage in that business under a different name, provide that name:

SECTION 6.B.(3) Description of Other Products and Services

Describe other products or services you sell to your client. You may omit products and services that you listed in Section 6.B.2. above.

See Attachment

If you engage in that business under a different name, provide that name:

SECTION 7.A. Financial Industry Affiliations

Complete a separate Schedule D Section 7.A. for each *related person* listed in Item 7.A.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Your Name Muehler, Steven Joseph ____________ *CRD* Number ____________
Date ____________ SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

1. Legal Name of *Related Person*: ____________
2. Primary Business Name of *Related Person*: ____________
3. *Related Person*'s SEC File Number (if any) (*e.g.*, 801-, 8-, 866-, 802-) ____________
4. *Related Person's CRD* Number (if any): ____________
5. *Related Person* is: (check all that apply)

   ☐ (a) broker-dealer, municipal securities dealer, or government securities broker or dealer
   ☐ (b) other investment adviser (including financial planners)
   ☐ (c) registered municipal advisor
   ☐ (d) registered security-based swap dealer
   ☐ (e) major security-based swap participant
   ☐ (f) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
   ☐ (g) futures commission merchant
   ☐ (h) banking or thrift institution
   ☐ (i) trust company
   ☐ (j) accountant or accounting firm
   ☐ (k) lawyer or law firm
   ☐ (l) insurance company or agency
   ☐ (m) pension consultant
   ☐ (n) real estate broker or dealer
   ☐ (o) sponsor or syndicator of limited partnerships (or equivalent), excluding pooled investment vehicles
   ☐ (p) sponsor, general partner, managing member (or equivalent) of pooled investment vehicles

6. Do you *control* or are you *controlled* by the *related person*? ☐ Yes ☐ No
7. Are you and the *related person* under common *control*? ☐ Yes ☐ No
8. (a) Does the *related person* act as a qualified custodian for your *clients* in connection with advisory services you provide to *clients*? ☐ Yes ☐ No

   (b) If you are registering or registered with the SEC and you have answered "yes" to question 8.(a) above, have you overcome the presumption that you are not operationally independent (pursuant to rule 206(4)-(2)(d)(5)) from the *related person* and thus are not required to obtain a surprise examination for your *clients*' funds or securities that are maintained at the *related person*?

   ☐ Yes ☐ No

   (c) If you have answered "yes" to question 8.(a) above, provide the location of the *related person*'s office responsible for *custody* of your *clients*' assets:

   ____
   (number and street)
   ____
   (city) (state/country) (zip+4/postal code)

9. (a) If the *related person* is an investment adviser, is it exempt from registration? ☐ Yes ☐ No

   (b) If the answer is yes, under what exemption? ______
10. (a) Is the *related person* registered with a *foreign financial regulatory authority?* ☐ Yes ☐ No

    (b) If the answer is yes, list the name and country, in English, of each *foreign financial regulatory authority* with which the *related person* is registered. ____________
11. Do you and the *related person* share any *supervised persons*? ☐ Yes ☐ No

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

12. Do you and the *related person* share the same physical location? ☐ Yes ☐ No

SECTION 7.B.(1) *Private Fund* Reporting

Check only one box: ☒ Add ☐ Delete ☐ Amend

A. PRIVATE FUND

Information About the *Private Fund*

1. (a) Name of the *private fund*: See Attached

   (b) *Private fund* identification number: See Attached

2. Under the laws of what state or country is the *private fund* organized: Califronia

3. Name(s) of General Partner, Manager, Trustee, or Directors (or persons serving in a similar capacity):

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   Mr. Steven Joseph Muehler

4. The *private fund* (check all that apply; you must check at least one):

   ☐ (1) qualifies for the exclusion from the definition of investment company under section 3(c)(1) of the Investment Company Act of 1940

   ☐ (2) qualifies for the exclusion from the definition of investment company under section 3(c)(7) of the Investment Company Act of 1940

5. List the name and country, in English, of each *foreign financial regulatory authority* with which the *private fund* is registered.

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   English Name of *Foreign Financial Regulatory Authority* ______ Name of Country ______

6. (a) Is this a "master fund" in a master-feeder arrangement? ☐ Yes ☒ No

   (b) If yes, what is the name and *private fund* identification number (if any) of the feeder funds investing in this *private fund*?

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   ______ ______

   (c) Is this a "feeder fund" in a master-feeder arrangement? ☐ Yes ☐ No

   (d) If yes, what is the name and *private fund* identification number (if any) of the master fund in which this *private fund* invests?

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   ______ ______

   NOTE: You must complete question 6 for each master-feeder arrangement regardless of whether you are filing a single Schedule D, Section 7.B.(1) for the master-feeder arrangement or reporting on the funds separately.

FORM ADV Schedule D Page 7 of 13	Your Name Muehler, Steven Joseph Date ____	*CRD* Number ____ SEC 801- or 802 Number ____

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ■ INITIAL or ☐ AMENDED Schedule D

7. If you are filing a single Schedule D, Section 7.B.(1) for a master-feeder arrangement according to the instructions to this Section 7.B.(1), for each of the feeder funds answer the following questions:

   Check only one box: ■ Add ☐ Delete ☐ Amend

   (a) Name of the *private fund*: See Attached

   (b) *Private fund* identification number: See Attached

   (c) Under the laws of what state or country is the *private fund* organized: Califronia

   (d) Name(s) of General Partner, Manager, Trustee, or Directors (or persons serving in a similar capacity):

   Check only one box: ■ Add ☐ Delete ☐ Amend

   ____

   (e) The *private fund* (check all that apply; you must check at least one):

   ☐ (1) qualifies for the exclusion from the definition of investment company under section 3(c)(1) of the Investment Company Act of 1940

   ☐ (2) qualifies for the exclusion from the definition of investment company under section 3(c)(7) of the Investment Company Act of 1940

   (f) List the name and country, in English, of each *foreign financial regulatory authority* with which the *private fund* is registered.

   Check only one box: ■ Add ☐ Delete ☐ Amend

   English Name of *Foreign Financial Regulatory Authority* ____ Name of Country ____

   NOTE: For purposes of questions 6 and 7, in a master-feeder arrangement, one or more funds ("feeder funds") invest all or substantially all of their assets in a single fund ("master fund"). A fund would also be a "feeder fund" investing in a "master fund" for purposes of this question if it issued multiple classes (or series) of shares or interests, and each class (or series) invests substantially all of its assets in a single master fund.

8. (a) Is this *private fund* a "fund of funds"? ■ Yes ☐ No

   (b) If yes, does the *private fund* invest in funds managed by you or by a *related person?* ■ Yes ☐ No

   NOTE: For purposes of this question only, answer "yes" if the fund invests 10 percent or more of its total assets in other pooled investment vehicles, whether or not they are also *private funds*, or registered investment companies.

9. During your last fiscal year, did the *private fund* invest in securities issued by investment companies registered under the Investment Company Act of 1940 (other than "money market funds," to the extent provided in Instruction 6.e.)? ☐ Yes ■ No

10. What type of fund is the *private fund*?

    ☐ hedge fund ☐ liquidity fund ☐ private equity fund ■ real estate fund ■ securitized asset fund ■ venture capital fund

    ☐ Other *private fund*: ____

    NOTE: For funds of funds, refer to the funds in which the *private fund* invests. For definitions of these fund types, please see Instruction 6 of the Instructions to Part 1A.

11. Current gross asset value of the *private fund*: $0.00

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

Ownership

12. Minimum investment commitment required of an investor in the *private fund*: $1,000

    NOTE: Report the amount routinely required of investors who are not your *related persons* (even if different from the amount set forth in the organizational documents of the fund).

13. Approximate number of the *private fund*'s beneficial owners: 1

14. What is the approximate percentage of the *private fund* beneficially owned by you and your *related persons*:

    100 %

15. What is the approximate percentage of the *private fund* beneficially owned (in the aggregate) by funds of funds:

    0 %

16. What is the approximate percentage of the *private fund* beneficially owned by *non-United States persons*:

    0 %

Your Advisory Services

17. (a) Are you a subadviser to this *private fund*? ■ Yes ■ No

    (b) If the answer to question 17(a) is "yes," provide the name and SEC file number, if any, of the adviser of the *private fund*. If the answer to question 17(a) is "no," leave this question blank. ______

18. (a) Do any other investment advisers advise the *private fund*? ☐ Yes ■ No

    (b) If the answer to question 18(a) is "yes," provide the name and SEC file number, if any, of the other advisers to the *private fund*. If the answer to question 18(a) is "no," leave this question blank.

    Check only one box: ☒ Add ☐ Delete ☐ Amend

    ______ ______

19. Are your *clients* solicited to invest in the *private fund*? ■ Yes ☐ No

20. Approximately what percentage of your *clients* has invested in the *private fund*? 0 %

Private Offering

21. Does the *private fund* rely on an exemption from registration of its securities under Regulation D of the Securities Act of 1933?
    ■ Yes ☐ No

22. If yes, provide the *private fund*'s Form D file number (if any):

    Check only one box: ☒ Add ☐ Delete ☐ Amend

    021-See Attached

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

B. SERVICE PROVIDERS

☒ Check this box if you are filing this Form ADV through the IARD system and want the IARD system to create a new Schedule D, Section 7.B.(1) with the same service provider information you have given here in Questions 23 - 28 for a new *private fund* for which you are required to complete Section 7.B.(1) If you check the box, the system will pre-fill those fields for you, but you will be able to manually edit the information after it is pre-filled and before you submit your filing.

Auditors

23. (a) (1) Are the *private fund*'s financial statements subject to an annual audit? ■ Yes ☐ No

(2) Are the financial statements prepared in accordance with U.S. GAAP? ■ Yes ☐ No

If the answer to 23(a)(1) is "yes," respond to questions (b) through (f) below. If the *private fund* uses more than one auditing firm, you must complete questions (b) through (f) separately for each auditing firm.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Name of the auditing firm: TBD

(c) The location of the auditing firm's office responsible for the *private fund's* audit (city, state and country): TBD

(d) Is the auditing firm an *independent public accountant*? ■ Yes ☐ No

(e) Is the auditing firm registered with the Public Company Accounting Oversight Board? ■ Yes ☐ No

(f) If "yes" to (e) above, is the auditing firm subject to regular inspection by the Public Company Accounting Oversight Board in accordance with its rules? ■ Yes ☐ No

(g) Are the *private fund*'s audited financial statements distributed to the *private fund*'s investors? ■ Yes ☐ No

(h) Does the report prepared by the auditing firm contain an unqualified opinion? ☐ Yes ☐ No ■ Report Not Yet Received

If you check "Report Not Yet Received," you must promptly file an amendment to your Form ADV to update your response when the report is available.

Prime Broker

24. (a) Does the *private fund* use one or more prime brokers? ☐ Yes ■ No

If the answer to 24(a) is "yes," respond to questions (b) through (e) below for each prime broker the *private fund* uses. If the *private fund* uses more than one prime broker, you must complete questions (b) through (e) separately for each prime broker.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Name of the prime broker: ______

(c) If the prime broker is registered with the SEC, its registration number: 8-______

(d) Location of prime broker's office used principally by the *private fund* (city, state and country): ______

(e) Does this prime broker act as custodian for some or all of the *private fund*'s assets? ☐ Yes ☐ No

Custodian

25. (a) Does the *private fund* use any custodians (including the prime brokers listed above) to hold some or all of its assets? ☐ Yes ■ No

If the answer to 25(a) is "yes," respond to questions (b) through (f) below for each custodian the *private fund* uses. If the *private fund* uses more than one custodian, you must complete questions (b) through (f) separately for each custodian.

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Legal name of custodian: ____________

(c) Primary business name of custodian: ____________

(d) The location of the custodian's office responsible for *custody* of the *private fund*'s assets (city, state and country): ____________

(e) Is the custodian a *related person* of your firm? ☐ Yes ☐ No

(f) If the custodian is a broker-dealer, provide its SEC registration number (if any) 8-____________

Administrator

26. (a) Does the *private fund* use an administrator other than your firm? ☐ Yes ☒ No

If the answer to 26(a) is "yes," respond to questions (b) through (f) below. If the *private fund* uses more than one administrator, you must complete questions (b) through (f) separately for each administrator.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Name of administrator: ____________

(c) Location of administrator (city, state and country): ____________

(d) Is the administrator a *related person* of your firm? ☐ Yes ☐ No

(e) Does the administrator prepare and send investor account statements to the *private fund*'s investors?

☐ Yes (provided to all investors) ☐ Some (provided to some but not all investors) ☐ No (provided to no investors)

(f) If the answer to 26(e) is "no" or "some," who sends the investor account statements to the (rest of the) *private fund*'s investors? If investor account statements are not sent to the (rest of the) private fund's investors, respond "not applicable."

____________.

27. During your last fiscal year, what percentage of the *private fund*'s assets (by value) was valued by a *person*, such as an administrator, that is not your *related person*?

____________%

Include only those assets where (i) such person carried out the valuation procedure established for that asset, if any, including obtaining any relevant quotes, and (ii) the valuation used for purposes of investor subscriptions, redemptions or distributions, and fee calculations (including allocations) was the valuation determined by such person.

Marketers

28. (a) Does the *private fund* use the services of someone other than you or your *employees* for marketing purposes? ☐ Yes ☒ No

You must answer "yes" whether the person acts as a placement agent, consultant, finder, introducer, municipal advisor or other solicitor, or similar person. If the answer to 28(a) is "yes", respond to questions (b) through (g) below for each such marketer the *private fund* uses. If the *private fund* uses more than one marketer, you must complete questions (b) through (g) separately for each marketer.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Your Name Muehler, Steven Joseph
Date ____________

CRD Number ____________
SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ■ INITIAL or ☐ AMENDED Schedule D

(b) Is the marketer a *related person* of your firm? ☐ Yes ☐ No

(c) Name of the marketer: ____________

(d) If the marketer is registered with the SEC, its file number (*e.g.*, 801-, 8-, or 866-): ____________ and *CRD* Number (if any) ____________

(e) Location of the marketer's office used principally by the *private fund* (city, state and country): ____________

(f) Does the marketer market the *private fund* through one or more websites? ☐ Yes ☐ No

(g) If the answer to 28(f) is "yes," list the website address(es): ____________

SECTION 7.B.(2) *Private Fund* Reporting

(1) Name of the *private fund* See Attached

(2) *Private fund* identification number See Attached

(3) Name and SEC File number of adviser that provides information about this *private fund* in Section 7.B.(1) of Schedule D of its Form ADV filing ____________, 801-____________ or 802-____________

(4) Are your *clients* solicited to invest in this *private fund*? ■ Yes ☐ No

In answering this question, disregard feeder funds' investment in a master fund. For purposes of this question, in a master-feeder arrangement, one or more funds ("feeder funds") invest all or substantially all of their assets in a single fund ("master fund"). A fund would also be a "feeder fund" investing in a "master fund" for purposes of this question if it issued multiple classes (or series) of shares or interests, and each class (or series) invests substantially all of its assets in a single master fund.

SECTION 9.C. *Independent Public Accountant*

You must complete the following information for each *independent public accountant* engaged to perform a surprise examination, perform an audit of a pooled investment vehicle that you manage, or prepare an internal control report. You must complete a separate Schedule D Section 9.C. for each *independent public accountant*.

Check only one box: ■ Add ☐ Delete ☐ Amend

(1) Name of the *independent public accountant*: TVD

(2) The location of the *independent public accountant*'s office responsible for the services provided:

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey (city) — California (state/country) — 90292 (zip+4/postal code)

(3) Is the *independent public accountant* registered with the Public Company Accounting Oversight Board? ■ Yes ☐ No

(4) If yes to (3) above, is the *independent public accountant* subject to regular inspection by the Public Company Accounting Oversight Board in accordance with its rules? ■ Yes ☐ No

(5) The *independent public accountant* is engaged to:

Your Name Muehler, Steven Joseph
Date ____________

CRD Number ____________
SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

(1) Full legal name of the public reporting company: ____________

(2) The public reporting company's CIK number (Central Index Key number that the SEC assigns to each reporting company):
____

Miscellaneous

You may use the space below to explain a response to an Item or to provide any other information.
See Attachments

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS
This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to Items 11.A. or 11.B. of Form ADV.
Check item(s) being responded to: ☐ 11.A(1) ☐ 11.A(2) ☐ 11.B(1) ☐ 11.B(2)
Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.
Multiple counts of the same charge arising out of the same event(s) should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs. Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the items listed above.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):
- ■ You (the advisory firm)
- ☐ You and one or more of your *advisory affiliates*
- ☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name Muehler, Steven Joseph	Your *CRD* Number non-registered

ADV DRP - *ADVISORY AFFILIATE*

CRD Number	This *advisory affiliate* is ☐a firm ☐an individual Registered: ☐Yes ☐No

Name (For individuals, Last, First, Middle)

☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or *advisory affiliate's* favor.

☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)
(continuation)

PART II

1. If charge(s) were brought against an organization over which you or an *advisory affiliate* exercise(d) *control*: Enter organization name, whether or not the organization was an *investment-related* business and your or the *advisory affiliate's* position, title, or relationship.

2. Formal Charge(s) were brought in: (include name of Federal, Military, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case number).

3. Event Disclosure Detail (Use this for both organizational and individual charges.)

   A. Date First *Charged* (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

   B. Event Disclosure Detail (include Charge(s)/Charge Description(s), and for each charge provide: (1) number of counts, (2) *felony* or *misdemeanor*, (3) plea for each charge, and (4) product type if charge is *investment-related*).

   C. Did any of the Charge(s) within the Event involve a *felony*? ☐ Yes ☐ No

   D. Current status of the Event? ☐ Pending ☐ On Appeal ☐ Final

   E. Event Status Date (complete unless status is Pending) (MM/DD/YYYY):

   ☐ Exact ☐ Explanation

   If not exact, provide explanation:

4. Disposition Disclosure Detail: Include for each charge (a) Disposition Type (e.g., convicted, acquitted, dismissed, pretrial, etc.), (b) Date, (c) Sentence/Penalty, (d) Duration (if sentence-suspension, probation, etc.), (e) Start Date of Penalty, (f) Penalty/Fine Amount, and (g) Date Paid.

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)

(continuation)

5. Provide a brief summary of circumstances leading to the charge(s) as well as the disposition. Include the relevant dates when the conduct which was the subject of the charge(s) occurred. (Your response must fit within the space provided.)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to Items 11.C., 11.D., 11.E., 11.F. or 11.G. of Form ADV.

Check item(s) being responded to:

☐ 11.C(1) ☐ 11.C(2) ☐ 11.C(3) ☐ 11.C(4) ☐ 11.C(5)
☐ 11.D(1) ☐ 11.D(2) ☐ 11.D(3) ☐ 11.D(4) ☐ 11.D(5)
☐ 11.E(1) ☐ 11.E(2) ☐ 11.E(3) ☐ 11.E(4)
☐ 11.F. ☐ 11.G.

Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Items 11.C., 11.D., 11.E., 11.F. or 11.G. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

■ You (the advisory firm)
☐ You and one or more of your *advisory affiliates*
☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name Muehler, Steven Joseph	Your *CRD* Number non-registered

ADV DRP - *ADVISORY AFFILIATE*

CRD Number	This *advisory affiliate* is ☐ a firm ☐ an individual Registered: ☐ Yes ☐ No

Name (For individuals, Last, First, Middle)

☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or *advisory affiliate's* favor.

If you are registered or registering with a *state securities authority*, you may remove a DRP for an event you reported only in response to Item 11.D(4), and only if that event occurred more than ten years ago. If you are registered or registering with the SEC, you may remove a DRP for any event listed in Item 11 that occurred more than ten years ago.

☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ■ No

NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

PART II

1. Regulatory Action initiated by:
   ☐ SEC ☐ Other Federal ☒ State ☐ *SRO* ☐ Foreign

(Full name of regulator, *foreign financial regulatory authority*, federal, state or *SRO*)

See Attachments

2. Principal Sanction (check appropriate item):

☐ Civil and Administrative Penalty(ies)/Fine(s)
☐ Bar
☒ Cease and Desist
☐ Censure
☐ Denial
☐ Disgorgement
☐ Expulsion
☐ Injunction
☐ Prohibition
☐ Reprimand
☐ Restitution
☐ Revocation
☐ Suspension
☐ Undertaking
☐ Other Private Placement

Other Sanctions:

3. Date Initiated (MM/DD/YYYY): 08/25/2010 ☒ Exact ☐ Explanation

If not exact, provide explanation:

4. Docket/Case Number:

See Attached

5. *Advisory Affiliate* Employing Firm when activity occurred which led to the regulatory action (if applicable):

See Attached

6. Principal Product Type (check appropriate item):

☐ Annuity(ies) - Fixed
☐ Annuity(ies) - Variable
☐ CD(s)
☐ Commodity Option(s)
☐ Debt - Asset Backed
☐ Debt - Corporate
☐ Debt - Government
☐ Debt - Municipal
☐ Derivative(s)
☐ Direct Investment(s) - DPP & LP Interest(s)
☐ Equity - OTC
☐ Equity Listed (Common & Preferred Stock)
☐ Futures - Commodity
☐ Futures - Financial
☐ Index Option(s)
☐ Insurance
☐ Investment Contract(s)
☐ Money Market Fund(s)
☐ Mutual Fund(s)
☐ No Product
☐ Options
☐ Penny Stock(s)
☐ Unit Investment Trust(s)
☒ Other Private Placement

Other Product Types:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

7. Describe the allegations related to this regulatory action (your response must fit within the space provided):

One instance of an unsolicited email being sent for a Regulation D Offering. The Offering(s) was / were terminated with no shares ever being sold. Companies were terminated.

8. Current status? ☐ Pending ☐ On Appeal ☒ Final

9. If on appeal, regulatory action appealed to (SEC, *SRO*, Federal or State Court) and Date Appeal Filed:

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

10. How was matter resolved (check appropriate item):

☒ Acceptance, Waiver & Consent (AWC)
☐ Consent
☐ Decision
☐ Decision & *Order* of Offer of Settlement
☐ Dismissed
☐ *Order*
☐ Settled
☐ Stipulation and Consent
☐ Vacated
☐ Withdrawn
☐ Other Private Placement

11. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation:

12. Resolution Detail:

A. Were any of the following Sanctions *Ordered* (check all appropriate items)?

☐ Monetary/Fine ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution

Amount: $ ☐ Censure ☐ Cease and Desist/Injunction ☐ Bar ☐ Suspension

B. Other Sanctions *Ordered*:

None

Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against you or an *advisory affiliate*, date paid and if any portion of penalty was waived:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)

(continuation)

13. Provide a brief summary of details related to the action status and (or) disposition and include relevant terms, conditions and dates (your response must fit within the space provided).

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to Item 11.H. of Part 1A and Item 2.F. of Part 1B of Form ADV.

Check Part 1A item(s) being responded to: ☐ 11.H(1)(a) ☐ 11.H(1)(b) ☐ 11.H(1)(c) ☐ 11.H(2)
Check Part 1B item(s) being responded to: ☐ 2.F(1) ☐ 2.F(2) ☐ 2.F(3) ☐ 2.F(4) ☐ 2.F(5)

Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item 11.H. of Part 1A or Item 2.F. of Part 1B. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):
☑ You (the advisory firm)
☐ You and one or more of your *advisory affiliates*
☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name Muehler, Steven Joseph	Your *CRD* Number non-registered

ADV DRP - *ADVISORY AFFILIATE*

CRD Number

This *advisory affiliate* is ☐ a firm ☐ an individual
Registered: ☐ Yes ☐ No

Name (For individuals, Last, First, Middle)

☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or advisory affiliate's favor.

If you are registered or registering with a *state securities authority*, you may remove a DRP for an event you reported only in response to Item 11.H.(1)(a), and only if that event occurred more than ten years ago. If you are registered or registering with the SEC, you may remove a DRP for any event listed in Item 11 that occurred more than ten years ago.

☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:

____
____
____

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.
☐ Yes ☐ No

NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

PART II

1. Court Action initiated by: (Name of regulator, *foreign financial regulatory authority, SRO*, commodities exchange, agency, firm, private plaintiff, etc.)

2. Principal Relief Sought (check appropriate item):

☐ Cease and Desist ☐ Disgorgement ☐ Money Damages (Private/Civil Complaint) ☐ Restraining Order
☐ Civil Penalty(ies)/Fine(s) ☐ Injunction ☐ Restitution ☐ Other Private Placement

Other Relief Sought:

3. Filing Date of Court Action (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation:

4. Principal Product Type (check appropriate item):

☐ Annuity(ies) - Fixed
☐ Annuity(ies) - Variable
☐ CD(s)
☐ Commodity Option(s)
☐ Debt - Asset Backed
☐ Debt - Corporate
☐ Debt - Government
☐ Debt - Municipal
☐ Derivative(s)
☐ Direct Investment(s) - DPP & LP Interest(s)
☐ Equity - OTC
☐ Equity Listed (Common & Preferred Stock)
☐ Futures - Commodity
☐ Futures - Financial
☐ Index Option(s)
☐ Insurance
☐ Investment Contract(s)
☐ Money Market Fund(s)
☐ Mutual Fund(s)
☐ No Product
☐ Options
☐ Penny Stock(s)
☐ Unit Investment Trust(s)
☐ Other Private Placement

Other Product Types:

5. Formal Action was brought in (include name of Federal, State or Foreign Court, Location of Court - City or County <u>and</u> State or Country, Docket/Case Number):

6. *Advisory Affiliate* Employing Firm when activity occurred which led to the civil judicial action (if applicable):

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

7. Describe the allegations related to this civil action (your response must fit within the space provided):

8. Current status? ☐ Pending ☐ On Appeal ▣ Final

9. If on appeal, action appealed to (provide name of court) and Date Appeal Filed (MM/DD/YYYY):

10. If pending, date notice/process was served (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation:

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11. How was matter resolved (check appropriate item):

☐ Consent ☐ Judgment Rendered ☐ Settled
☐ Dismissed ☐ Opinion ☐ Withdrawn ☐ Other ____________

12. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation:

13. Resolution Detail:

A. Were any of the following Sanctions Ordered or Relief Granted (check appropriate items)?

☐ Monetary/Fine ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution

Amount: $ ☐ Censure ☐ Cease and Desist/Injunction ☐ Bar ☐ Suspension

B. Other Sanctions:

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

C. Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against you or an *advisory affiliate*, date paid and if any portion of penalty was waived:

14. Provide a brief summary of circumstances related to the action(s), allegation(s), disposition(s) and/or finding(s) disclosed above (your response must fit within the space provided).

Part 2A: The Brochure: This brochure discloses information about the qualifications and business practices of "Alternative Securities Markets Group Corporation", for the benefit of its clients and prospective clients. Please note that the terms "Registered Investment Adviser" or "Registered" do not imply a certain level of skill or training. If the Adviser uses a wrap fee program, it is found in Appendix #1. If you have any questions about the contents of this brochure, please contact us at the contacts given below. **Part 2B: The Brochure Supplement** discloses information about persons providing advice.

2A: ITEM 1: COVER PAGE FOR:

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION
4640 ADMIRALITY WAY
MARINA DEL REY, CALIFORNIA 90292

TELEPHONE: (213) 407-4386
EMAIL: LEGAL@ALTERNATIVESECURITIESMARKET.COM
WEBSITE: http://www.ASMGCorp.com

Please note that this Brochure has not been approved by the Securities & Exchange Commission or by any State Securities Authority. This firm plans to register with the United States Securities & Exchange Commission within 120 days of the date of the document, and notice will be filed in one or more States; **REGISTRATION DOES NOT MEAN APPROVAL OR VERIFICATION BY THOSE REGULATORS.** More information about the firm will be available at Investment Adviser Public Disclosure: www.adviserinfo.sec.gov.

2A: Brochure: Item 2: Material Changes: If we amend this disclosure brochure, we are to send you either a new copy of the brochure or at least this Item 2 describing the changes made so you can decide if you want us to send you a complete, new copy. A summary of material change is:

____ Attached as an exhibit to, or
__X_ Included here as part of this updated brochure (initial filing)

The changes made are:

- NONE: This is our initial filing

2A: Brochure: Item 3: Table of Contents: Information that Investment Advisers must provide to prospective clients and to existing clients annually: 18 disclosure items that describe this firm's advisory business, and (if applicable) Appendix 1 with disclosures required for a "wrap fee" program brochure (a specialized brochure).

2A: Brochure: Items 4-18:

Item 4. This Advisory Firm's Business:

__4.A:__ Alternative Securities Markets Group Corporation is a California Stock Corporation that is registered as an Investment Advisory Firm. Alternative Securities Markets Group Corporation (or "the Firm" or "the Adviser") is currently registering in the States of:

- California
- New York
- Florida
- Texas
- Arizona
- Nevada

Note: The use of the phrase "Registered Investment Adviser" or the term "Registered" do not imply a certain level of skill or training.

The Firm's owner(s) are / is:

- **Mr. Steven Joseph Muehler**, the Firm's Founder and Chief Executive Officer

In addition to the examinations any given state requires each Investment Adviser Representative to pass in order to give investment advice in that State, the Alternative Securities Markets Group Corporation requires its advisers to have at least a college education or FIVE YEARS of related industry experience. Along with this, they must demonstrate a history of being in compliance with all industry regulations.

The Alternative Securities Markets Group Corporation maintains business hours of 8:30 AM to 5:00 PM PST.

__4.B:__ Alternative Securities Markets Group Corporation ("the Firm" or "the Adviser") provides both "Traditional Investment Advisory" and "Alternative Securities Investment" Investment Advisory Services to Investor Clients and Issuer Clients; as well as Financial Planning for Investor Clients. Alternative Securities Markets Group Corporation works on a contractual basis with all clients to clearly outline the mutually agreed upon services to be offered.

The Firm first conducts an interview with a prospective Investor and Issuer Client, in some cases using a standard questionnaire, to assist in determining a client's needs, goals and general risk tolerance.

If an Investor Client wishes to engage the Firm / Adviser for Investment Advisory Services for Alternative Securities Investment Advisory and/or for Financial Planning Services, a services agreement will be executed by both parties that clearly outlines the mutually agreed upon Financial Advisory Services to be offered. The Agreement must be determine what risk tolerance the client is able to withstand. The level of risk a client agrees to will primarily dictate which portfolio of traditional investment securities, and / or what market segment of the Alternative Securities Market the Adviser will advise the client about. In addition to the risk profile, clients may also be provided an investment policy statement which further confirms the agreed upon allocation and outlines the roles each party will play. The Firm at this time will not be establishing any types of discretionary or non-discretionary accounts for any clients, though the Company is currently in the process of establishing an operating procedure for the inclusion of both non-discretional and discretionary Investor Accounts. Unless the services are clearly outlined in the signed agreement, the Firm / Adviser cannot be held responsible nor be expected to offer advice or input on anything outside the scope of the agreement. The Firm / Adviser is not a law firm or a CPA Firm. Therefore, we do not offer any tax or legal advice. We strongly recommend the client discuss all aspects of any plan with their CPA or attorney before implementing it. The implementation of any planning discussed with the client it at the sole discretion of the client.

The Alternative Securities Markets Group Corporation's Financial Advisory Service to Investor Clients and Issuer Clients will be solely in regards to the following types of Securities:

- Exchange Listed Securities
- Municipal Securities
- Variable Life Insurance
- Variable Annuities
- Mutual Fund Shares
- U.S Government Securities
- Options Contracts
- Private Corporate Debt Securities
- Regulation D Securities
- Regulation S Securities
- Regulation A Securities
- Certain Intra-State Exempt Securities
- Oil and Gas Interests
- Certain Real Estate Investments
- Certain over-the-counter securities
- Foreign Issuers
- Certificates of Deposit
- Private Placements
- Mortgage Loans
- Equity CrowdFunding
- Life Settlement

4.C. Do we tailor our Advisory Services to a client's individual needs and how do we do so? Can client's impose restrictions on investing in certain securities or types of securities?

By their nature, financial planning services for Investors must be based on each client's individual needs to have any useful validity. As the Alternative Securities Markets Group Corporation does not "*currently*" manage accounts, an Investment Adviser of Alternative Securities Markets Group Corporation can only make recommendations that the Adviser feels are in the client's own best interest, based on an individual's stated and/or established, individual needs, goals, risk tolerance and investment time horizon. The firm seeks to establish this personal dimension through a careful, fact-finding interview and series of discussions with each client.

As Investment clients make investments from their own accounts at their own direction, and that the Alternative Securities Markets Group Corporation is not a manager of accounts (no fiduciary controls), there is no restrictions that need to be imposed. As stated in this brochure, the Alternative Securities Markets Group Corporation is moving towards offering both "discretionary" and "non-discretional" accounts to Investors, and accordingly, when the Firm chooses to make this change, this section of the brochure will be updated, and an updated copy will be mailed to all Client's of the Alternative Securities Markets Group Corporation.

Item 5. Fees and Compensation:

5.A: A description of the range of fees our Firm Charges.

Our fees are based on either a percentage of assets under management, hourly charges, or fixed fees for comprehensive financial plans.

Financial planning fees are negotiable. Investment Management fees are only negotiable when out of state travel is involved. Upon engagement of the Company's services, our Clients receive and are asked to sign a "Letter of Agreement" outlining the fee schedule.

An introductory meeting, which may be by telephone or in person, is free of charge and is an exploratory interview to determine to the extent to which our Financial Planning and Investment Management services may be beneficial to the Client.

Comprehensive Financial Planning Services and Fees
A Financial Plan is designed to help the Client with all aspects of Financial Planning.

The Financial Plan may include, but is not limited to: a net worth statement, a cash flow statement; a review of investment accounts including reviewing asset allocation and providing repositioning recommendations, strategic tax planning, a review of insurance policies and recommendations for changes (if necessary), one or more retirement scenarios, estate planning review and recommendations, and education planning with funding recommendations.

Detailed Investment Advice and specific recommendations may be provided as part of a financial plan. Implementation of the recommendations is at the discretion of the Client.

Financial Plans are priced according to the degree of complexity associated with the Client's situation. The fee for a financial plan is predicated upon the facts known at the start of the engagement. The typical fee range is $3,000 to $6,000. Since Financial Planning is a discovery process, situations occur wherein the Client is unaware of certain financial exposures or predicaments. In the event that the Client's situation is substantially different than disclosed at the onset of the engagement, a revised fee will be provided for mutual agreement. The Client must approve the change of scope in advance of the additional work being performed when a fee increase is necessary.

Fees for Financial Plans are billed upon delivery of the Financial Plan.

After delivery of a Financial Plan, Clients can continue to engage the Alternative Securities Markets Group Corporation on an hourly basis at the rate of $200 per hour or for a fixed fee.

Alternative Securities Financial Review or Consultation (Investors)
For client's desiring on a Financial Review or Consultation about a portfolio of Alternative Securities, or a Consultation about a potential purchase of Alternative Securities, the Firm charges a maximum charge of $200 per hour, charged in six minute increments. A qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee.

Offering of Alternative Securities (Issuer)
For an Issuer Clients desiring a Consultation for a potential or current Alternative Securities Offering, the Firm charges a maximum fee of $350 per hour, charged in six minute increments. A qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee

Investment Management Services and Fees
We require all of our Clients to sign an "Investment Advisory Agreement" outlining all aspects of Investment Management Services and Fees.

The Goals and Objectives for each Client's Investment Portfolio are identified and documented through the use of an "Investment Policy Statement". Investment Policy Statements are periodically reviewed with the Client and updated.

Investment Clients receive quarterly performance reports, billing summaries and the Alternative Securities Markets Group's Quarterly Newsletter. In addition, Clients receive monthly statements.

We provide portfolio review and rebalancing, as needed, for the assets held under advisement on a no less than semi-annual basis.

The fee schedule for Client Investment Management services for Clients under management after 1/1/2015 is a tiered schedule as follows:

Account Balance:	**Annual Fee as a % of Assets:**
$0 to $300,000	1.25%
$300,001 to $600,000	1.15%
$600,001 to $1,000,000	1.00%
$1,000,000 to $3,000,000	0.95%
$3,000,001 and above	0.85%

Family Accounts may be grouped when considering account size for fee. Investment Management Fees are billed quarterly, in arrears, meaning that Clients are invoiced after the three-month bill period has ended. The first quarter fees are pro-rate, and Clients may cancel their agreement within five days of signing without incurring any fees. Fees are deducted from the Client's account to facilitate billing. The Client must consent to advance to direct debiting of their investment account.

5.B-D: Does our Firm Bill its Clients for the incurred advisory fees?

Generally, our Firm's practice is charge each client an "upfront retainer" of a SIX HOURS, and after the full retainer is depleted, the Firm's ongoing practice is through "direct billing", in which we send a quarterly invoice to each client for the advisory fees charged by the firm.

The Alternative Securities Markets Group Corporation receives no additional compensation for its Advisory Services.

5.E: Does the Firm or any of its supervised persons accept compensation for the sale of any securities or other investment products, including asset-based sales charges or service fees from the sale of any products?

No, the Alternative Securities Markets Group Corporation is not a Broker Dealer, and receives no compensation from the sale of any securities.

Disclosure 5.E.1: No member of the Firm can earn a commission from the sale of any security.

Disclosure 5.E.2: The firm recommends no Broker Dealers for the purchase of any securities to any Investor Client, Affiliated or non-Affiliated.

Disclosure 5.E.3: The Firm Receives No Revenues through Commissions or other sales-based compensation.

Item 6. Performance Based Fees:

Does our Firm Charge Performance-Based Fees (fees based on a portfolio's increase in asset value)?

No, it does not.

Item 7. Types of Clients:

INVESTOR CLIENTS: Typically our clients will include high net worth individuals, homeowners with home equity greater than 30% equity in their property, corporations and other businesses. We are prepared to provide services to charitable organizations, estates, and trusts as well. We do not impose a minimum dollar amount any investor may be able to invest for our services.

ISSUER CLIENTS: Typically our clients will include Private U.S. Companies with an equity value less than $250 Million, which we refer to as "micro-cap companies". These Issuer Clients will be seeking to engage in some form of a securities offering utilizing one or more of the securities types detailed in Part II, Item 4.

Item 8. Methods of Analysis:

A. An Adviser must describe its methods of analysis and investment strategies used in formulating its investment advice. It must explain in detail any unusual risks.

CAUTION:
INVESTING IN ALTERNATIVE SECURITIES
INVOLVES RISK OF LOSS

An Adviser must explain the material risks involved for each significant investment, investment strategy, or method of analysis used and particular type of security recommended, with more detail if those risks are significant or unusual (i.e., not otherwise apparent from reading this brochure). A strategy or method of analysis is significant if the adviser uses the strategy or method in advising "more than a small portion of the adviser's client's assets."

Alternative Securities Markets Group Corporation follows an "open architecture" approach to building a diversified portfolio of both Traditional Investment Securities and Alternative Securities for clients. Though each portfolio will differ based on the needs of the Investment Client, Alternative Securities Markets Group Corporation's goal is to build Investment Portfolios for our Investment Advisory Clients that generate strong risk-adjusted returns and are consistent with the Investment Advisory Client's stated objectives and risk tolerance. To create consistency with advisors and clients, we narrow the scope of investments down to those investment opportunities that the Firm's Management feels offer the best options with certain asset classes of both Traditional Investments and Alternative Investments. This process allows a level of due diligence to be performed on all Investments being presented to Investment Advisory Clients by Alternative Securities Markets Group Corporation's Advisers.

B. Alternative Securities Markets Group Corporation does not advise any strategy that involves "frequent trading". The majority of the Alternative Securities that our Advisers recommend are either restricted from trade for a period of up to a minimum of one year, or do not have an established secondary market for the trade of the securities. The Alternative Securities Markets Group Corporation uses a "long term purchase approach" (holding for at least one year). The majority of the Firm's Alternative Securities Portfolio of Offerings do not have liquidity events for shareholders for 1-5 years.

C. Do we recommend primarily a particular type of security? What are the material risks involved with that type of security? Are those risks unusual or significant?

Private Corporate Debt Securities	Higher Risk than an Exchange Listed Corporate Bond, Generally Small Cap or Micro-cap Companies with Limited Operating History and Limited assets and revenues, May Lose Entire Amount, Not Covered by SIPC
Regulation D Securities	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Regulation A Securities	Unrestricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Over-the-Counter Securities	More Susceptible to Market Fluctuations; Higher Risk than and Exchange Listed Company, May Lose Entire Amount, Not Covered by SIPC
Intra-State Exempt Securities	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Oil and Gas Interests	A Notably Volatile Industry Sector; Historically Prone to Bubble and After Effects; May Lose Entire Amount Invested; Not Covered by SIPC
Real Estate	A Notably Volatile Industry Sector; Historically Prone to Bubble and After Effects; May Lose Entire Amount Invested, Not Covered by SIPC
Foreign Issuers	May Not be Subject to U.S. Financial Reporting Standards, Higher Risk than an Exchange Listed

	Company, May Lose Entire Amount Invested, Not Covered by SIPC
Certificates of Deposit	Limited Liquidity
Life Settlement	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Long Term Investments, May Lose Entire Amount, Not Covered by SIPC

All investment programs have certain risks that are borne by the investor. Our Investment approach constantly keeps the risk of loss in mind. Investors face the following investment risks.

- *Interest-Rate Risk* – Fluctuations in interest rates may cause investment prices to fluctuate. For example, when interest rates rise, yields on existing bonds become less attractive, causing their market values to decline.

- *Market Risk* – The price of a security, bond, or mutual fund may drop in reaction to tangible and intangible events and conditions. This type of risk is caused by external factors independent of a security's particular underlying circumstances. For example, political, economic and social conditions may trigger market events.

- *Inflation Risk* – When any type of inflation is present, a dollar today will not buy as much as a dollar next year, because purchasing power is eroding at the rate of inflation.

- *Currency Risk* – Overseas investments are subject to fluctuations in the value of the dollar against the currency of the investment's originating country. This is also referred to as exchange risk.

- *Reinvestment Risk* – This is the risk that future proceeds from investments may have to be reinvested at a potentially lower rate of return (i.e. interest rate). This primarily relates to fixed income securities.

- *Business Risk* – These risks are associated with a particular industry or a particular company within an industry. For example, oil-drilling companies depend on finding oil and then refining it, a lengthy process, before they can generate a profit. These companies carry a higher risk of profitability than an electric company, which generates its income from a steady stream of customers who buy electricity no matter what the economic environment is like.

- *Liquidity Risk* – Liquidity is the ability to readily convert an investment into cash. Generally, assets are more liquid if many traders are interested in a standardized product. For example, Treasury Bills are highly liquid, while real estate properties are not.

- *Financial Risk* - Excessive borrowing to finance a business' operations increases the risk of the profitability, because the company must meet the terms of its obligations in good times and bad. During periods of financial stress, the inability to meet loan obligations may result in bankruptcy and/or a declining market value.

Item 9. Disciplinary Information:

What facts about any legal or disciplinary event involving our Firm or its personnel should you know of, because it is material to an evaluation of the integrity of our Firm or its Management Persons?

The SEC requires that we inform you, our Client, if our Firm or any of our Management Persons has been involved in any of the events listed below within the last ten years, and if there is any material fact about any legal or disciplinary event that you should know about in order to evaluate our integrity.

You may also see these same questions answered online at the Investment Adviser Public Disclosure Site (IAPD), in Part 1A, Item 11.

HAS OUR FIRM OR ANY OF OUR MANAGEMENT PERSONS BEEN INVOLVED IN:

A Criminal or Civil action in a domestic, foreign or military court of competent jurisdiction in which our Firm or a Management person:

(1) Was Convicted of, or Pled Guilty or Nolo Contendere ("No Contest") to:
  a. Any Felony?
    i. NO
  b. A Misdemeanor that involved investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, or extortion?
    i. NO
  c. A Conspiracy to commit any of these offenses?
    i. NO

(2) Is the named subject of a pending criminal proceeding that involves an investment-related business, fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?
  a. NO

(3) Was found to have been involved in a violation of an investment-related statute or regulation?
  a. NO

(4) Was the subject of any order, judgment, or decree permanently or temporarily enjoining, or otherwise limiting, our Firm or a Management Person from engaging in any investment-related activity, or from violating any investment-related statute, rule, or order? NO

B. An Administrative proceeding before the SEC, any other Federal Regulatory Agency, any State Regulatory Agency, or any Foreign Financial Regulatory Authority in which our Firm or a Management Person –

(1) Was found to have caused an investment-related business to lose its authorization to do business?
   a. NO
(2) Was found to have been involved in a violation of an investment-related statute or regulation and was the subject of an order by the agency or authority:
   a. Denying, Suspending, or Revoking the authorization of your Firm or a Management Person to act in an investment-related business?
      i. NO
   b. Barring or suspending our Firm's, or a Management Person's, association with an investment-related business?
      i. NO
   c. Otherwise significantly limiting our Firm's, or a Management Person's, investment-related activities?
      i. NO
   d. Imposing a civil money penalty of more than $2,500 on our Firm, or a Management Person?
      i. NO

C. A Self-Regulatory Organization (SRO) proceeding in which our Firm or a Management person:

(1) Was found to have caused an investment-related business to lose its authorization to do business?
   a. NO
(2) Was found to have been involved in a violation of the SRO's rules and was:
   a. Barred or suspended from membership or from association with other members, or was expelled from membership?
      i. NO
   b. Otherwise significantly limited from investment-related activities?
      i. NO
   c. Fined more than $2,500
      i. NO

NOTE: IN AUGUST OF 2010, A FIRM THAT MR. MUEHLER WAS MANAGING WAS SERVED A 'CEASE AND DESIST' ORDER IN THE MATTER OF 'PUBLIC SOLICITION' OF A PRIVATE PLACEMENT (AN UN-SOLICITED EMAIL WAS SENT TO A POTENTIAL INVESTOR THAT STATED INVESTMENT TERMS AND CONDITIONS). THE FIRM THAT WAS SUBJECT OF THE CEASE AND DESIST ORDER CEASED OPERATIONS PRIOR TO THE SALE OF ANY SECURITIES TO ANY INVESTORS. A COPY OF THE 2010 ORDER IS ATTACHED AS AN EXHIBIT TO PART I OF THIS ADV FORM. A COPY OF THIS ORDER CAN BE REQUESTED BY

SENDING AN EMAIL REQUESTING A COPY OF THE "CALIFORNIA CEASE AND DESIST ORDER" TO LEGAL@ALTERNATIVESECURITIESMARKET.COM

Item 10. Other Financial Industry Activities and Affiliations: What material relationships does our Firm, or any of our Management Persons have, with related financial industry participants? What material conflicts of interest may arise from these relationships and how are these conflicts addressed?

A. Have we, or has any of our Management Persons, registered as a broker-dealer or as a representative of a broker-dealer?
    a. As of the date of this document, Mr. Steven J. Muehler was the 100% Owner of the Alternative Securities Markets Group Corporation. The Alternative Securities Market, LLC, a wholly owned subsidiary of the Alternative Securities Markets Group Corporation, is currently in the process of registering as a Broker-Dealer in the State of California.

B. Have we, or has any of our Management Persons, registered as a futures commission merchant, commodity pool operator, a commodity trading advisor, or an associated person of any of these entities named here?
    a. NO

C. Do w have any "related person" – a person or a firm that we control or that controls us through ownership, or as an officer – with whom we have a material relationship, any arrangement that may cause a conflict of interest when providing our clients with Investment Advice?
    a. YES

Alternative Securities Markets Group Corporation

- Wholly owned Subsidiaries
  - Investment Funds (Private)
    - Alternative Securities Market, LLC
      - California Limited Liability Company
      - Registering as a Broker-Dealer in California
    - ASMG Insurance Company
      - California Stock Corporation
      - Registering as a multi-state insurance provider
    - Alternative Securities Markets Group Corporation Fixed Income Fund, LLC
      - California Limited Liability Company
      - Closed End Fixed Return Fund
    - ASMG Fixed Income Fund I, LLC (to be formed in 2015)
      - Closed Ended Fund
    - ASMG Fixed Income Fund II, LLC (to be formed in 2015)
      - Closed Ended Fund
    - ASMG Fixed Income Fund III, LLC (to be formed in 2015)

- Closed Ended Fund
- ASMG Fixed Income Fund IV, LLC (to be formed in 2015)
  - Closed Ended Fund
- ASMG Fixed Income Fund V, LLC (to be formed in 2015)
  - Closed Ended Fund

- Private Operating Companies (all to be formed in 2015)
  - Samba Brazilian Gourmet Pizza Corporation
  - Alternative Securities Market, Inc.
    - Alternative Securities Markets Group Aviation and Aerospace Market, LLC
    - Alternative Securities Markets Group Biofuels Market, LLC
    - Alternative Securities Markets Group California Water Rights Market, LLC
    - Alternative Securities Markets Group Commercial Mortgage Clearinghouse, LLC
    - Alternative Securities Markets Group Energy Market, LLC
    - Alternative Securities Markets Group Entertainment and Media Market, LLC
    - Alternative Securities Markets Group Fashion and Textiles Market, LLC
    - Alternative Securities Markets Group Financial Services Market, LLC
    - Alternative Securities Markets Group Food and Beverage Market, LLC
    - Alternative Securities Markets Group Hotel and Hospitality Market, LLC
    - Alternative Securities Markets Group Life Settlement Market, LLC
    - Alternative Securities Markets Group Medical Device and Pharmaceuticals Market, LLC
    - Alternative Securities Markets Group Mining and Mineral Rights Market, LLC
    - Alternative Securities Markets Group Oil and Natural Gas Market, LLC
    - Alternative Securities Markets Group Residential Mortgage Clearinghouse, LLC
    - Alternative Securities Markets Group Restaurant and Nightclub Market, LLC
    - Alternative Securities Markets Group Retail and E-Commerce Market, LLC
    - Alternative Securities Markets Group New Technologies Market, LLC

- Minority Equity Ownership Interests

- Alternative Securities Markets Group Corporation holds 2-10% minority equity positions in all companies listed on the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com)

NOTE: An Adviser's RELATED PERSONS are: (1) the Adviser's Officers, or Directors (or any person performing similar functions); (2) all persons directly or indirectly controlling, controlled by, or under common control with the Adviser; (3) all of the Adviser's current employees; and (4) any person providing investment advice on the Adviser's behalf.

WE ADDRESS THIS ISSUE BY DISCLOSING THE RISKS TO OUR CLIENTS

The Risk of a conflict of interest in any such arrangement lies in the compensation to be received; it creates an incentive to recommend the service.

As of the date of this document, our Firm has not other related person that is a (THIS STATEMENT WILL CHANGE IN 2015, AND UPON THIS CHANGE BEING IMPLEMENTED, AN UPDATED BROCHURE WILL BE DELIVERED TO ALL CLIENTS AND AN UPDATED BROCHURE PUBLISHED AT WWW.ASMGCORP.COM) :

- Municipal Securities Dealer
- Government Securities Dealer or Broker
- A Mutual Fund
- A Unit Investment Trust
- Offshore Fund
- Another Investment Adviser / Financial Planner
- A Futures Commission Merchant, Commodity Pool Operator or Commodity Trading Advisor
- A Bank or a Thrift Institution
- An Insurance Company or Agency
- A Pension Consultant
- A Real Estate Broker or Dealer
- A Sponsor or Syndicator of Limited Partnerships

D. Do we recommend or select other Investment Advisers for our Clients? NO, we do not. If an Adviser selects or recommends other advisers for a Client, the Adviser must disclose any compensation arrangements or other business relationships between the Advisory Firms that create material conflicts of interest between the adviser and its clients along with a discussion of the conflict and how they are addressed.

Do we receive compensation form other advisers for our referrals? NO, this does not apply. The compensation advisers may receive, clients should note, creates an incentive to make the recommendation and thereby an inherent risk of a conflict of interest. We address this possible conflict of interest first by bringing to our Clients' attention and by disclosing that this does not apply to our Firm.

De we have any other business relationships with advisers that could cause a conflict of interest, and if "yes", how do we address them? NO, we do not.

Item 11. Code of Ethics:

A. As required by the SEC Rule 204A-1 or similar state rules, our Firms has adopted a Code of Ethics. The Firm has created a Code of Ethics (November 2014) which addresses primarily issues involved in monitoring proprietary "investment" activities (there are no "trading activities" associated with Alternative Securities Markets Group Corporation). A Copy is available upon written request.

   Please note that using any insider information, information that is not readily available to all participants in a securities marketplace (upon making a reasonable effort to obtain that information), for any person, ourselves or relatives or clients or any other person, is strictly illegal and punishable by fines and imprisonment.

   How Our Firm Controls Sensitive Information:

   - Building Security: Controlled Entrances, Visitor Screening, Security Monitoring devices, including (but not limited to); security cameras, motion detectors, pass codes, and alarms
   - Office Door Locks
   - Locked File Cabinets
   - Password Protected Computer Screens and Databases; Computer "sleep" if left unused
   - Fire Prevention Equipment
   - Office area under continual supervision

B. Does your Firm or a related person recommend to our Clients, or de we buy or sell for our Client" accounts, securities in which we or a related person has a material interest?

   a. Our Firm and/or its Associates:
      i. Buy or Sell for the Firm or for themselves any securities that we also recommend to our Investment Advisory Clients
         1. WE DO NOT
      ii. Invest or are permitted to invest in securities related to those we may recommend to Investment Advisory Clients?
         1. WE DO NOT

   b. Our Firm and its Associates:
      i. Buy Securities for the Firm or for themselves from Advisory Clients?
         1. WE DO NOT
      ii. Sell Securities the Firm or its Associates own to Advisory Clients?

1. The Firm may recommend securities of Private Funds that the Firm is a Manager and is a wholly owned subsidiary

iii. In their capacity as a broker / dealer agent, transact purchases or sales of any Investment Advisory Client's securities directly to any person?

1. WE DO NOT

iv. Recommend securities to our advisory clients in which our Firm or any person or other firm related to our Firm has some other proprietary ownership or other financial interest

1. The Firm may recommend securities of Private Funds that the Firm is a Manager and is a wholly owned subsidiary
2. The Firm may recommend securities of companies associated with the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com), of which, the Company holds a minority equity ownership interest in each of these companies, though it receives no financial compensation for any investments made.

v. Act as an investment adviser to an investment company that we recommend to our Clients?

1. WE DO NOT

C. Personal Trading: There are no "Trading Activities" Associated with the Alternative Securities Markets Group Corporation

D. Personal Trading: There are no "Trading Activities" Associated with the Alternative Securities Markets Group Corporation

Item 12. Brokerage Practices:

A. Does our Firm select a broker / dealer for you?

a. No. we do not.

Item 13. Review of Accounts:

A. Does someone in our Firm review investment account portfolios and how often?

a. The Alternative Securities Markets Group Corporation does not maintain investment accounts for our Investment Advisory Clients. Though, Mr. Steven J. Muehler, Founder and Chief Executive Officer of the Firm. At Mr. Muehler's discretion, he may delegate review of a client's "advisory portfolio of investments" to another qualified Registered Investment Adviser. Portfolios are review no less than every six months.

B. What factors might trigger a review in addition to our periodic review?

   a. Certain advisory portfolios may be reviewed in the event of significant changes in the markets or due to socio-political factors deemed to affect those portfolios or input provided through our own research. Changes to an Investment Advisory Client's expressed goals, needs, or financial condition may also tripper a review of a client's portfolio. Clients are encouraged to maintain regular contact with the Investment Adviser, especially to keep the Firm informed of any changes to the Client's status.

C. What regular reports do we or other provide you? Are they written reports? What do they contain?

   a. All Companies and Funds that we recommend will send confirmation of each transaction that the client chooses to complete, directly to the client. Each Company or Fund will send monthly or quarterly statements, unless the Company is a "non-reporting" company.

Item 14. Client Referrals and Other Compensation:

A. Does someone other than a Client of our Firm pay our Firm or related persons, or otherwise provide economic benefit to our Firm, for the investment advice we provide to Investment Advisory Clients?

   a. Our Firm is not compensated in any way from third parties for our Investment Advisory.

B. Does our Firm or a firm related to us through some form of ownership pay someone, directly or indirectly, for client referrals?

   a. NO WE DO NOT

Item 15: Custody:

A. Does our Firm have discretionary authority over Client Assets?
   a. NO WE DO NOT, AS OF THE DATE OF THIS DOCUMENT, NO OPERATION OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION INVOLVES ANY TYPE OF CUSTODY OF ANY OF A CLIENTS ASSETS, THOUGH THIS WILL CHANGE IN THE FIRST HALF OF 2015. UPON CHANGES MADE TO THE COMPANY'S SERVICES, AN UPDATED BROCHURE WILL BE DELIVERED TO ALL CLIENTS, AND AN UPDATED BROCHURE WILL BE PUBLISHED AT WWW.ASMGCORP.COM

Item 16: Investment Discretion:

A. Does our Firm have Discretionary Authority over a Client's Assets?
   a. NO WE DO NOT, NO OPERATION OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION INVOLVES ANY TYPE OF CUSTODY OF ANY OF A CLIENTS ASSETS

Item 17: Voting Client Securities:

A. Does our Firm have, or will it accept authority, to vote Investment Advisory Client Securities?
   a. NO. The Firm's policies and procedures manual, our agreements and this disclosure brochure will state:
      i. *"Clients should note that the Adviser does not undertake to vote any proxies to the investments a client may choose to make, or have. It remains the Client's right to vote all proxies; voting proxies is an important means for the investor to understand the companies in whose securities he / she is invested."*

   b. This is our policy and our procedure: THAT WE DO NOT VOTE PROXIES. Our Firm does not vote its Advisory Client's proxies. We state in our agreement and here in these disclosures. Our Firm urges our Clients to read and participate in the voting process tied to the shares they own in various companies as an excellent means for our clients to become familiar with those companies in which they are invested.

Item 18: Financial Information:

A. Does your Firm have Custody of Client Funds or Securities?
   a. As of the date of this document, we do not, but the firm will start taking custody of Funds and Securities in 2015. A revised brochure will be delivered to all Clients as well as posted on the Firm's website at www.ASMGCorp.com

B. Does our Firm have any financial condition that could reasonably seem likely to impair our ability to meet our contractual commitments to clients?
   a. NO WE DO NOT

C. Has our Firm been the subject of a bankruptcy during the last ten years?
   a. No, it has not

Item 19: State Registration Information:

If you are registering or are registered with one or more State Securities Authorities, you must respond to the following additional items:

A. Identify each of your Principal Executive Officers and Management Persons, and describe their formal education and business background.

Mr. Steven Joseph Muehler is the Founder and Chief Executive Officer of the Alternative Securities Markets Group Corporation, which opened the "Alternative Securities Market" to companies seeking both an initial public offering and a public listing of the Company's Securities in April of 2014..

Unlike the current "CrowdFunding" Sites over saturating the Alternative Securities Investment Industry today, the Alternative Securities Market is the FIRST and ONLY Private Market that is open to ALL INVESTORS (U.S. Citizens, Non-U.S. Citizens, Accredited Investors, Nom-Accredited Investors, Private Individual Investors, and Institutional Investors and Advisors).

The Alternative Securities Market is the First and Only Primary and Secondary Market for the initial issue and resale of Regulation A, Regulation S and Regulation D Securities (Regulation D, Regulation S, and certain Regulation A Securities of "shell companies" are restricted from resale for 6-12 months). The Alternative Securities Market operates as a private, transparent equity and debt securities marketplace, offering market participants a comprehensive range of services to meet their needs, including facilitating "initial public offerings" for Regulation A, Regulation S and Regulation D securities. The Alternative Securities Markets Group also supplies both market, industry and listed company data. The total product offering at the Alternative Securities Market includes: Common Stock, Preferred Stock, Convertible Preferred Stock, Debt Notes (asset backed & secured notes only) and Convertible Debt Notes.

Mr. Muehler has more than fifteen years investment banking industry and corporate finance industry experience, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans and leading fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Securitizations, Energy, Biofuels, Mining and Mineral Rights, Oil and Natural Gas, Medical Device, Pharmaceuticals and New Technology Market Capitalization and Management ranging from Fortune 100 companies to early stage ventures.

Prior to founding the Alternative Securities Markets Group in April of 2014, Mr. Muehler served as a corporation capitalization and securities advisor for both private and public securities offerings.

Before beginning his career in the Corporate Investment Banking Market, Mr. Muehler Served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Reverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies, and during his time as an advisor, that Mr. Muehler gained valuable experience working with multinational finance and domestic investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

During the last year, Mr. Muehler has served as the "counter point to CrowdFunding" on his weekly Radio and HDWebTV Series, "Steve Muehler, On the Corner of Main Street and Wall Street". The Show returns on January 2nd, 2014 with a weekly 2-3 hour broadcast.

Mr. Muehler is also the Founder and Chief Executive Officer of "Samba Brazilian Gourmet Pizza Corporation".

B. Describe any business in which you are actively engaged (other than giving investment advice) and the approximate amount of time spent on that business.

Alternative Securities Markets Group Corporation

- Wholly owned Subsidiaries
  - Investment Funds (Private)
    - Alternative Securities Market, LLC
      - California Limited Liability Company
      - Registering as a Broker-Dealer in California
    - ASMG Insurance Company
      - California Stock Corporation
      - Registering as a multi-state insurance provider
    - Alternative Securities Markets Group Corporation Fixed Income Fund, LLC
      - California Limited Liability Company
      - Closed End Fixed Return Fund
    - ASMG Fixed Income Fund I, LLC (to be formed in 2015)
      - Closed Ended Fund
    - ASMG Fixed Income Fund II, LLC (to be formed in 2015)
      - Closed Ended Fund
    - ASMG Fixed Income Fund III, LLC (to be formed in 2015)
      - Closed Ended Fund
    - ASMG Fixed Income Fund IV, LLC (to be formed in 2015)
      - Closed Ended Fund
    - ASMG Fixed Income Fund V, LLC (to be formed in 2015)
      - Closed Ended Fund
  - Private Operating Companies (all to be formed in 2015)
    - Samba Brazilian Gourmet Pizza Corporation
    - Alternative Securities Market, Inc.

- Alternative Securities Markets Group Aviation and Aerospace Market, LLC
    - Alternative Securities Markets Group Biofuels Market, LLC
    - Alternative Securities Markets Group California Water Rights Market, LLC
    - Alternative Securities Markets Group Commercial Mortgage Clearinghouse, LLC
    - Alternative Securities Markets Group Energy Market, LLC
    - Alternative Securities Markets Group Entertainment and Media Market, LLC
    - Alternative Securities Markets Group Fashion and Textiles Market, LLC
    - Alternative Securities Markets Group Financial Services Market, LLC
    - Alternative Securities Markets Group Food and Beverage Market, LLC
    - Alternative Securities Markets Group Hotel and Hospitality Market, LLC
    - Alternative Securities Markets Group Life Settlement Market, LLC
    - Alternative Securities Markets Group Medical Device and Pharmaceuticals Market, LLC
    - Alternative Securities Markets Group Mining and Mineral Rights Market, LLC
    - Alternative Securities Markets Group Oil and Natural Gas Market, LLC
    - Alternative Securities Markets Group Residential Mortgage Clearinghouse, LLC
    - Alternative Securities Markets Group Restaurant and Nightclub Market, LLC
    - Alternative Securities Markets Group Retail and E-Commerce Market, LLC
    - Alternative Securities Markets Group New Technologies Market, LLC
- Minority Equity Ownership Interests
    - Alternative Securities Markets Group Corporation holds 2-10% minority equity positions in all companies listed on the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com)

C. In addition to the description of your fees in response to Item 5 of part 2A, if you or a supervised person is compensated for advisory services with performance-based fees, explain how these fees will be calculated. Disclose specifically that performance-based compensation may create an incentive for the adviser to recommend an investment that may carry a higher degree of risk to the client.

a. We receive not "performance based" compensation for any Investment Advisory Services.

D. If you or a management person has been involved in one of the events listed below, disclose all material facts regarding the event:
   a. An award or otherwise being found liable in an arbitration claim alleging damages in excess of $2,500, involving any of the following:
      i. An investment or an investment-related business or activity;
      ii. Fraud, false statement(s), or omissions
      iii. Theft, embezzlement, or other wrongful taking of property
      iv. Bribery, forgery, counterfeiting, or extortion; or
      v. Dishonest, unfair, or unethical practices.
      vi. NO WE HAVE NOT TO ALL POINTS
   b. An award of otherwise being found liable in a civil, self-regulatory, or administrative proceeding involving any of the following:
      i. An investment or an investment-related business activity;
      ii. Fraud, False Statement(s), or omissions
      iii. Theft, embezzlement, or other wrongful taking of property;
      iv. Bribery, forgery, counterfeiting, or extortion; or
      v. Dishonest, unfair, or unethical practices.
      vi. NO WE HAVE NOT TO ALL POINTS

E. In addition to any relationship or arrangement described in response to Item 10.C of Part 2A, describe any relationship or arrangement that you or any of your Management Persons have with any issuer of securities that is not listed in Item 10.C of Part 2A
   a. NONE

PART 2B: ***The Brochure Supplement:*** Here we provide information about advisory personnel on whom you rely for Investment Advice. We must provide this supervised person's supplement to you, our client initially at or before the time when that specific supervised person begins to provide you with advisory services.

MR. STEVEN JOSEPH MUEHLER
Born August 11th, 1975

Item 2: ***Educational Background and Business Experience:***

Mr. Steven Joseph Muehler is the Firm's Founder and Chief Executive Officer. Mr. Muehler was born in August of 1975, and grew-up and attended High School in Wahpeton, North Dakota. After graduating from Wahpeton Senior High School in 1994, Mr. Muehler enlisted in the United States Marine Corps, and was honorably discharged from Active Duty in 1999.

While enlisted in the United States Marine Corps, Mr. Muehler began his college studies through the Marine Corps Distance Education Program. Mr. Muehler took college level courses and earned college credits from: The University of North Dakota, The University of Minnesota, The University of Minnesota, Brigham Young University, The University of Alabama and the University of South Carolina. Upon being honorably discharged from the United States Marine Corps in 1999, Mr. Muehler continued his college education at Charleston Southern University in North Charleston, South Carolina.

Mr. Muehler has more than fifteen years investment banking industry and corporate finance industry experience, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans and leading fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Securitizations, Energy, Biofuels, Mining and Mineral Rights, Oil and Natural Gas, Medical Device, Pharmaceuticals and New Technology Market Capitalization and Management ranging from Fortune 100 companies to early stage ventures.

Prior to founding the Alternative Securities Markets Group in April of 2014, Mr. Muehler served as a corporation capitalization and securities advisor for both private and public securities offerings.

Before beginning his career in the Corporate Investment Banking Market, Mr. Muehler Served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Reverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies, and during his time as an advisor, that Mr. Muehler gained valuable experience working with multinational finance and domestic investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

During the last year, Mr. Muehler has served as the "counter point to CrowdFunding" on his weekly Radio and HDWebTV Series, "Steve Muehler, On the Corner of Main Street and Wall Street".

Item 3. ***Disciplinary Information:*** In the Investment Adviser Public Disclosure Site one may find the following disclosures regarding Mr. Muehler. "This Investment Adviser Representative is currently registered in **ONE** jurisdiction.
Is this Investment Adviser Representative currently suspended with any jurisdiction? **NO**
Are there events disclosed about this Investment Adviser Representative? **NO**

Item 4: ***Other Business Activities:*** As noted above and in ADV Part 2A, Mr. Steven J. Muehler is the Founder and Chief Executive Officer of the Alternative Securities Markets Group Corporation, and the sole shareholder of the Corporation. The Alternative Securities Markets Group Corporation has multiple subsidiaries and minority equity ownership interests as detailed in ADV Part 2A. Mr. Muehler, nor the Alternative Securities Markets Group Corporation, receives no commissions or financial compensation from Investment Advisory Clients who choose to invest in one of these companies.

Item 5: ***Additional Compensation:*** Mr. Muehler currently receives no other forms of income outside of the investment adviser counseling. Mr. Muehler in the future may receive investment related income from any of the previously mentioned wholly owned subsidiaries mentioned on pages 13 & 14 of this brochure. An amendment to this document will be filed and delivered to all Clients of the Alternative Securities Markets Group Corporation upon any change to Mr. Muehler's income.

Item 6: ***Supervision:*** Mr. Muehler is the Firm's Founder and Chief Executive Officer; he is largely his own supervisor. He maintains on file, in the Firm's office reports, his formulation of his recommendations for the regulator to review at will.

Item 7: ***State Registration Requirements:*** Mr. Muehler is registering as a representative of the Advisory firm in California, Florida, New York, Nevada, and Arizona. None of the disciplinary or regulatory events noted under this item applies to Mr. Muehler. He has not been subject of a bankruptcy filing in the past ten years.